
13001716


EMC
INSURANCE GROUP INC.

2012 ANNUAL REPORT


EMC
INSURANCE


EMPLOYERS MUTUAL CASUALTY COMPANY
Affiliated with
EMC National Life Company
EMC PROPERTY & CASUALTY COMPANY
EMC RISK SERVICES, LLC
EMC INSURANCE GROUP INC.
HAMILTON MUTUAL INSURANCE COMPANY
UNION INSURANCE COMPANY OF PROVIDENCE
DAKOTA FIRE INSURANCE COMPANY
EMCASCO INSURANCE COMPANY
ILLINOIS EMCASCO INSURANCE COMPANY
EMC REINSURANCE COMPANY
EMC UNDERWRITERS, LLC

CORPORATE PROFILE

EMC Insurance Group Inc. (EMCI) is a publicly held insurance holding company with operations in property and casualty insurance and reinsurance. EMCI was formed in 1974 and became publicly held in 1982. The Company's common stock trades on the NASDAQ OMX Global Select Market tier of the NASDAQ OMX Stock Market under the symbol EMCI. EMCI is a controlled company in that its parent owns greater than 50 percent of its outstanding stock. As of December 31, 2012, EMCI's parent company, Employers Mutual Casualty Company, owned 61 percent of EMCI's outstanding stock and public stockholders owned the remaining 39 percent. EMCI has no employees of its own.

Employers Mutual Casualty Company (EMCC) is a mutual insurance company founded in 1911 and is headquartered in Des Moines, Iowa. EMCC employs more than 2,100 people countrywide and markets its products exclusively through a network of independent insurance agents. EMCI and EMCC, together with each entity's subsidiary and affiliated companies, operate collectively under the trade name EMC Insurance Companies.

EMC Insurance Companies (EMC) writes property and casualty insurance in both commercial and personal lines, with a focus on medium-sized commercial accounts. Reinsurance business is also written, with an emphasis on property business. Products and services are offered through independent insurance agents who are supported by a network of 16 local branch offices. EMC is licensed in all 50 states and the District of Columbia and actively markets insurance products in 40 states; however, the majority of its business is generated in the Midwest.

LOCAL OFFICES


EMC Branch Offices
EMC Service Offices
Bismarck
Minneapolis
Milwaukee
Lansing
Providence
Des Moines
Chicago
Valley Forge
Omaha
Davenport
Cincinnati
Denver
Wichita
Kansas City
Charlotte
Irvine
Phoenix
Little Rock
Birmingham
Dallas
Jackson

LETTER TO OUR STOCKHOLDERS:

This year marked our return to underwriting profitability with a GAAP combined ratio of 99.6 percent with increasing rate levels and a more normal, although slightly above-average, level of catastrophe and storm losses. Operating income for the year was $2.54 per share and net income was $2.95 per share. The past two years have been record-breaking years for very different reasons. 2011 is remembered for its record catastrophe and storm losses, whereas 2012 culminated with record net written premiums and stockholders' equity. While the unprecedented catastrophe and storm losses of 2011 demonstrated our ability to meet policyholder claims and the strength of our balance sheet, we prefer setting records that enhance our book of business and further strengthen our already solid financial base.

Premium Growth

Net written premiums increased 11.6 percent to a record $478.5 million in 2012. Within the property and casualty insurance segment, commercial lines net written premiums increased 13.3 percent and accounted for approximately 86 percent of total production. The vast majority of the increase was associated with renewal business and reflected a combination of rate level increases and growth in insured exposures on existing accounts. We are pleased with the incremental rate level increases achieved during the year and the compounding effect those increases had on top of the rate level increases implemented during 2011. Rate levels also increased in the personal lines of business; however, net written premiums were up only 0.9 percent due to an intentional reduction in policy count to reduce exposure concentrations. The much-needed rate level increases in both commercial and personal lines of business were widespread across all of our branch offices and all lines of business. We will continue to push for additional rate increases in 2013 in an effort to bring our rates to more adequate levels and help offset an anticipated decline in investment income associated with the persistent low interest rate environment.

Net written premiums increased 12.2 percent in the reinsurance segment. Premium rate levels increased on our renewal business, partially due to rate increases stemming from the significant catastrophe and storm losses experienced in 2011. In addition, we entered into a new offshore energy and liability proportional account effective at the beginning of 2012.

Underwriting Results

Catastrophe and storm losses were higher than average for the fifth consecutive year, although significantly less than our record 2011 losses. These losses accounted for 11.7 percentage points of the combined ratio, which was 2.0 percentage points above the most recent 10-year average of 9.7 percentage points. The severe drought conditions across much of the United States contributed to the decline in storm losses, but resulted in an increase in crop reinsurance losses. While a significant event for the industry and certainly for those personally affected by the storm, losses from Superstorm Sandy were limited by the excess of loss reinsurance coverage carried by our reinsurance subsidiary and our ongoing efforts to control property exposures in the Northeast. We continue to adjust our risk exposures across our book of business by managing exposures in certain geographic regions and diversifying within lines of business and industries. The adjustments made to the mix of our personal and commercial lines of business give us the best opportunity to succeed in the current market conditions.

Our 16 branch offices strategically located throughout the United States operate on a largely decentralized basis. This business model differentiates us from our competitors and allows our branch office employees to work closely with their agents and be more responsive to their needs. In turn, we are able to retain our best business, which allows us to achieve a policy retention level that is consistently above the industry average. Our overall policy retention level remained at 87 percent for the year. Our longstanding reputation as a financially responsible company makes us one that our independent agents want to do business with and our policyholders trust to manage their claims.

Workplace Rankings
EMC Insurance Companies recently made its way onto several distinguished lists. We were listed as one of the 40 best companies for leaders by Chief Executive magazine. The annual ranking was based on a survey of organizations worldwide conducted by Chief Executive magazine, in cooperation with Chally Group Worldwide, using specific leadership criteria.

We also debuted at number 115 on the National Top Workplaces list for 2013. This was out of 872 organizations with more than 1,000 employees that participated in the regional top workplaces program. The rating was determined solely on employee feedback from our Iowa locations gathered through an objective survey conducted by the firm WorkplaceDynamics.

We are very proud of these rankings and will continue to emphasize leadership development at all levels of our organization and reward employees for their accomplishments. This recognition highlights the efforts we have made to make EMC Insurance Companies a great place to work.

Financial Strength
Our balance sheet remains strong, supported by a well-diversified, high-quality investment portfolio with just under $1.2 billion of invested assets. Our record stockholders' equity balance of $401.2 million, representing an increase of 13.9 percent from the prior year, coupled with our solid reserve position, has us well-positioned to absorb future catastrophe and storm losses and continue to create value for our stockholders. Value creation for our stockholders requires us to evaluate our financial position and determine the best use of capital to maximize return, whether that is through dividends, share repurchases, reinvestment in our business or acquisitions.

In 2012, we increased our quarterly dividend by 5 percent and increased the book value of our stock by 13.6 percent to $31.08, aided by rising premium rate levels and our $44.1 million of investment income. The investment landscape remains challenging due to the persistent low interest rate environment, as evidenced by our 4.3 percent decline in investment income. While investment income is important to us, growth and stability in stockholders' equity is the primary goal of our investment philosophy. During the first quarter of 2012 we reinvested approximately $35 million from our core U.S. equity portfolio along with $10 million of cash into a new equity strategy with an emphasis on dividend income. In addition to a higher dividend return, this new equity strategy is expected to carry less market volatility. While we always look for yield enhancement, we will not stretch for yield at the expense of the quality or risk profile of our portfolio. The duration of our bond portfolio decreased to 4.20 years at the end of 2012, down from 4.65 at the end of 2011. Our moderate duration and laddered bond maturities give us the flexibility needed to respond to changes in the macro-environment as they occur.

Looking Ahead
Careful risk selection and appropriate pricing are key to reaching our profitability goals in 2013. We are confident in our book of business and are well prepared to execute our plans for 2013. Our continuing goal is to be a mark above the competition, to be the carrier our independent agents seek out for products and services, to provide outstanding customer service to our policyholders and to create value for our stockholders.

Thank you for your continued interest in EMC Insurance Group Inc.

Sincerely,

Bruce G. Kelley
President &
Chief Executive Officer

Ronald W. Jean
Executive Vice President for
Corporate Development

Kevin J. Hovick
Executive Vice President &
Chief Operating Officer

Financial Highlights

	2012	2011*	2010*	2009*	2008*	2007*
($ in thousands)						
Revenues	$ 503,851	$ 463,341	$ 439,394	$ 432,526	$ 438,348	$ 442,086
Realized Investment Gains (Losses)	$ 8,017	$ 9,303	$ 3,869	$ 17,922	$ (24,456)	$ 3,724
Income (Loss) Before Income Taxes	$ 51,634	$ (10,992)	$ 42,449	$ 61,427	$ (11,240)	$ 58,639
Net Income (Loss)	$ 37,966	$ (2,737)	$ 31,349	$ 44,657	$ (2,323)	$ 42,296
(per share)						
Net Income (Loss)	$ 2.95	$ (0.21)	$ 2.40	$ 3.38	$ (0.17)	$ 3.07
Catastrophe and Storm Losses	$ 2.70	$ 4.04	$ 2.10	$ 1.55	$ 2.52	$ 1.37
Dividends Paid	$ 0.81	$ 0.77	$ 0.73	$ 0.72	$ 0.72	$ 0.69
Book Value	$ 31.08	$ 27.37	$ 28.07	$ 25.67	$ 20.94	$ 25.83
($ in thousands)						
Average Return on Equity (ROE)	10.1%	(0.8)%	9.0%	14.5%	(0.7)%	12.8%
Total Assets	$ 1,290,709	$ 1,224,031	$ 1,182,006	$ 1,159,997	$ 1,103,022	$ 1,198,254
Stockholders' Equity	$ 401,209	$ 352,341	$ 362,853	$ 336,627	$ 277,840	$ 355,893

* Prior year amounts adjusted, where applicable, for new accounting guidance regarding deferrable acquisition costs (effective January 1, 2012). See Note 1 of Notes to Consolidated Financial Statements.

Common Stock History

	2012			2011		
	High	Low	Dividend	High	Low	Dividend
1st Quarter	$ 24.28	$ 19.48	$ 0.20	$ 25.91	$ 21.48	$ 0.19
2nd Quarter	21.25	19.00	0.20	25.40	18.59	0.19
3rd Quarter	22.32	19.05	0.20	20.38	16.45	0.19
4th Quarter	24.04	19.85	0.21	21.41	17.10	0.20
Close at Dec. 31	23.88			20.57		

Cautionary Statement

FORWARD-LOOKING STATEMENTS: The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding forward-looking statements. Accordingly, any forward-looking statement contained in this report is based on management's current beliefs, assumptions and expectations of the Company's future performance, taking all information currently available into account. These beliefs, assumptions and expectations can change as the result of many possible events or factors, not all of which are known to management. If a change occurs, the Company's business, financial condition, liquidity, results of operations, plans and objectives may vary materially from those expressed in the forward-looking statements. The risks and uncertainties that may affect the actual results of the Company include, but are not limited to, the following:

- catastrophic events and the occurrence of significant severe weather conditions;
- the adequacy of loss and settlement expense reserves;
- state and federal legislation and regulations;
- changes in the property and casualty insurance industry, interest rates or the performance of financial markets and the general economy;
- rating agency actions;
- "other-than-temporary" investment impairment losses; and
- other risks and uncertainties inherent to the Company's business, including those discussed under the heading "Risk Factors" in the Company's Annual Report on Form 10-K.

Management intends to identify forward-looking statements when using the words "believe," "expect," "anticipate," "estimate," "project," or similar expressions. Undue reliance should not be placed on these forward-looking statements.

Common Stock

EMC Insurance Group Inc.'s common stock trades on the NASDAQ OMX Global Select Market tier of the NASDAQ OMX Stock Market under the symbol EMCI. As of February 22, 2013, the number of registered stockholders was 830.

There are certain regulatory restrictions relating to the payment of dividends by the Company's insurance subsidiaries (see Note 6 of Notes to Consolidated Financial Statements in the Company's 2012 Form 10-K). It is the present intention of the Company's Board of Directors to declare quarterly cash dividends, but the amount and timing thereof, if any, are determined by the Board of Directors at its discretion.

Dividend Reinvestment and Common Stock Purchase Plan

The Company has previously maintained a dividend reinvestment and common stock purchase plan, which provided stockholders with the option of receiving additional shares of common stock instead of cash dividends. Participants could also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan, and sell shares of common stock through the plan (see Note 13 of Notes to Consolidated Financial Statements in the Company's 2012 Form 10-K). Effective March 14, 2012, the Company temporarily suspended the issuance of shares of common stock under the dividend reinvestment and common stock purchase plan due to the late filing of an amendment to a Current Report on Form 8-K with the Securities and Exchange Commission. The Company intends to resume the issuance of shares of common stock under the plan at such time that all required reports have been filed in a timely manner with the Securities and Exchange Commission. More information about the plan can be obtained by calling American Stock Transfer & Trust Company, LLC, the Company's stock transfer agent and plan administrator.

Stockholder Services

Corporate Headquarters
717 Mulberry Street
Des Moines, IA 50309
Phone: 515.280.2511

Transfer Agent
American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Phone: 866.666.1597
www.amstock.com

SEC Counsel
Nyemaster Goode, P.C.
700 Walnut Street, Suite 1600
Des Moines, IA 50309

Insurance Counsel
Bradshaw, Fowler, Proctor and Fairgrave, P.C.
801 Grand Avenue, Suite 3700
Des Moines, IA 50309

Independent Registered Public Accounting Firm
Ernst & Young LLP
801 Grand Avenue, Suite 3000
Des Moines, IA 50309

Information Availability
Interested parties can request news releases, annual reports, Forms 10-Q and 10-K, quarterly financial brochures and other information at no cost by contacting:

Investor Relations
Steve Walsh, CPA
EMC Insurance Group Inc.
717 Mulberry Street
Des Moines, IA 50309
Phone: 515.345.2515
Fax: 515.345.2895
Email: EMCIns.Group@EMCIns.com
Website: www.emcins.com/ir

Annual Meeting

We welcome attendance at our annual meeting on May 23, 2013, at 1:30 p.m. CDT.

EMC Insurance Companies
700 Walnut Street
Des Moines, IA 50309

2012

FINANCIAL INFORMATION


EMC
INSURANCE GROUP INC.

Contents

SELECTED FINANCIAL DATA.

	Year ended December 31,					
	2012	2011*	2010*	2009*	2008*	2007*
	($ in thousands, except per share amounts)					
INCOME STATEMENT DATA						
Insurance premiums earned	$ 458,846	$ 416,402	$ 389,122	$ 384,011	$ 389,318	$ 393,059
Investment income, net	44,145	46,111	49,489	47,759	48,403	48,482
Realized investment gains (losses)	8,017	9,303	3,869	17,922	(24,456)	3,724
Other income	860	828	783	756	627	545
Total revenues	511,868	472,644	443,263	450,448	413,892	445,810
Losses and expenses	460,234	483,636	400,814	389,021	425,132	387,171
Income (loss) before income tax expense (benefit)	51,634	(10,992)	42,449	61,427	(11,240)	58,639
Income tax expense (benefit)	13,668	(8,255)	11,100	16,770	(8,917)	16,343
Net income (loss)	$ 37,966	$ (2,737)	$ 31,349	$ 44,657	$ (2,323)	$ 42,296
Net income (loss) per common share - basic and diluted:	$ 2.95	$ (0.21)	$ 2.40	$ 3.38	$ (0.17)	$ 3.07
Premiums earned by segment:						
Property and casualty insurance	$ 357,139	$ 321,649	$ 305,647	$ 308,079	$ 315,598	$ 320,836
Reinsurance	101,707	94,753	83,475	75,932	73,720	72,223
Total	$ 458,846	$ 416,402	$ 389,122	$ 384,011	$ 389,318	$ 393,059
BALANCE SHEET DATA						
Total assets	$ 1,290,709	$ 1,224,031	$ 1,182,006	$ 1,159,997	$ 1,103,022	$ 1,198,254
Stockholders' equity	$ 401,209	$ 352,341	$ 362,853	$ 336,627	$ 277,840	$ 355,893

* Prior year amounts adjusted, where applicable, for new accounting guidance regarding deferrable acquisition costs (effective January 1, 2012). See Note 1 of Notes to Consolidated Financial Statements.

	Year ended December 31,					
	2012	2011*	2010*	2009*	2008*	2007*
	($ in thousands, except per share amounts)					
OTHER DATA						
Average return on equity	10.1%	(.8)%	9.0%	14.5%	(.7)%	12.8%
Book value per share	$ 31.08	$ 27.37	$ 28.07	$ 25.67	$ 20.94	$ 25.83
Dividends paid per share	$ 0.81	$ 0.77	$ 0.73	$ 0.72	$ 0.72	$ 0.69
Property and casualty insurance subsidiaries aggregate pool percentage	30.0%	30.0%	30.0%	30.0%	30.0%	30.0%
Reinsurance subsidiary quota share percentage	100%	100%	100%	100%	100%	100%
Closing stock price	$ 23.88	$ 20.57	$ 22.64	$ 21.51	$ 25.65	$ 23.67
Net investment yield (pre-tax)	4.17%	4.49%	4.89%	4.87%	5.00%	5.02%
Cash dividends to closing stock price	3.4%	3.7%	3.2%	3.3%	2.8%	2.9%
Common shares outstanding	12,909	12,876	12,928	13,114	13,268	13,778
Statutory trade combined ratio	99.0%	115.6%	102.1%	100.3%	109.1%	96.8%

* Prior year amounts adjusted, where applicable, for new accounting guidance regarding deferrable acquisition costs (effective January 1, 2012). See Note 1 of Notes to Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The term "Company" is used below interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries. The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included under Part II, Item 8 of the Company's Annual Report on Form 10-K.

As discussed in Note 1 of Notes to Consolidated Financial Statements, effective January 1, 2012 the Company adopted new accounting guidance related to deferred policy acquisition costs that resulted in a retrospective adjustment of certain amounts reported in the prior year's consolidated financial statements. Certain financial information presented in this management's discussion and analysis of the Company's financial condition and results of operations has also been adjusted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides issuers the opportunity to make cautionary statements regarding forward-looking statements. Accordingly, any forward-looking statement contained in this report is based on management's current beliefs, assumptions and expectations of the Company's future performance, taking all information currently available into account. These beliefs, assumptions and expectations can change as the result of many possible events or factors, not all of which are known to management. If a change occurs, the Company's business, financial condition, liquidity, results of operations, plans and objectives may vary materially from those expressed in the forward-looking statements. The risks and uncertainties that may affect the actual results of the Company include, but are not limited to, the following:

- catastrophic events and the occurrence of significant severe weather conditions;
- the adequacy of loss and settlement expense reserves;
- state and federal legislation and regulations;
- changes in the property and casualty insurance industry, interest rates or the performance of financial markets and the general economy;
- rating agency actions;
- "other-than-temporary" investment impairment losses; and
- other risks and uncertainties inherent to the Company's business, including those discussed under the heading "Risk Factors" in Part I, Item 1A of the Company's Annual Report on Form 10-K.

Management intends to identify forward-looking statements when using the words "believe", "expect", "anticipate", "estimate", "project" or similar expressions. Undue reliance should not be placed on these forward-looking statements.

COMPANY OVERVIEW

The Company, a majority owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance.

Property and casualty insurance operations are conducted through three subsidiaries and represent the most significant segment of the Company's business, totaling 78 percent of consolidated premiums earned in 2012. The Company's three property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual (Union Insurance Company of Providence, EMC Property & Casualty Company and Hamilton Mutual Insurance Company) are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All premiums, losses, settlement expenses, and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. Employers Mutual negotiates reinsurance agreements that provide protection to the pool and each of its participants, including protection against losses arising from catastrophic events. The aggregate participation of the Company's property and casualty insurance subsidiaries in the pooling agreement is 30 percent.

Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled within 45 days after the end of each month. The investment and income tax activities of the pool participants are not subject to the pooling agreement. The pooling agreement provides that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computation processes that would otherwise result in the required restatement of the pool participants' financial statements.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies.

Reinsurance operations are conducted through EMC Reinsurance Company and accounted for 22 percent of consolidated premiums earned in 2012. The Company's reinsurance subsidiary is party to a quota share reinsurance retrocessional agreement (the "quota share agreement") and an excess of loss reinsurance agreement (the "excess of loss agreement"), with Employers Mutual. Under the terms of the quota share agreement, the reinsurance subsidiary assumes 100 percent of Employers Mutual's assumed reinsurance business, subject to certain exceptions. The reinsurance subsidiary also writes a small amount of reinsurance business on a direct basis outside the quota share agreement. Under the terms of the excess of loss agreement, the reinsurance subsidiary cedes to Employers Mutual all losses in excess of $4,000,000 ($3,000,000 in 2011) per event (covering both business assumed from Employers Mutual through the quota share agreement, as well as business obtained outside the quota share agreement). The cost of the excess of loss reinsurance protection during 2012 and 2011 was 10.0 percent of the reinsurance subsidiary's total assumed reinsurance premiums written.

Prior to 2011, the excess of loss agreement between the reinsurance subsidiary and Employers Mutual did not exist. Rather, the cap on losses per event ($3,000,000) and the related cost of this protection (10.5 percent of the net assumed premiums written subject to cession to the reinsurance subsidiary) was contained in the quota share agreement, and the transactions were handled on a net, rather than a gross, basis. The cost of the cap on losses per event was recorded as a reduction in the premiums assumed by the reinsurance subsidiary, and the cap on losses per event did not cover the business written directly by the reinsurance subsidiary.

The terms of the excess of loss agreement have been revised for fiscal year 2013. Effective January 1, 2013, EMC Reinsurance Company will continue to retain the first $4,000,000 of losses per event, but will also retain 20.0 percent of any losses between $4,000,000 and $10,000,000 and 10.0 percent of any losses between $10,000,000 and $50,000,000 associated with any event. In connection with the change in the amount of losses retained per event, the cost of the excess of loss coverage will decrease from the current 10.0 percent of total assumed reinsurance premiums written to 9.0 percent of total assumed reinsurance premiums written. These changes are a result of efforts to ensure that the terms of the agreement are fair and equitable to both parties.

The reinsurance subsidiary does not directly reinsure any of the insurance business written by Employers Mutual or the other pool participants; however, Employers Mutual assumes reinsurance business from the Mutual Reinsurance Bureau (MRB) underwriting association, which provides a small amount of reinsurance protection to the members of the EMC Insurance Companies pooling agreement. As a result, the reinsurance subsidiary's assumed exposures include a small portion of the EMC Insurance Companies' direct business, after ceded reinsurance protections purchased by MRB are applied. In addition, the reinsurance subsidiary does not reinsure any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. The reinsurance subsidiary assumes all foreign currency exchange gain/loss associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled within 45 days after the end of each quarter. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

Under the terms of the quota share agreement, the reinsurance subsidiary receives reinstatement premium income that is collected by Employers Mutual from the ceding companies when reinsurance coverage is reinstated after a loss event; however, the cap on losses assumed per event contained in the excess of loss agreement is automatically reinstated without cost.

Country Mutual Insurance Company terminated its participation in MRB effective January 1, 2011. As a result, Employers Mutual became a one-fourth participant in MRB, up from its previous approximate one-fifth participation. Effective January 1, 2013, Church Mutual Insurance Company (Church Mutual) became a member of MRB. As a result, Employers Mutual will once again become a one-fifth participant in MRB. The addition of Church Mutual to MRB will strengthen MRB's surplus base and should favorably impact future marketing efforts. However, there will be a short-term negative impact on the Company's earned premiums since the MRB business will now be split between five participants rather than the current four.

INDUSTRY OVERVIEW

An insurance company's underwriting results reflect the profitability of its insurance operations, excluding investment income. Underwriting profit or loss is calculated by subtracting losses and expenses incurred from premiums earned.

Insurance companies collect cash in the form of insurance premiums and pay out cash in the form of loss and settlement expense payments. Additional cash outflows occur through the payment of acquisition and underwriting costs such as commissions, premium taxes, salaries and general overhead. During the loss settlement period, which varies by line of business and by the circumstances surrounding each claim and may cover several years, insurance companies invest the cash premiums; thereby earning interest and dividend income. This investment income supplements underwriting results and contributes to net earnings. Funds from called and matured fixed maturity securities are reinvested at current interest rates. The low interest rate environment that has existed during the past several years has had a negative impact on the insurance industry's investment income.

Insurance pricing has historically been cyclical in nature. Periods of excess capital and increased competition encourage price reductions and liberal underwriting practices (referred to as a soft market) as insurance companies compete for market share, while attempting to cover the inevitable underwriting losses from these actions with investment income. A prolonged soft market generally leads to a reduction in the adequacy of capital in the insurance industry. To cure this condition, underwriting practices are tightened, premium rate levels increase and competition subsides as companies strive to strengthen their balance sheets (referred to as a hard market). The insurance industry is currently experiencing a "hardening" market, with premium rate levels increasing moderately in most lines of business during 2012. However, the market hardening is being driven by a persistent decline in investment income and an increase in severe weather events, not a reduction in capital adequacy. The outlook for 2013 is that overall premium rate levels will continue to increase at a moderate rate for most lines of business.

A substantial determinant of an insurance company's underwriting results is its loss and settlement expense reserving practices. Insurance companies must estimate the amount of losses and settlement expenses that will ultimately be paid to settle claims that have occurred to date (loss and settlement expense reserves). This estimation process is inherently subjective with the possibility of widely varying results, particularly for certain highly volatile types of claims (asbestos, environmental and various casualty exposures, such as products liability, where the loss amount and the parties responsible are difficult to determine). During a soft market, inadequate premium rates put pressure on insurance companies to under-estimate their loss and settlement expense reserves in order to report better results. Correspondingly, inadequate reserves can play an integral part in bringing about a hard market, because increased profitability from higher premium rate levels can be used to strengthen inadequate reserves.

The Company closely monitors the activities of the United States Congress and federal agencies through its membership in various organizations. In particular, our trade organizations are actively seeking the renewal of terrorism insurance, working to shape the activities of the Federal Insurance Office as it continues to evolve and exercise its authority to monitor the insurance industry, and pursuing a legal remedy for the Department of Housing and Urban Development's rulemaking that suggests it could apply a "disparate impact" standard (discrimination in effect) to the provision and pricing of homeowner's insurance under the Fair Housing Act.

MANAGEMENT ISSUES AND PERSPECTIVES

Low interest rate environment

The interest rate environment has an influence on several operational areas that have the potential to materially impact the Company's financial condition and results of operations. Following is a brief discussion of the major operational areas being monitored by management in light of the current low interest rate environment.

Investment portfolio

The majority of the Company's investment portfolio is invested in fixed maturity securities. The low interest rate environment is currently having a positive impact on the Company's financial condition because the portfolio of fixed maturity securities available-for-sale had net unrealized holding gains, net of deferred taxes, of $51,318,000 at December 31, 2012, reflecting the fact that the average yield on the Company's portfolio is higher than the yields currently available in the fixed maturity marketplace. However, proceeds from maturing securities and cash from operating activities are being invested at the current low yields, which is having a negative impact on investment income. If the low interest rate environment continues, as expected, future investment income will decline from the current level. To help minimize the impact of the low interest rate environment on the Company's future results of operations, management has been working to reduce the average duration of the investment portfolio to closer match the average duration of the insurance liabilities.

Underwriting results

The Company's portfolio of fixed maturity securities provides a substantial amount of investment income that supplements underwriting results and contributes to net earnings. A prolonged low interest rate environment could result in a significant decline in future investment income, which would increase the need to achieve an underwriting profit. Management continually stresses the importance of striving for an underwriting profit, and is working diligently with the branch offices to maintain prudent underwriting and pricing standards, and establish long-term business plans with the Company's agency force.

Benefit plan liabilities

The low interest rate environment has resulted in a significant decline in the discount rates used to value the obligations the Company has under Employers Mutual's pension and postretirement benefit plans. As a result, the valuation of the benefit obligations has increased, which has negatively impacted the funded status of those plans and resulted in a higher level of annual cash contributions and expenses. A prolonged low interest rate environment could result in a continuation of higher cash contributions and increased expenses, both of which would have a negative impact on the Company's future results of operations.

Catastrophe and storm losses

The Company has experienced five consecutive years of above average catastrophe and storm losses, and experienced record levels of catastrophe and storm losses in two of those five years (2008 and 2011). Based on an analysis of nationwide storm activity, management does not believe that overall storm activity or intensity is trending upward. Rather, it appears that in recent years more of the storms have occurred in more heavily-populated urban areas instead of less-populated rural areas, which has impacted the number of claims submitted. It should be noted that the Company has experienced periods of increased catastrophe and storm losses in the past, the most recent period being from 1998 to 2001. Management continues to monitor and make adjustments to the Company's book of business to lessen exposure concentrations, and is prepared to make additional adjustments to exposure concentrations if warranted.

Premium rate levels

Prior to 2011, the Company's overall premium rate level had declined for five consecutive years. Management was able to implement moderate rate increases in the personal lines of business during this time period, but rate levels in the commercial lines of business, which account for more than 80 percent of the property and casualty insurance segment's premium income, remained very competitive. During 2011, in recognition of the above average amount of catastrophe and storm losses incurred during the prior three years and a projected decline in investment income due to the persistent low interest rate environment, the commercial lines marketplace began to harden and the Company was able to implement small rate level increases. This trend continued into 2012, and rate levels continued to steadily improve throughout the year. Over the past two years, management has worked diligently with the sixteen branch offices to stress the importance of achieving modest, but consistent, commercial lines rate increases whenever possible. These efforts have been successful, and the Company has been able to achieve a much needed increase in the overall premium rate level for the commercial lines business. Commercial lines rate levels are expected to continue to increase in 2013 at approximately the same pace as the rate level increases that were obtained at the end of 2012 (approximately 6 percent), and management will continue to work with the branch offices to ensure that all opportunities for additional rate increases are pursued.

Possible changes in U.S. generally accepted accounting principles (GAAP)

The Financial Accounting Standards Board is expected to release several significant proposed changes to current GAAP for public comment during 2013. Depending on the outcome of these initiatives, the accounting rules and required disclosures for public companies, and for insurance companies in particular, could change significantly. Management is closely monitoring developments in this area and will evaluate any proposed accounting standards that are exposed for public comment during 2013 to identify changes that would be required in the Company's data/systems to comply with the new accounting standards.

Reserving Methodology

The Company's reserving methodology is focused on maintaining a consistent level of overall reserve adequacy. Management does not use accident year loss picks to establish the Company's carried reserves. Case loss and IBNR loss reserves, as well as settlement expense reserves, are established independently of each other and added together to get the Company's total loss and settlement expense reserve. The Company's reserving methodology also includes bulk case loss reserves, which supplement the aggregate case loss reserves and are used by management to establish its best estimate of the Company's liability for reported claims.

There is an inherent amount of uncertainty involved in the establishment of insurance liabilities. This uncertainty is greatest in the current and more recent accident years because a smaller percentage of the expected ultimate claims have been reported, adjusted and settled compared to more mature accident years. For this reason, carried reserves for these accident years reflect prudently conservative assumptions. As the carried reserves for these accident years run off, the overall expectation is that, more often than not, favorable development will occur. However, there is also the possibility that the ultimate settlement of liabilities associated with these accident years will show adverse development, and such adverse development could be substantial.

The Company's bulk reserves (formula IBNR loss reserve, bulk case loss reserve and settlement expense reserve) are initially established for all accident years combined, and are then allocated to the various accident years for financial reporting purposes. It is important to note that development on prior years' reserves resulting solely from changes in the allocation of bulk reserves between the current and prior accident years does not have an impact on earnings. This is due to the fact that such development is simply a mathematical by-product of the mechanical process used to reallocate bulk reserves to the various accident years for financial reporting purposes. Earnings are only impacted by changes in the total amount of carried reserves.

For the reasons noted above, development amounts reported on prior accident years' reserves are less meaningful under the Company's reserving methodology than other reserving methodologies. Accordingly, from management's perspective, whether the Company has maintained a consistent level of overall reserve adequacy is more relevant to understanding the Company's results of operations than the composition of the underwriting results between the current and prior accident years.

MEASUREMENT OF RESULTS

The Company's consolidated financial statements are prepared on the basis of GAAP. The Company also prepares financial statements for each of its insurance subsidiaries based on statutory accounting principles that are filed with insurance regulatory authorities in the states where they do business. Statutory accounting principles are designed to address the concerns of state regulators and stress the measurement of the insurer's ability to satisfy its obligations to its policyholders and creditors.

Management evaluates the Company's operations by monitoring key measures of growth and profitability. Management measures the Company's growth by examining direct premiums written and, perhaps more importantly, premiums written assumed from affiliates. Management generally measures the Company's operating results by examining the Company's net income and return on equity as well as the loss and settlement expense, acquisition expense and combined ratios. The following provides further explanation of the key measures management uses to evaluate the Company's results:

Direct Premiums Written. Direct premiums written is the sum of the total policy premiums, net of cancellations, associated with policies underwritten and issued by the Company's property and casualty insurance subsidiaries. These direct premiums written are transferred to Employers Mutual under the terms of the pooling agreement and are reflected in the Company's consolidated financial statements as premiums written ceded to affiliates. See note 3 of Notes to Consolidated Financial Statements.

Premiums Written Assumed From Affiliates and *Premiums Written Assumed From Nonaffiliates.* For the property and casualty insurance segment, premiums written assumed from affiliates and nonaffiliates reflects the property and casualty insurance subsidiaries' aggregate 30 percent participation interest in 1) the total direct premiums written by all the participants in the pooling arrangement, and 2) the involuntary business assumed by the pool participants pursuant to state law, respectively. For the reinsurance segment, premiums written assumed from nonaffiliates reflects the reinsurance business assumed through the quota share agreement (including "fronting" activities initiated by Employers Mutual) and reinsurance business assumed outside the quota share agreement. See note 3 of Notes to Consolidated Financial Statements. Management uses premiums written assumed from affiliates and nonaffiliates, which excludes the impact of written premiums ceded to reinsurers, as a measure of the underlying growth of the Company's insurance business from period to period.

Net Premiums Written. Net premiums written is calculated by summing direct premiums written, premiums written assumed from affiliates, and premiums written assumed from nonaffiliates, and then subtracting from that result premiums written ceded to affiliates and premiums written ceded to nonaffiliates. For the property and casualty insurance segment, premiums written ceded to nonaffiliates is the portion of the Company's direct and assumed premiums written that is transferred to reinsurers in accordance with the terms of the underlying reinsurance contracts, based upon the risks they accept. For the reinsurance segment, premiums written ceded to nonaffiliates reflects reinsurance business that is ceded to other insurance companies in connection with "fronting" activities initiated by Employers Mutual. Premiums written ceded to affiliates includes both the cession of the Company's property and casualty insurance subsidiaries' direct business to Employers Mutual under the terms of the pooling agreement, and premiums ceded by the Company's reinsurance subsidiary to Employers Mutual under the terms of the excess of loss agreement with Employers Mutual. See note 3 of Notes to Consolidated Financial Statements. Management uses net premiums written to measure the amount of business retained after cessions to reinsurers.

Loss and Settlement Expense Ratio. The loss and settlement expense ratio is the ratio (expressed as a percentage) of losses and settlement expenses incurred to premiums earned, and measures the underwriting profitability of a company's insurance business. The loss and settlement expense ratio is generally measured on both a gross (direct and assumed) and net (gross less ceded) basis. Management uses the gross loss and settlement expense ratio as a measure of the Company's overall underwriting profitability of the insurance business it writes and to assess the adequacy of the Company's pricing. The net loss and settlement expense ratio is meaningful in evaluating the Company's financial results, which are net of ceded reinsurance, as reflected in the consolidated financial statements. The loss and settlement expense ratios are generally calculated in the same way for GAAP and statutory accounting purposes.

Acquisition Expense Ratio. The acquisition expense ratio is the ratio (expressed as a percentage) of net acquisition and other expenses incurred to premiums earned, and measures a company's operational efficiency in producing, underwriting and administering its insurance business. For statutory accounting purposes, acquisition and other expenses of an insurance company exclude investment expenses. There is no such industry definition for determining an acquisition expense ratio for GAAP purposes. As a result, management applies the statutory definition to calculate the Company's acquisition expense ratio on a GAAP basis. The net acquisition expense ratio is meaningful in evaluating the Company's financial results, which are net of ceded reinsurance, as reflected in the consolidated financial statements.

GAAP Combined Ratio. The combined ratio (expressed as a percentage) is the sum of the loss and settlement expense ratio and the acquisition expense ratio, and measures a company's overall underwriting profit/loss. If the combined ratio is at or above 100, an insurance company cannot be profitable without investment income (and may not be profitable if investment income is insufficient). Management uses the GAAP combined ratio in evaluating the Company's overall underwriting profitability and as a measure for comparison of the Company's profitability relative to the profitability of its competitors who prepare GAAP-basis financial statements.

Statutory Combined Ratio. The statutory combined ratio (expressed as a percentage) is calculated in the same manner as the GAAP combined ratio, but is based on results determined pursuant to statutory accounting rules and regulations. The statutory "trade combined ratio" differs from the statutory combined ratio in that the acquisition expense ratio is based on net premiums written rather than net premiums earned. Management uses the statutory trade combined ratio as a measure for comparison of the Company's profitability relative to the profitability of its competitors, all of whom must file statutory-basis financial statements with insurance regulatory authorities.

Catastrophe and storm losses. For the property and casualty insurance segment, catastrophe and storm losses include losses attributed to events that have occurred in the United States which have been assigned an occurrence number by Property Loss Reinsurance Bureau (PLRB) Catastrophe Services. According to PLRB, an occurrence number is assigned when an event has produced conditions severe enough to have caused, or to be likely to have caused, property damage. For the reinsurance segment, catastrophe and storm losses include losses that have occurred in the United States, Puerto Rico and the U.S. Virgin Islands which have been designated as catastrophes by Property Claims Services (PCS), as well as non-U.S. catastrophe and storm losses reported by the ceding companies. According to PCS, catastrophe serial numbers are assigned to events that cause $25,000,000 or more in direct insured losses to property and affect a significant number of policyholders and insurers.

CRITICAL ACCOUNTING POLICIES

The following accounting policies are considered by management to be critically important in the preparation and understanding of the Company's financial statements and related disclosures. The assumptions utilized in the application of these accounting policies are complex and require subjective judgment.

Loss and settlement expense reserves

Processes and assumptions for establishing loss and settlement expense reserves

Liabilities for losses are based upon case-basis estimates of reported losses supplemented with bulk case loss reserves, and estimates of incurred but not reported (IBNR) losses. Case loss reserves are established independently of the IBNR loss reserves and the two amounts are added together to determine the total liability for losses. Under this methodology, adjustments to the individual case loss reserve estimates do not result in a corresponding adjustment in IBNR loss reserves. For direct insurance business, the Company's IBNR loss reserves are estimates of liability for events that have occurred, but have not yet been reported to the Company. For assumed reinsurance business, IBNR loss reserves are also used to record anticipated increases in reserves for claims that have previously been reported. An estimate of the expected expenses to be incurred in the settlement of the claims provided for in the loss reserves is established as the liability for settlement expenses.

Property and Casualty Insurance Segment

The Company's claims department establishes individual case loss reserves for direct business. Branch claims personnel establish case loss reserves for individual claims, with mandatory home office claims department review of reserves that exceed a specified threshold. The Company's case loss reserve philosophy is exposure based and implicitly assumes a consistent inflationary and legal environment. When claims department personnel establish case loss reserves, they take into account various factors that influence the potential exposure.

The Company has implemented specific line-of-business guidelines that are used to establish the individual case loss reserve estimates. These guidelines, which are used for both short-tail and long-tail claims, require the claims department personnel to reserve for the probable (most likely) exposure for each claim. Probable exposure is defined as what is likely to be awarded if the case were to be decided by a civil court in the applicable venue or, in the case of a workers' compensation case, by that state's workers' compensation commission. This evaluation process is repeated throughout the life of the claim at regular intervals, and as additional information becomes available. While performing these regular reviews, the branch claims personnel are able to make adjustments to the case loss reserves for location and time specific factors, such as legal venue, inflation, and changes in applicable laws.

To provide consistency in the reserving process, the Company utilizes established claims management processes and an automated claims system. Claims personnel conduct periodic random case loss reserve reviews to verify the accuracy of the reserve estimates and adherence to the reserving guidelines. In addition, the Company has specific line-of-business management controls for case loss reserves. For example, all workers' compensation claim files are reviewed by management before benefits are declined, and all casualty case loss reserves are reviewed every 60 days for reserve adequacy.

The Company's automated claims system utilizes an automatic diary process that helps ensure that case loss reserve estimates are reviewed on a regular basis. The claims system requires written documentation each time a case loss reserve is established or modified, and provides management with the information necessary to perform individual reserve reviews and monitor reserve development. In addition, the claims system produces monthly reports that allow management to analyze case loss reserve development in the aggregate, by branch, by line of business, or by claims adjuster.

The goal of the Company's claims department is to establish and maintain case loss reserves that are sufficient, but not excessive. Since specific guidelines are utilized for establishing case loss reserves, the Company does not incorporate a provision for uncertainty (either implicitly or explicitly) when setting individual case loss reserve estimates. The Company's actuaries do, however, review the adequacy of the aggregate case loss reserves on a quarterly basis and, if deemed appropriate, make recommendations for adjustments to management. Management reviews all recommendations submitted by the Company's actuaries and considers such recommendations in the determination of its best estimate of the Company's overall liability. Adjustments to the aggregate case loss reserves, when approved by management, are accomplished through the establishment of bulk case loss reserves in the applicable line(s) of business, which supplement the aggregate case loss reserves. For financial reporting purposes, bulk case loss reserves are included in case loss reserves.

At December 31, 2012, IBNR loss reserves accounted for $70,321,000, or 17.1 percent, of the property and casualty insurance segment's total loss and settlement expense reserves, compared to $67,809,000, or 16.1 percent, at December 31, 2011. IBNR loss reserves are, by nature, less precise than case loss reserves. A five percent change in IBNR loss reserves at December 31, 2012 would equate to $2,285,000, net of tax, which represents 6.0 percent of the net income reported for 2012 and 0.6 percent of stockholders' equity.

The property and casualty insurance segment's formula IBNR loss reserves are established for each line of business by applying actuarially derived "IBNR factors" to the latest twelve months premiums earned. These factors are developed using a methodology that utilizes historical ratios of (1) actual IBNR claims that have emerged after prior year-ends to (2) corresponding prior years' premiums earned that have been adjusted to the current level of rate adequacy. In order to minimize the volatility that naturally exists in the early stages of IBNR claims emergence, IBNR claims are not utilized in this process until 18 months after the end of a respective calendar year. For example, during 2012 the actual IBNR claims reported in the 18 months following year-end 2010 were compared to the adjusted 2010 premiums earned. The 2010 ratios, together with the ratios for several prior years, were then used to develop the 2012 "IBNR factors" that were applied to premiums earned for each line of business. Included in the rate adequacy adjustment noted above is consideration of current frequency and severity trends compared to the trends underlying prior years' calculations. The selected trends are based on an analysis of industry and Company loss data.

The methodology used in estimating formula IBNR loss reserves assumes consistency in claims reporting patterns and immaterial changes in loss development patterns. Implicit in this assumption is that future IBNR claims emergence, relative to IBNR claims that have emerged following prior year-ends, will reflect the change in frequency and severity trends underlying the rate adequacy adjustments. If this projected relationship proves to be inaccurate, future IBNR claims may differ substantially from the estimated IBNR loss reserves. The following table displays the impact that a five percent variance in future IBNR emergence from the projected level reflected in the December 31, 2012 IBNR factors would have on the Company's results of operations. This variance in future IBNR emergence could occur in one year or over multiple years, depending when the claims were reported. A variance in future IBNR emergence would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in future IBNR emergence is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in future IBNR emergence from frequency and severity trends underlying rate adequacy adjustments
($ in thousands)	
Personal auto liability	$(62) to $62
Commercial auto liability	(250) to 250
Auto physical damage	(23) to 23
Workers' compensation	(588) to 588
Other liability	(1,246) to 1,246
Property	(79) to 79
Homeowners	(21) to 21
All Other	(19) to 19

Ceded loss reserves are derived by applying the ceded contract terms to the direct loss reserves. For excess of loss contracts (excluding the catastrophe contract), this is accomplished by applying the ceded contract terms to the case loss reserves of the ceded claims. For the catastrophe excess of loss contract, ceded loss reserves are calculated by applying the contract terms to (1) the aggregate case loss reserves on claims stemming from catastrophes and (2) the estimate of IBNR loss reserves developed for each individual catastrophe. For quota share contracts, ceded loss reserves are calculated as the quota share percentage multiplied by both case and IBNR loss reserves on the direct business.

The methodology used for reserving settlement expenses is based on an analysis of historical ratios of paid expenses to paid losses. Assumptions underlying this methodology include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, and a consistent philosophy regarding the defense of lawsuits. Based on this actuarial analysis, factors are derived for each line of business, which are then applied to loss reserves to generate the settlement expense reserves. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a one percent variance in the ratio of ultimate settlement expenses to ultimate losses due to departures from any of the above assumptions. This variance in the ultimate settlement expense ratio could occur in one year or over multiple years, depending on the loss and settlement expense payment patterns. A variance in the ultimate settlement expense ratio would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the expenses have not been paid. A one percent variance in the ratio of ultimate settlement expenses to ultimate losses is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a one percent variance in the ultimate settlement expense ratio
($ in thousands)	
Personal auto liability	$(34) to $34
Commercial auto liability	(177) to 177
Auto physical damage	(24) to 24
Workers' compensation	(231) to 231
Other liability	(620) to 620
Property	(118) to 118
Homeowners	(66) to 66
All Other	(31) to 31

Following is a summary of the carried loss and settlement expense reserves for the property and casualty insurance segment at December 31, 2012 and 2011.

Line of business	December 31, 2012			
	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Commercial lines:				
Automobile	$ 41,381	$ 7,084	$ 10,475	$ 58,940
Property	14,816	590	3,129	18,535
Workers' compensation	118,074	20,255	19,757	158,086
Liability	57,405	41,911	48,425	147,741
Bonds	3,953	(1,407)	1,002	3,548
Total commercial lines	235,629	68,433	82,788	386,850
Personal lines:				
Automobile	16,227	1,267	1,998	19,492
Property	4,118	621	1,236	5,975
Total personal lines	20,345	1,888	3,234	25,467
Total property and casualty insurance segment	$ 255,974	$ 70,321	$ 86,022	$ 412,317

Line of business	December 31, 2011			
	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Commercial lines:				
Automobile	$ 45,821	$ 8,610	$ 10,221	$ 64,652
Property	22,748	2,289	3,425	28,462
Workers' compensation	119,846	16,905	18,627	155,378
Liability	54,911	36,884	46,382	138,177
Bonds	1,936	(397)	619	2,158
Total commercial lines	245,262	64,291	79,274	388,827
Personal lines:				
Automobile	16,400	1,976	2,269	20,645
Property	7,271	1,542	1,706	10,519
Total personal lines	23,671	3,518	3,975	31,164
Total property and casualty insurance segment	$ 268,933	$ 67,809	$ 83,249	$ 419,991

Internal actuarial evaluations of the prior quarter's overall loss reserve levels are performed each quarter for all direct lines of business. There is a certain amount of random variation in loss development patterns, which results in some uncertainty regarding projected ultimate losses, particularly for longer-tail lines such as workers' compensation, other liability and commercial auto liability. Therefore, the reasonability of the actuarial projections is regularly monitored through an examination of loss ratio and claims severity trends implied by these projections. Following is a discussion of the major assumptions underlying the quarterly internal actuarial loss reserve evaluations.

One assumption underlying aggregate reserve estimation methods is that the claims inflation trends implicitly built into the historical loss and settlement expense development patterns will continue into the future. To estimate the sensitivity of the estimated ultimate loss and settlement expense payments to an unexpected change in inflationary trends, the actuarial department derived expected payment patterns separately for each major line of business. These patterns were applied to the December 31, 2012 loss and settlement expense reserves to generate estimated annual incremental loss and settlement expense payments for each subsequent calendar year. Then, for the purpose of sensitivity testing, an explicit annual inflationary variance of one percent was added to the inflationary trend that is implicitly embedded in the estimated payment pattern, and revised incremental loss and settlement expense payments were calculated. This unexpected claims inflation trend could arise from a variety of sources including a change in economic inflation, social inflation and, especially for the workers' compensation line of business, the introduction of new medical technologies and procedures, changes in the utilization of procedures and changes in life expectancy. The estimated cumulative impact that this unexpected one percent variance in the inflationary trend would have on the Company's results of operations over the lifetime of the underlying claims is shown below. A variance in the inflationary trend would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A one percent variance in the projected inflationary trend is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a one percent variance in the projected inflationary trend
($ in thousands)	
Personal auto liability	$(156) to $150
Commercial auto liability	(762) to 736
Auto physical damage	(11) to 10
Workers' compensation	(5,424) to 4,733
Other liability	(3,320) to 3,082
Property	(121) to 119
Homeowners	(30) to 30

A second assumption is that historical loss payment patterns have not changed. In other words, the percentage of ultimate losses that are not yet paid at any given stage of accident year development is consistent over time. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in unpaid losses to date from the percentages anticipated in the paid loss projection factors. That is, future loss payments under this scenario would be expected to differ from the original actuarial loss reserve estimates by these amounts. This variance in future loss payments could occur in one year or over multiple years. A variance in future loss payments would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in projected future loss payments is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in future loss payments
($ in thousands)	
Personal auto liability	$(540) to $489
Commercial auto liability	(1,617) to 1,464
Auto physical damage	(104) to 95
Workers' compensation	(3,631) to 3,284
Other liability	(3,103) to 2,808
Property	(634) to 574
Homeowners	(147) to 133
All Other	(86) to 79

A third assumption is that individual case loss reserve adequacy is consistent over time. The following table displays the impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in individual case loss reserve adequacy from the level anticipated in the incurred loss projection factors. In other words, future loss payments under this scenario would be expected to vary from actuarial reserve estimates by these amounts. This variance in expected loss payments could occur in one year or over multiple years. A change in individual case loss reserve adequacy would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in individual case loss reserve adequacy is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in individual case loss reserve adequacy
($ in thousands)	
Personal auto liability	$(488) to $443
Commercial auto liability	(1,442) to 1,305
Auto physical damage	(77) to 70
Workers' compensation	(3,001) to 2,716
Other liability	(2,451) to 2,219
Property	(625) to 565
Homeowners	(146) to 132
All Other	(156) to 141

A fourth assumption is that IBNR emergence as a percentage of reported losses is historically consistent and will continue at the historical level. The following table displays the estimated impact on the Company's results of operations, for the latest ten accident years, of a five percent variance in IBNR losses from the level anticipated in the loss projection factors. Under this scenario, future loss payments would be expected to vary from actuarial reserve estimates by these amounts. This variance in IBNR emergence could occur in one year or over multiple years. A variance in IBNR emergence would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. A variance of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. A five percent variance in IBNR emergence is considered reasonably likely based on the range of actuarial indications developed during the analysis of the property and casualty insurance segment's carried reserves.

Line of business	After-tax impact on earnings from a five percent variance in IBNR emergence
($ in thousands)	
Personal auto liability	$(38) to $38
Commercial auto liability	(213) to 213
Auto physical damage	(22) to 22
Workers' compensation	(617) to 617
Other liability	(1,030) to 1,030
Property	(120) to 120
Homeowners	(23) to 23

An actuarial evaluation of the prior quarter's case and bulk case loss reserve adequacy is performed each quarter. If that analysis indicates that the aggregate reserves of the individual claim files established by the claims department combined with the carried bulk case loss reserve (if any) is not within a few percentage points of a benchmark established by the actuarial department, the actuarial department will recommend that an adjustment be made to the current quarter's bulk case loss reserve. Management reviews all recommendations submitted by the actuarial department and considers such recommendations in the determination of its best estimate of the Company's overall liability.

One of the variables impacting the estimation of IBNR loss reserves is the assumption that the vast majority of future construction defect losses will continue to occur in those states in which most construction defect claims have historically arisen. Since the vast majority of these losses have been confined to a relatively small number of states, which is consistent with industry experience, there is no provision in the IBNR loss reserve for a significant spread of construction defect claims to other states. It is also assumed that various underwriting initiatives implemented in recent years will gradually mitigate the amount of construction defect losses experienced. These initiatives include exclusionary endorsements, increased care regarding additional insured endorsements, a general reduction in the amount of contractor business written relative to the total commercial lines book of business, and underwriting restrictions on the writing of residential contractors. The estimation of the Company's IBNR loss reserves also does not contemplate substantial losses from potential mass torts such as Methyl Tertiary Butyl Ether (a gasoline additive that reduces emissions, but causes pollution), tobacco, silicosis, cell phones and lead. Further, consistent with general industry practice, the IBNR loss reserve for all liability lines does not provide for any significant retroactive expansion of coverage through judicial interpretation. If these assumptions prove to be incorrect, ultimate paid amounts on emerged IBNR claims may differ substantially from the carried IBNR loss reserves.

As previously noted, the estimation of settlement expense reserves assumes a consistent claims department philosophy regarding the defense of lawsuits. If the pool participants should in the future take a more aggressive defense posture, defense costs would increase and it is likely that the Company's carried settlement expense reserves would be deficient. However, such a change in philosophy would likely reduce losses, generating some offsetting redundancy in the loss reserves.

The property and casualty insurance subsidiaries have exposure to environmental and asbestos claims arising primarily from the other liability line of business. These exposures are closely monitored by management, and IBNR loss reserves have been established to cover estimated ultimate losses. The asbestos IBNR reserves were increased in each of the last five years based on examinations of the implied three-year survival ratio (ratio of loss and settlement expense reserves to the three-year average of loss and settlement expense payments), which has deteriorated due to an increase in both paid losses and paid settlement expenses. Settlement expense payments have increased significantly since 2008 and have been the primary driver behind recently implemented reserve increases.

Environmental IBNR reserves are established in consideration of the implied three-year survival ratio. Estimation of ultimate liabilities for these exposures is unusually difficult due to unresolved issues such as whether coverage exists, the definition of an occurrence, the determination of ultimate damages and the allocation of such damages to financially responsible parties. Therefore, any estimation of these liabilities is subject to greater than normal variation and uncertainty, and ultimate payments for losses and settlement expenses for these exposures may differ significantly from the carried reserves.

Reinsurance Segment

The reinsurance book of business is comprised of two major components. The first is the Home Office Reinsurance Assumed Department ("HORAD"), which includes the reinsurance business assumed by the reinsurance subsidiary through the quota share agreement and the business written directly by the reinsurance subsidiary outside of the quota share agreement. The second is the MRB underwriting association, which is a voluntary reinsurance pool in which Employers Mutual participates with three other unaffiliated insurers.

The primary actuarial methods used to project ultimate policy year losses on the assumed reinsurance business are paid development, incurred development and Bornhuetter-Ferguson. The assumptions underlying the various projection methods include stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case loss reserving practices and appropriate Bornhuetter-Ferguson expected loss ratio selections.

For the HORAD component, Employers Mutual records the case and IBNR loss reserves reported by the ceding companies. Since many ceding companies in the HORAD book of business do not report IBNR loss reserves, Employers Mutual establishes a bulk IBNR loss reserve, which is based on an actuarial reserve analysis, to cover a lag in reporting. For MRB, Employers Mutual records the case and IBNR loss reserves reported to it by the management of the association, along with a relatively small IBNR loss reserve to cover a one month reporting lag. To verify the adequacy of the reported reserves, an actuarial evaluation of MRB's reserves is performed at each year-end.

At December 31, 2012, the carried reserves for HORAD and MRB combined were in the upper quartile of the range of actuarial reserve indications. This selection reflects the fact that there are inherent uncertainties involved in establishing reserves for assumed reinsurance business. Such uncertainties include the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices. Because of these uncertainties, there is a risk that the reinsurance segment's reserves for losses and settlement expenses could prove to be inadequate, with a consequential adverse impact on the Company's future earnings and stockholders' equity.

At December 31, 2012, there was no backlog in the processing of assumed reinsurance information. Approximately $108,003,000, or 63 percent, of the reinsurance segment's carried reserves were reported by the ceding companies. Employers Mutual receives loss reserve and paid loss data from its ceding companies on individual excess of loss contracts. If a claim involves a single or small group of claimants, a summary of the loss and claim outlook is normally provided. Summarized data is provided for catastrophe claims and pro rata business, which is subject to closer review if inconsistencies are suspected.

Carried reserves established in addition to those reported by the ceding companies totaled approximately $62,777,000 at December 31, 2012. Since many ceding companies in the HORAD book of business do not report IBNR loss reserves, Employers Mutual establishes a bulk IBNR loss reserve to cover the lag in reporting. For the few ceding companies that do report IBNR loss reserves, Employers Mutual carries them as reported. These reported IBNR loss reserves are subtracted from the total IBNR loss reserve calculated by Employers Mutual's actuaries, with the difference carried as bulk IBNR loss reserves. Except for the small IBNR loss reserve established to cover the one-month lag in reporting, the MRB IBNR loss reserve is established by the management of MRB. Employers Mutual rarely records additional case loss reserves.

Assumed reinsurance losses tend to be reported later than direct losses. This lag is reflected in loss projection factors for assumed reinsurance that tend to be higher than for direct business. The result is that assumed reinsurance IBNR loss reserves as a percentage of total reserves tend to be higher than for direct loss reserves. IBNR loss reserves totaled $90,778,000 and $91,184,000 at December 31, 2012 and 2011, respectively, and accounted for approximately 53 percent and 53 percent, respectively, of the reinsurance segment's total loss and settlement expense reserves. IBNR loss reserves are, by nature, less precise than case loss reserves. A five percent change in IBNR loss reserves at December 31, 2012 would equate to $2,943,000, net of tax, which represents 7.8 percent of the net income reported for 2012 and 0.7 percent of stockholders' equity.

Following is a summary of the carried loss and settlement expense reserves for the reinsurance segment at December 31, 2012 and 2011.

	December 31, 2012			
Line of business	Case	IBNR	Settlement expense	Total
	($ in thousands)			
Pro rata reinsurance:				
Property and casualty	$ 4,233	$ 647	$ 282	$ 5,162
Property	10,794	9,381	558	20,733
Crop	1,605	745	26	2,376
Casualty	729	5,111	134	5,974
Marine/Aviation	1,455	4,602	93	6,150
Total pro rata reinsurance	18,816	20,486	1,093	40,395
Excess of loss reinsurance:				
Property	25,944	17,778	1,018	44,740
Casualty	29,567	52,264	2,866	84,697
Surety	648	250	50	948
Total excess of loss reinsurance	56,159	70,292	3,934	130,385
Total reinsurance segment	$ 74,975	$ 90,778	$ 5,027	$ 170,780

Line of business	December 31, 2011 Case	IBNR	Settlement expense	Total
	($ in thousands)			
Pro rata reinsurance:				
Property and casualty	$ 5,064	$ 765	$ 527	$ 6,356
Property	11,795	11,790	584	24,169
Crop	3,848	59	50	3,957
Casualty	380	4,745	83	5,208
Marine/Aviation	1,006	1,882	75	2,963
Total pro rata reinsurance	22,093	19,241	1,319	42,653
Excess of loss reinsurance:				
Property	28,557	18,297	944	47,798
Casualty	26,172	53,375	2,362	81,909
Surety	627	271	51	949
Total excess of loss reinsurance	55,356	71,943	3,357	130,656
Total reinsurance segment	$ 77,449	$ 91,184	$ 4,676	$ 173,309

As previously noted, the assumptions implicit in the methodologies utilized to establish reserves for the reinsurance segment are stability in the mix of business, consistent claims processing procedures, immaterial impact of loss cost trends on development patterns, consistent case loss reserving practices and appropriate Bornhuetter-Ferguson expected loss ratio selections. The tables below display the impact on the Company's results of operations from (1) a five percent variance in case loss reserve adequacy from the level anticipated in the incurred loss projection factors, (2) a one percent variance in the implicit annual claims inflation rate, (3) a five percent variance in IBNR losses as a percentage of reported incurred losses (due, for example, to changes in mix of business or claims processing procedures) and (4) a five percent variance in the expected loss ratios used with the Bornhuetter-Ferguson method. In other words, under each scenario, future loss and settlement expense payments would be expected to vary from actuarial reserve estimates by the amounts shown below. These variances in future loss and settlement expense payments could occur in one year or over multiple years. Variances in future loss and settlement payments would also affect the Company's financial position in that the Company's equity would be impacted by an amount equivalent to the change in net income. Variances of this type would typically be recognized in loss and settlement expense reserves and, accordingly, would not have a material effect on liquidity because the claims have not been paid. Such variances are considered reasonably likely based on the range of actuarial indications developed during the analysis of the reinsurance segment's carried reserves.

The after-tax impact on the Company's earnings under each scenario is as follows:

	Reinsurance segment					
	MRB			HORAD		
	($ in thousands)					
(1) Five percent variance in case loss reserve adequacy from the level anticipated in the incurred loss projection factors	$ (689)	to	$ 623	$ (4,751)	to	$4,298
(2) One percent variance in the implicit annual claims inflation rate	(680)	to	628	(3,810)	to	3,379
(3) Five percent variance in IBNR losses from the level anticipated in the loss projection factors	(594)	to	594	(3,416)	to	3,416
(4) Five percent variance in the expected loss ratios used with the Bornhuetter-Ferguson method	(547)	to	547	(3,046)	to	3,046

To ensure the accuracy and completeness of the information received from the ceding companies, Employers Mutual's actuarial department reviews the latest five HORAD policy years on a quarterly basis, and all policy years on an annual basis. Any significant unexplained departures from historical reporting patterns are brought to the attention of the reinsurance department's staff, who contacts the ceding company or broker for clarification.

Employers Mutual's actuarial department annually reviews the MRB reserves for reasonableness. These analyses use a variety of actuarial techniques, which are applied at a line-of-business level. MRB staff supplies the reserve analysis data, which is verified for accuracy by Employers Mutual's actuaries. This review process is replicated by certain other MRB member companies, using actuarial techniques they deem appropriate. Based on these reviews, Employers Mutual and the other MRB member companies have consistently found the MRB reserves to be adequate.

For the HORAD book of business, paid and incurred loss development patterns for relatively short-tail lines of business (property and marine) are based on data reported by the ceding companies. Employers Mutual has determined that there is sufficient volume and stability in the reported losses to base projections of ultimate losses on these patterns. For longer tail lines of business (casualty), industry incurred development patterns are referenced due to the instability of the development patterns based on reported historical losses.

For long-tail lines of business, unreliable estimates of unreported losses can result from the application of loss projection factors to reported losses. To some extent, this is also true for short-tail lines of business in the early stages of a policy year's development. Therefore, in addition to loss-based projections, Employers Mutual generates estimates of unreported losses based on premiums earned. The latter estimates are sometimes more stable and reliable than projections based on losses.

Disputes with ceding companies do not occur often. Employers Mutual performs claims audits and encourages prompt reporting of reinsurance claims. Employers Mutual also reviews claim reports for accuracy, completeness and adequate reserving. Most reinsurance contracts contain arbitration clauses to resolve disputes, but such disputes are generally resolved without arbitration due to the long-term and ongoing relationships that exist with those companies. There were no matters in dispute at December 31, 2012.

Toxic tort (primarily asbestos), environmental and other uncertain exposures (property and casualty insurance segment and reinsurance segment)

Toxic tort claims include those where the claimant seeks compensation for harm allegedly caused by exposure to a toxic substance or a substance that increases the risk of contracting a serious disease, such as cancer. Typically the injury is caused by latent effects of direct or indirect exposure to a substance or combination of substances through absorption, contact, ingestion, inhalation, implantation or injection. Examples of toxic tort claims include injuries arising out of exposure to asbestos, silica, mold, drugs, carbon monoxide, chemicals and lead.

Since 1989, the pool participants have included an asbestos exclusion in liability policies issued for most lines of business. The exclusion prohibits liability coverage for "bodily injury", "personal injury" or "property damage" (including any associated clean-up obligations) arising out of the installation, existence, removal or disposal of asbestos or any substance containing asbestos fibers. Therefore, the pool participants' current asbestos exposures are primarily limited to commercial policies issued prior to 1989. At present, the pool participants are defending approximately 1,600 asbestos bodily injury lawsuits, some of which involve multiple plaintiffs. Six former policyholders and one current policyholder dominate the pool participants' asbestos claims. Most of the lawsuits are subject to express reservation of rights based upon the lack of an injury within the applicable policy periods, because many asbestos lawsuits do not specifically allege dates of asbestos exposure or dates of injury. The pool participants' policyholders named as defendants in these asbestos lawsuits are typically peripheral defendants who have little or no exposure and are routinely dismissed from asbestos litigation with nominal or no payment (i.e., small contractors, insulators, electrical welding suppliers, furnace manufacturers, and gasket and building supply companies).

During 2003, the pool participants were presented with several hundred plaintiff lawsuits filed against three former policyholders representing approximately 66,500 claimants related to exposure to asbestos or products containing asbestos. The vast majority of the 66,500 claims are the result of multi-plaintiff lawsuits. These claims are based upon nonspecific asbestos exposure and nonspecific injuries. As a result, management did not establish a significant amount of case loss reserves for these claims. Several of the multi-plaintiff lawsuits (including the vast majority of those associated with one former policyholder) were dismissed. As of December 31, 2012, approximately 2,235 of the claims remain open. During 2006, the pool participants received notice that another former policyholder was a named defendant in approximately 33,000 claims nationwide. The last of these claims were settled during 2012 for approximately $690,000 (the Company's share).

Prior to 2008, actual losses paid for asbestos-related claims had been minimal due to the plaintiffs' failure to identify an exposure to any asbestos-containing products associated with the pool participants' current and former policyholders. However, paid losses and settlement expenses have increased significantly since 2008 as a result of claims attributed to two former policyholders. One of these former policyholders, a broker of various products, including asbestos, settled a claim for approximately $450,000 (the Company's share) in 2008. Prior to 2008, the asbestos exposure associated with this former policyholder had been thought to be relatively small. At December 31, 2012, 11 additional claims associated with this former policyholder remain open, though similar exposure on these claims is not anticipated. The other former policyholder, a furnace manufacturer, had multiple claims settle for a total of approximately $1,296,000 (the Company's share) during the period 2009 through 2012. The asbestos exposure associated with this former policyholder has increased in recent years, and this trend may possibly continue into the future with increased per plaintiff settlements. Settlement expense payments associated with this former policyholder have increased significantly since 2008 and have been the primary driver behind recently implemented reserve increases. The primary cause of this increase in paid settlement expenses is the retention of a national coordinating counsel in 2008 due to this former policyholder's exposure in numerous jurisdictions. The national coordinating counsel has provided, and continues to provide, significant services in the areas of document review, discovery, deposition and trial preparation. Approximately 490 asbestos exposure claims associated with this former policyholder remain open. Whenever possible, the pool participants have participated in cost sharing agreements with other insurance companies to reduce overall asbestos claim expenses.

The pool participants are defending approximately 99 claims as a result of lawsuits alleging "silica" exposure in Texas and Mississippi jurisdictions, some of which involve multiple plaintiffs. The plaintiffs allege employment exposure to "airborne respirable silica dust," causing "serious and permanent lung injuries" (i.e., silicosis). Silicosis injuries are identified in the upper lobes of the lungs, while asbestos injuries are localized in the lower lobes.

The plaintiffs in the silicosis lawsuits are sandblasters, gravel and concrete workers, ceramic workers and road construction workers. All of these lawsuits are subject to express reservation of rights based upon the lack of an injury within the applicable policy periods because many silica lawsuits, like asbestos lawsuits, do not specifically allege dates of exposure or dates of injury. The pool participants' policyholders (a refractory product manufacturer, small local concrete and gravel companies and a concrete cutting machine manufacturer) that have been named as defendants in these silica lawsuits have had little or no exposure and are routinely dismissed from silica litigation with nominal or no payment. While the expense of handling these lawsuits is high, it is not proportional to the number of plaintiffs, and is mitigated through cost sharing agreements with other insurance companies.

Since 2004, the pool participants have included a "pneumoconiosis dust" exclusion to their commercial lines liability policies in the majority of jurisdictions where such action was warranted. This exclusion precludes liability coverage due to "mixed dust" pneumoconiosis, pleural plaques, pleural effusion, mesothelioma, lung cancer, emphysema, bronchitis, tuberculosis or pleural thickening, or other pneumoconiosis-related ailments such as arthritis, cancer (other than lung), lupus, heart, kidney or gallbladder disease. "Mixed dust" includes dusts composed of asbestos, silica, fiberglass, coal, cement, or various other elements. It is anticipated that this mixed dust exclusion will further limit the pool participants' exposure in silica claims, and may be broad enough to limit exposure in other dust claims.

The Company's environmental claims are defined as 1) claims for bodily injury, personal injury, property damage, loss of use of property, diminution of property value, etc., allegedly due to contamination of air, and/or contamination of surface soil or surface water, and/or contamination of ground water, aquifers, wells, etc.; or 2) any/all claims for remediation or clean-up of hazardous waste sites by the United States Environmental Protection Agency, or similar state and local environmental or government agencies, usually presented in conjunction with Federal or local clean up statutes (i.e., CERCLA, RCRA, etc.).

Examples include, but are not limited to: chemical waste; hazardous waste treatment, storage and/or disposal facilities; industrial waste disposal facilities; landfills; superfund sites; toxic waste spills; and underground storage tanks. Widespread use of pollution exclusions since 1970 in virtually all lines of business, except personal lines, has resulted in limited exposure to environmental claims. Absolute pollution exclusions have been used since the 1980's; however, the courts in the State of Indiana have ruled that the absolute pollution exclusion is ambiguous.

The Company's current exposures to environmental claims include losses involving petroleum haulers, lead contamination, and soil and groundwater contamination in the State of Indiana. Claims from petroleum haulers are generally caused by overturned commercial vehicles and overfills at commercial and residential properties. Exposures for accident year losses preceding the 1980s include municipality exposures for closed landfills, small commercial businesses involved with disposing waste at landfills, leaking underground storage tanks and contamination from dry cleaning operations. As of December 31, 2012, all Methyl Tertiary Butyl Ether ("MTBE") claims related to the pool participants' policyholders had been dismissed.

During 2009, the Company completed a comprehensive policy search and coverage review, and began defending (pursuant to policies issued 1969-1975) a lawsuit filed against a municipalities' sewerage commission in United States District Court in Wisconsin in 2008. The Company has a joint defense agreement with two other companies but currently retains the majority share. The lawsuit is potentially one of the largest CERCLA actions pending against numerous parties in the United States and seeks in excess of $1.5 billion from the defendants. The Company has established reserves for each of the six years of alleged liability (approximately $600,000 in aggregate as the Company's share) along with associated settlement expenses. While the insured's summary judgment motion was successful, future appeals are possible.

The Company's exposure to asbestos and environmental claims through assumed reinsurance is very limited due to the fact that the Company's reinsurance subsidiary entered into the reinsurance marketplace in the early 1980's, after much attention had already been brought to these issues.

At December 31, 2012, the Company carried asbestos and environmental reserves for direct insurance and assumed reinsurance business totaling $9,433,000, which represents 1.6 percent of total loss and settlement expense reserves. The asbestos and environmental reserves include $4,182,000 of case loss reserves, $3,419,000 of IBNR loss reserves and $1,832,000 of bulk settlement expense reserves. Ceded reinsurance on these reserves totaled $655,000. Loss and settlement expense reserves were increased in 2012 because of deterioration in the implied survival ratio.

The pool participants' non-asbestos direct product liability claims are considered to be highly uncertain exposures due to the many uncertainties inherent in determining the loss, and the significant periods of time that can elapse between the occurrence of the loss and the ultimate settlement of the claim. The majority of the pool participants' product liability claims arise from small to medium-sized manufacturers, contractors, petroleum distributors, and mobile home and auto dealerships. No specific claim trends are evident from the pool participants' manufacturing clients, as the claims activity on these policies is generally isolated and can be severe. Specific product liability coverage is provided to the pool participants' mobile home and auto dealership policyholders, and the claims from these policies tend to be relatively small. Certain construction defect claims are also reported under product liability coverage. During 2012, 18 of these claims were reported to the pool participants.

The Company has exposure to construction defect claims arising from general liability policies issued by the pool participants to contractors. Most of the pool participants' construction defect claims are concentrated in a limited number of states, and the pool participants have taken steps to mitigate this exposure. Construction defect is a highly uncertain exposure due to such issues as whether coverage exists, definition of an occurrence, determination of ultimate damages, and allocation of such damages to financially responsible parties. Newly reported construction defect claims numbered 209, 383 and 469 in 2012, 2011 and 2010, respectively, and produced incurred losses and paid settlement expenses of approximately $2,008,000, $2,157,000 and $3,276,000 in each respective period. Incurred losses and paid settlement expenses on all construction defect claims totaled approximately $5,048,000 in 2012. At December 31, 2012, the Company carried case loss reserves of approximately $5,843,000 on 659 open construction defect claims.

The Company's assumed casualty excess reinsurance business is also considered a highly uncertain exposure due to the significant periods of time that can elapse during the settlement of the underlying claims, and the fact that a reinsurance company generally has less knowledge than the ceding company about the underlying book of business and the ceding company's reserving practices. Employers Mutual attempts to account for this uncertainty by establishing bulk IBNR loss reserves, using conservative assumed treaty limits and, to a much lesser extent, booking of individual treaty IBNR loss reserves (if reported by the ceding company) or establishing additional case loss reserves if the reported case loss reserves appear inadequate on an individual claim. While Employers Mutual is predominantly a property reinsurer, it does write casualty excess business oriented mainly towards shorter tail casualty lines of coverage. Employers Mutual avoids reinsuring large company working layer casualty risks, and does not write risks with heavy product liability exposures, risks with obvious latent injury manifestation and medical malpractice. Casualty excess business on large companies is written, but generally on a "clash" basis only (layers above the limits written for any individual policyholder) or specialty casualty written with claims-made forms.

Following is a summary of loss and settlement expense reserves and payments associated with asbestos, environmental, products liability and casualty excess reinsurance exposures for 2012, 2011 and 2010:

	Property and casualty insurance segment			Reinsurance segment		
($ in thousands)	Case	IBNR	Settlement expense	Case	IBNR	Settlement expense
Reserves at 12/31/12						
Asbestos	$ 3,778	$ 1,834	$ 1,711	$ 99	$ 353	$ -
Environmental	237	572	121	67	660	-
Products[1]	6,044	5,309	5,212	-	-	-
Casualty excess[2]	-	-	-	27,759	52,127	2,730
Reserves at 12/31/11						
Asbestos	$ 2,584	$ 872	$ 1,933	$ 113	$ 372	$ -
Environmental	219	663	188	66	662	-
Products[1]	5,133	4,938	4,589	-	-	-
Casualty excess[2]	-	-	-	24,141	53,376	2,259
Reserves at 12/31/10						
Asbestos	$ 2,483	$ 1,000	$ 2,380	$ 156	$ 382	$ -
Environmental	125	668	128	64	656	-
Products[1]	5,532	4,759	6,209	-	-	-
Casualty excess[2]	-	-	-	23,715	53,217	1,575
Paid during 2012						
Asbestos	$ 468		$ 1,585	$ 32		$ -
Environmental	-		87	1		-
Products[1]	1,768		3,065	-		-
Casualty excess[2]	-		-	6,291		1,227
Paid during 2011						
Asbestos	$ 299		$ 802	$ 51		$ 2
Environmental	6		95	-		(8)
Products[1]	1,524		2,107	-		-
Casualty excess[2]	-		-	7,440		1,379
Paid during 2010						
Asbestos	$ 461		$ 1,022	$ 34		$ 1
Environmental	17		179	-		-
Products[1]	2,564		2,124	-		-
Casualty excess[2]	-		-	5,040		1,107

[1] Products includes the portion of asbestos and environmental claims reported that are non-premises/operations claims.

[2] Casualty excess includes the asbestos and environmental claims reported above.

Following is a summary of the claim activity associated with asbestos, environmental and products liability exposures for 2012, 2011 and 2010:

	Asbestos	Environmental	Products
Open claims, 12/31/12	4,469	5	107
Reported in 2012	363	-	414
Disposed of in 2012	4,748	2	411
Open claims, 12/31/11	8,854	7	104
Reported in 2011	213	3	411
Disposed of in 2011	696	-	406
Open claims, 12/31/10	9,337	4	99
Reported in 2010	207	1	387
Disposed of in 2010	24,347	2	1,407

Variability of loss and settlement expense reserves

The Company does not determine a range of estimates for all components of the loss and settlement expense reserve at the time the reserves are established. During each quarter, however, an actuarially determined range of estimates is developed for the major components of the loss and settlement expense reserves as of the preceding quarter-end. All reserves are reviewed with the exception of reserves for involuntary workers' compensation pools, which are set by the National Council on Compensation Insurance (NCCI) and are assumed to be adequate (the impact of potential variability of this segment on overall reserve adequacy is considered immaterial). Shown below are the actuarially determined ranges of reserve estimates as of December 31, 2012 along with the statutory-basis carried reserves, which are displayed net of ceded reinsurance. The GAAP-basis loss and settlement expense reserves contained in the Company's financial statements are reported gross of ceded reinsurance and contain a small number of adjustments from the statutory-basis amounts presented here. The last two columns display the estimated after-tax impact on earnings if the reserves were moved to the high end-point or low end-point of the ranges.

	Range of reserve estimates			After-tax impact on earnings	
($ in thousands)	High	Low	Carried	Reserves at high	Reserves at low
Property and casualty insurance segment	$ 404,167	$ 351,607	$ 389,631	$ (9,448)	$ 24,716
Reinsurance segment	167,870	136,749	165,458	(1,568)	18,661
	$ 572,037	$ 488,356	$ 555,089	$ (11,016)	$ 43,377

The precise location of total carried reserves within the actuarial range is unknown at the time the reserves are established because the actuarial evaluation of reserve adequacy is conducted after the establishment of the reserves.

Changes in loss and settlement expense reserve estimates of prior periods

Loss and settlement expense reserves are estimates at a given time of what an insurer expects to pay on incurred losses, based on facts and circumstances then known. During the loss settlement period, which may be many years, additional facts regarding individual claims become known, and accordingly, it often becomes necessary to refine and adjust the estimates of liability. Such changes in the reserves for losses and settlement expenses are reflected in operating results in the year such changes are recorded.

For a detailed discussion of the development experienced on prior accident years' reserves during the past three years, see the discussion entitled "Loss and Settlement Expense Reserves" under the "Narrative Description of Business" heading in the Business Section under Part I, Item I of the Company's Annual Report on Form 10-K.

Investments

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

Level 3 - Prices or valuation techniques that require significant unobservable inputs because observable inputs are not available. The unobservable inputs may reflect the Company's own judgments about the assumptions that market participants would use.

The Company uses an independent pricing source to obtain the estimated fair value of a majority of its securities, subject to an internal validation. The fair value is based on quoted market prices, where available. This is typically the case for equity securities, which are accordingly classified as Level 1 fair value measurements. In cases where quoted market prices are not available, fair value is based on a variety of valuation techniques depending on the type of security. Fixed maturity securities in the Company's portfolio may not trade on a daily basis; however, observable inputs are utilized in their valuations, and these securities are therefore classified as Level 2 fair value measurements. Following is a brief description of the various pricing techniques used by the independent pricing source for different asset classes.

- U.S. Treasury securities (including bonds, notes, and bills) are priced according to a number of live data sources, including active market makers and inter-dealer brokers. Prices from these sources are reviewed based on the sources' historical accuracy for individual issues and maturity ranges.
- U.S. government-sponsored agencies and corporate securities (including fixed-rate corporate bonds and medium-term notes) are priced by determining a bullet (non-call) spread scale for each issuer for maturities going out to forty years. These spreads represent credit risk and are obtained from the new issue market, secondary trading, and dealer quotes. An option adjusted spread model is incorporated to adjust spreads of issues that have early redemption features. The final spread is then added to the U.S. Treasury curve.
- Obligations of states and political subdivisions are priced by tracking and analyzing actively quoted issues and reported trades, material event notices and benchmark yields. Municipal bonds with similar characteristics are grouped together into market sectors, and internal yield curves are constructed daily for these sectors. Individual bond evaluations are extrapolated from these sectors, with the ability to make individual spread adjustments for attributes such as discounts, premiums, alternative minimum tax, and/or whether or not the bond is callable.

- Mortgage-backed and asset-backed securities are first reviewed for the appropriate pricing speed (if prepayable), spread, yield and volatility. The securities are priced with models using spreads and other information solicited from Wall Street buy- and sell-side sources, including primary and secondary dealers, portfolio managers, and research analysts. To determine a tranche's price, first the benchmark yield is determined and adjusted for collateral performance, tranche level attributes and market conditions. Then the cash flow for each tranche is generated (using consensus prepayment speed assumptions including, as appropriate, a prepayment projection based on historical statistics of the underlying collateral). The tranche-level yield is used to discount the cash flows and generate the price. Depending on the characteristics of the tranche, a volatility-driven, multi-dimensional single cash flow stream model or an option-adjusted spread model may be used. When cash flows or other security structure or market information is not available, broker quotes may be used.

On a quarterly basis, the Company receives from its independent pricing service a list of fixed maturity securities, if any, that were priced solely from broker quotes. For these securities, fair value may be determined using the broker quotes, or by the Company using similar pricing techniques as the Company's independent pricing service. Depending on the level of observable inputs, these securities would be classified as Level 2 or Level 3 fair value measurements. At December 31, 2012 and 2011, the Company did not hold any fixed maturity securities that were priced solely from broker quotes.

Essentially all securities in the Company's investment portfolios have transparent pricing. All equity securities (with one exception) are traded on national exchanges with observable prices. Fixed maturity securities are typically high quality, liquid issues with daily pricing from the Company's independent pricing source. Prices are validated through a variety of techniques. When performing these validations, the Company uses graduated tolerance levels for determining exceptions. Equity securities and U.S. treasury and government-sponsored agency fixed maturity securities have the highest transparency in pricing, and therefore have the smallest tolerance levels for variance. These are followed by (in order of decreasing transparency/increasing tolerance levels) mortgage-backed, corporate, municipal, and finally high-yield fixed maturity securities. The validations performed include:

1. Comparisons of the prices reported by the independent pricing source to daily runs of offerings and bids from several brokers for a sample of securities.

2. Comparison of the prices reported by the independent pricing source to prices realized from the Company's own purchase and sale transactions.

3. Comparison of the prices reported by the independent pricing source to prices from the Company's investment custodian. It should be noted that the independent pricing source used by the Company is often the same source used by the Company's investment custodian (except for municipal fixed maturity securities), thus limiting the confidence gained from this validation technique.

Rarely are the independent pricing source's prices outside of tolerance levels. This is most likely to occur in less frequently traded municipal fixed maturity securities, where the price reported by the independent pricing source may have become stale due to a lack of recent trading activity. If it is believed that the price reported by the independent pricing source does not reflect the quality, maturity, optionality and liquidity characteristics of the fixed maturity security, alternative pricing sources are examined, including Bloomberg matrix pricing, regression pricing, and broker runs for offering prices of similar securities. A judgment is then made as to what price best reflects the characteristics of the security, and if the result is materially different than the fair value reported by the independent pricing source for that security, then management's judgment of the fair value is used in the financial statements.

Investment Impairments

The Company regularly monitors its investments which have a fair value that is less than the carrying value for indications of "other-than-temporary" impairment. Several factors are used to determine whether the carrying value of an individual security has been "other-than-temporarily" impaired. Such factors include, but are not limited to (1) the security's value and performance in the context of the overall markets, (2) length of time and extent the security's fair value has been below carrying value, (3) key corporate events, and (4) for equity securities, the ability and intent to hold the security until recovery to its cost basis.

The evaluation of an impaired fixed maturity security includes an assessment of whether the Company has the intent to sell the security, and whether it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. In addition, if the present value of cash flows expected to be collected is less than the amortized cost of the security, a credit loss is deemed to exist and the security is considered "other-than-temporarily" impaired. The portion of the impairment related to credit loss is recognized through earnings, and the portion of the impairment related to other factors, if any, is recognized through "other comprehensive income".

When an equity security is deemed to be "other-than-temporarily" impaired, the carrying value is reduced to fair value and a realized loss is recognized through earnings.

Deferred policy acquisition costs and related amortization

Acquisition costs, consisting of commissions, premium taxes, and salary and benefit expenses of employees directly involved in the underwriting of insurance policies that are successfully issued, are deferred and amortized to expense as premium revenue is recognized. Deferred policy acquisition costs and related amortization are calculated separately for the property and casualty insurance segment and the reinsurance segment. The methodology followed in computing deferred policy acquisition costs limits the amount of such deferred costs to the estimated realizable value. In determining estimated realizable value, the computation gives effect to the premium to be earned, related investment income, anticipated losses and settlement expenses, anticipated policyholder dividends, and certain other costs expected to be incurred to administer the insurance policies as the premium is earned. The anticipated losses and settlement expenses are based on the segment's projected loss and settlement expense ratios for the next twelve months, which include provisions for anticipated catastrophe and storm losses based on historical results adjusted for recent trends. Utilizing these projections, deferred policy acquisition costs for the property and casualty insurance segment and the reinsurance segment were not subject to limitation at December 31, 2012. Based on an analysis performed by management, the actuarial projections of the expected loss and settlement expense ratios for the next twelve months would have needed to increase 18.36 percentage points in the property and casualty insurance segment and 13.97 percentage points in the reinsurance segment before deferred policy acquisition costs would have been subject to limitation. Such increases in the expected loss and settlement expense ratios would likely be driven by many factors, including higher provisions for anticipated catastrophe and storm losses.

Deferred income taxes

The realization of the deferred income tax asset is based upon projections indicating that a sufficient amount of future taxable income will be earned to utilize the tax deductions that will reverse in the future. These projections are based on the Company's history of producing significant amounts of taxable income, the current premium rate environment for both the property and casualty insurance segment and the reinsurance segment, and expense control initiatives that have been implemented in recent years. In addition, management has formulated tax-planning strategies that could be implemented to generate taxable income if needed. Should the projected taxable income and tax planning strategies not provide sufficient taxable income to recover the deferred tax asset, a valuation allowance would be required.

Benefit Plans

Employers Mutual sponsors two defined benefit pension plans (a qualified plan and a non-qualified supplemental plan) and two postretirement benefit plans that provide retiree healthcare and life insurance coverage. Although the Company has no employees of its own, it is responsible for its share of the expenses and related prepaid assets and liabilities of these plans, as determined under the terms of the pooling agreement and the cost allocation methodologies applicable to its subsidiaries that do not participate in the pooling agreement.

The net periodic pension and postretirement benefit costs, as well as the prepaid assets and liabilities of these plans, are determined by actuarial valuations. Inherent in these valuations are key assumptions regarding the discount rate, the expected long-term rate of return on plan assets, the rate of future compensation increases (pension plans only), and the health care cost trend rate (healthcare postretirement plan only). The assumptions used in the actuarial valuations are updated annually. Material changes in the net periodic pension and postretirement benefit costs may occur in the future due to changes in these assumptions or changes in other factors, such as the number of plan participants, the level of benefits provided, asset values and applicable legislation or regulations.

The discount rate utilized in the valuations is based on an analysis of the total rate of return that could be generated by a hypothetical portfolio of high-quality bonds created to generate cash flows that match the plans' expected benefit payments. No callable bonds are used in this analysis and the discount rate produced by this analysis is compared to interest rates of applicable published indices for reasonableness. The discount rates used in the pension benefit obligation valuations at December 31, 2012, 2011 and 2010 were 3.24 percent, 4.13 percent and 5.00 percent, respectively. The discount rates used in the postretirement benefit obligation valuations at December 31, 2012, 2011 and 2010 were 4.03 percent, 4.59 percent and 5.50 percent, respectively. The discount rates used in the pension and postretirement benefit obligation valuations are also used in the calculation of the net periodic benefit costs for the subsequent year. A 0.25 percentage point decrease in the discount rates used in the 2012 valuations would increase the Company's net periodic pension and postretirement benefit costs for 2013 by approximately $154,000. Conversely, a 0.25 percentage point increase in the 2012 discount rates would decrease the Company's net periodic pension and postretirement benefit costs for 2013 by approximately $148,000.

The expected long-term rate of return on plan assets is developed considering actual historical results, current and expected market conditions, the mix of plan assets and investment strategy. The expected long-term rate of return on plan assets produced by this analysis and used in the calculation of the net periodic pension benefit costs for the years ended December 31, 2012 and 2011 was 7.25 percent and 7.50 percent, respectively. The expected long-term rate of return on plan assets used in the calculation of the net periodic postretirement benefit costs for the years ended December 31, 2012 and 2011 was 6.25 percent. The expected rate of return on plan assets to be used in the calculation of the 2013 net periodic benefit costs for the pension and postretirement benefit plans will be 7.25 percent and 6.50 percent, respectively. The actual rate of return earned on plan assets during 2012 was approximately 14 percent for the pension plan and 11 percent for the postretirement benefit plans. The expected long-term rate of return assumption is subject to the general movement of the economy, but is generally less volatile than the discount rate assumption. A decrease in the expected long-term rate of return assumption increases future expenses, whereas an increase in the assumption reduces future expenses. A 0.25 percentage point change in the expected long-term rate of return assumption for 2013 would change the Company's net periodic pension and postretirement benefit costs by approximately $219,000. For detailed information regarding the current allocation of assets within the pension and postretirement benefit plans, see note 12 of Notes to Consolidated Financial Statements under Part II, Item 8 of this Form 10-K.

The health care cost trend rate assumption represents the anticipated change in the cost of health care benefits due to factors outside of the plan. These factors include health care inflation, changes in health care utilization and delivery patterns, technological advances, and the overall health of the plan participants. The health care cost trend rate assumption is based on published information and general economic conditions. The health care cost trend rate assumption for 2012 was 7.75 percent, and is assumed to decrease gradually to 5 percent in 2024 and remain at that level thereafter. In 2011 and 2010 the assumptions were 8.0 percent and 8.5 percent, respectively, both declining gradually to 5 percent and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would increase the Company's net periodic postretirement benefit cost for 2013 by approximately $768,000. Conversely, a one percentage point decrease in the assumed health care cost trend rate would decrease the Company's net periodic postretirement benefit cost for 2013 by approximately $599,000.

In accordance with GAAP, actuarial gains/losses contained in the valuations that result from (1) actual experience that differs from that assumed, or (2) a change in actuarial assumptions, is accumulated and, if in excess of a specified corridor, amortized to expense over future periods. As of December 31, 2012, all of the benefit plans had accumulated actuarial losses in excess of the corridor that will be partially amortized into expense in 2013. The Company's share of the accumulated actuarial losses that will be amortized into expense during 2013 amounts to $2,865,000. Prior service costs/credits for plan amendments are also contained in the valuations, and are amortized into expense/income over the future service periods of the participants. As of December 31, 2012, the postretirement benefit plans have prior service credits that are being amortized into income in future periods, while the qualified defined benefit pension plan has prior service costs that are being amortized into expense in future periods. The net amount of prior service credit being amortized into income during 2013 is $708,000.

In accordance with GAAP, the funded status of defined benefit pension or other postretirement plans is recognized as an asset or liability on the balance sheet. Changes in the funded status of the plans are recognized through other comprehensive income.

RESULTS OF OPERATIONS

Results of operations by segment and on a consolidated basis for the three years ended December 31, 2012 are as follows:

	Year ended December 31,		
($ in thousands)	2012	2011	2010
Property and casualty insurance			
Premiums earned	$ 357,139	$ 321,649	$ 305,647
Losses and settlement expenses	233,892	251,449	208,114
Acquisition and other expenses	131,454	116,588	116,704
Underwriting loss	$ (8,207)	$ (46,388)	$ (19,171)
Loss and settlement expense ratio	65.5%	78.2%	68.1%
Acquisition expense ratio	36.8%	36.2%	38.2%
Combined ratio	102.3%	114.4%	106.3%
Losses and settlement expenses:			
Insured events of current year	$ 246,949	$ 271,612	$ 236,840
Decrease in provision for insured events of prior years	(13,057)	(20,163)	(28,726)
Total losses and settlement expenses	$ 233,892	$ 251,449	$ 208,114
Catastrophe and storm losses	$ 34,372	$ 52,448	$ 33,062

The following table presents the reported amounts of favorable development experienced on prior years' reserves and the portion of the reported development amounts that resulted solely from changes in the allocation of bulk reserves between the current and prior accident years (no impact on earnings). The result is an approximation of the implied favorable development that had an impact on earnings.

	Year ended December 31,		
	2012	2011	2010
	($ in thousands)		
Reported favorable development experienced on prior years' reserves	$ (13,057)	$ (20,163)	$ (28,726)
Adjustment for (adverse) favorable development that had no impact on earnings	(4,551)	1,396	(6,036)
Approximation of the implied favorable development that had an impact on earnings	$ (17,608)	$ (18,767)	$ (34,762)

	Year ended December 31,		
($ in thousands)	2012	2011	2010
Reinsurance			
Premiums earned	$ 101,707	$ 94,753	$ 83,475
Losses and settlement expenses	69,496	91,525	46,527
Acquisition and other expenses	22,370	20,501	26,829
Underwriting profit (loss)	$ 9,841	$ (17,273)	$ 10,119
Loss and settlement expense ratio	68.3%	96.6%	55.7%
Acquisition expense ratio	22.0%	21.6%	32.1%
Combined ratio	90.3%	118.2%	87.8%
Losses and settlement expenses:			
Insured events of current year	$ 82,172	$ 104,461	$ 68,550
Decrease in provision for insured events of prior years	(12,676)	(12,936)	(22,023)
Total losses and settlement expenses	$ 69,496	$ 91,525	$ 46,527
Catastrophe and storm losses	$ 19,088	$ 27,883	$ 9,082

($ in thousands)	Year ended December 31, 2012	2011	2010
Consolidated			
REVENUES			
Premiums earned	$ 458,846	$ 416,402	$ 389,122
Net investment income	44,145	46,111	49,489
Realized investment gains	8,017	9,303	3,869
Other income	859	828	783
	511,867	472,644	443,263
LOSSES AND EXPENSES			
Losses and settlement expenses	303,388	342,974	254,641
Acquisition and other expenses	153,824	137,089	143,533
Interest expense	900	900	900
Other expense	2,122	2,673	1,741
	460,234	483,636	400,815
Income (loss) before income tax expense (benefit)	51,633	(10,992)	42,448
Income tax expense (benefit)	13,667	(8,255)	11,099
Net income (loss)	$ 37,966	$ (2,737)	$ 31,349
Net income (loss) per share	$ 2.95	$ (0.21)	$ 2.40
Loss and settlement expense ratio	66.1%	82.4%	65.4%
Acquisition expense ratio	33.5%	32.9%	36.9%
Combined ratio	99.6%	115.3%	102.3%
Losses and settlement expenses:			
Insured events of current year	$ 329,121	$ 376,073	$ 305,390
Decrease in provision for insured events of prior years	(25,733)	(33,099)	(50,749)
Total losses and settlement expenses	$ 303,388	$ 342,974	$ 254,641
Catastrophe and storm losses	$ 53,460	$ 80,331	$ 42,144

The following table presents the reported amounts of favorable development experienced on prior years' reserves and the portion of the reported development amounts that resulted solely from changes in the allocation of bulk reserves between the current and prior accident years (no impact on earnings). The result is an approximation of the implied favorable development that had an impact on earnings.

	Year ended December 31, 2012	2011	2010
		($ in thousands)	
Reported favorable development experienced on prior years' reserves	$ (25,733)	$ (33,099)	$ (50,749)
Adjustment for (adverse) favorable development that had no impact on earnings	(4,551)	1,396	(6,036)
Approximation of the implied favorable development that had an impact on earnings	$ (30,284)	$ (31,703)	$ (56,785)

Year ended December 31, 2012 compared to year ended December 31, 2011

The Company reported net income of $37,966,000 ($2.95 per share) in 2012, a significant improvement from the $2,737,000 ($0.21 per share) net loss reported in 2011. Both the property and casualty insurance segment and the reinsurance segment experienced good operating results during the second half of 2012. The primary drivers of these good results were an increase in premium income, and a significant decline in catastrophe and storm losses from the record amount experienced in 2011. Management has expended a great deal of time and resources into implementing much needed rate level increases in the commercial lines of business during the past two years, and those efforts have been successful. These rate level increases had an increasingly positive impact on operating results during 2012 as they became earned. Future operating results will continue to be positively impacted as the rate level increases become fully earned.

Premium income

Premiums earned increased 10.2 percent to $458,846,000 in 2012 from $416,402,000 in 2011. A number of factors contributed to the increase in premium income. In the property and casualty insurance segment, the majority of the increase is attributed to rate level increases, growth in insured exposures and an increase in retained policies. In the reinsurance segment, the increases are attributed to rate level increases and a new offshore energy and liability account. Premium rate levels improved in all lines of business, and are expected to continue to improve in 2013.

Premiums earned for the property and casualty insurance segment increased 11.0 percent to $357,139,000 in 2012 from $321,649,000 in 2011. The vast majority of the increase in premiums earned is associated with renewal business, and reflects a combination of rate level increases, growth in insured exposures and an increase in retained policies. Renewal business premium increased 9.5 percent during 2012. Renewal rates on the six major lines of commercial business increased steadily during 2012 and ended the year at approximately 6 percent. Management anticipates that overall rate level increases of approximately 6 percent will continue to be achieved at least through 2013. Renewal rates for personal lines of business also increased, but did not have a significant impact on premiums earned due to an intentional reduction in policy count. Overall policy retention remained stable at approximately 87 percent. New business continues to account for a relatively small portion (just 14 percent) of the pool participants' direct written premiums. New business premium increased 19 percent in the commercial lines of business (the associated policy count increased 8.5 percent), but total new business premium increased only 7 percent due to a significant decline in personal lines new business premium. New business applications in the commercial lines of business were up significantly during 2012, but careful underwriting resulted in a large number of declinations.

Premiums earned for the reinsurance segment declined 14.4 percent in the fourth quarter, but increased 7.3 percent to $101,707,000 for the year from $94,753,000 in 2011. The decrease in the fourth quarter is primarily attributed to a significant decline in the year-end estimate of "earned but not reported" premiums on several pro rata accounts, including the new offshore energy and liability account. The increase for the year is primarily attributed to rate level increases implemented during the January 1 renewal season and the new offshore energy and liability proportional account; however, the increase was limited by the cancellation of a large pro rata account written by MRB. Rate levels, which had previously been declining, began trending higher during 2011 due to the large number of severe catastrophic events that occurred during the year. This improved pricing continued through the January 1, 2012 renewal season, with rate increases averaging approximately 10 percent, and larger increases being achieved on contracts containing catastrophe exposures. However, the pace of rate increases slowed somewhat during 2012, with July 1 renewal rates increasing approximately five to seven percent. The new offshore energy and liability account generated approximately $12,375,000 of annual premiums (after the 10.0 percent charge for the excess of loss coverage) during the 2012 underwriting year. Since the underlying policies have effective dates throughout the 2012 underwriting year, approximately 48.0 percent of this amount was earned during calendar year 2012, with the balance to be earned during calendar year 2013. Annual premiums for the 2013 underwriting year are currently projected to be approximately $14,000,000. The account covers oil rigs, platforms, and floating production, storage and offloading systems worldwide, with 56 percent of the premiums coming from the United States and United Kingdom. The focus is on small to medium-sized enterprises involved with energy exploration and production, which comprises approximately 75 percent of the account. The account also includes a small number of larger enterprises and a number of state-owned oil and gas companies. Specialized underwriting and engineering areas work closely together to technically analyze each risk. Gulf of Mexico windstorm exposure is minimal and first party removal of wreck is restricted in liability policies.

Effective January 1, 2012, MRB cancelled a large pro rata account with poor experience. As a result, the reinsurance segment recorded a $3,406,000 portfolio adjustment decrease in premiums written in the first quarter of 2012 that offset a corresponding decrease in unearned premiums. Ten percent of this amount ($341,000) was recorded as a reduction in the cost of the excess of loss coverage provided by Employers Mutual, and the reinsurance segment recognized $1,362,000 of negative commission allowance (commission income) to compensate for the acquisition costs incurred to generate this business.

Effective January 1, 2011, Country Mutual Insurance Company (Country Mutual) discontinued its participation in MRB. As a result, Employers Mutual became a one-fourth participant in MRB, up from its previous approximate one-fifth participation. In connection with Employers Mutual's increased participation in MRB, the reinsurance segment recorded a $1,023,000 portfolio adjustment increase in premiums written in the first quarter of 2011 that offset a corresponding increase in unearned premium. The reinsurance segment ceded ten percent of this amount ($102,000) to Employers Mutual under the terms of the excess of loss agreement, and recognized $399,000 of commission expense to compensate Country Mutual for the acquisition costs incurred to generate this business.

Effective January 1, 2013, Church Mutual Insurance Company (Church Mutual) became a member of MRB. As a result, Employers Mutual will once again become a one-fifth participant in MRB. The addition of Church Mutual will strengthen the association's surplus base and should favorably impact future marketing efforts. However, there will be a short-term negative impact on the Company's earned premiums since the association's business will now be split between five participants rather than the current four.

Under the terms of the quota share agreement, the reinsurance subsidiary receives reinstatement premium income that is collected by Employers Mutual from the ceding companies when reinsurance coverage is reinstated after a loss event; however, the cap on losses assumed per event contained in the excess of loss agreement is automatically reinstated without cost. This arrangement can produce unusual underwriting results for the reinsurance subsidiary when a large loss event occurs because the reinstatement premium income received by the reinsurance subsidiary may approximate, or even exceed, the amount of losses retained. The reinsurance subsidiary recognized $2,344,000 and $3,139,000 of reinstatement premium income (net amount after 10 percent was ceded back to Employers Mutual under the terms of the excess of loss agreement) in 2012 and 2011, respectively.

Losses and settlement expenses

Losses and settlement expenses decreased 11.5 percent to $303,388,000 in 2012 from $342,974,000 in 2011, and the loss and settlement expense ratio decreased to 66.1 percent in 2012 from 82.4 percent in 2011. The significant improvement in the 2012 loss and settlement expense ratio is primarily attributed to a decline in catastrophe and storm losses, as well as the increase in premium income previously noted. Catastrophe and storm losses declined from the record amount experienced in 2011 to a more normal level of 11.7 percentage points of the 2012 loss and settlement expense ratio. The most recent 10-year average for this period (which includes the record catastrophe and storm losses experienced in 2008 and 2011) is 9.7 percentage points. In comparison, catastrophe and storm losses accounted for 19.3 percentage points of the loss and settlement expense ratio in 2011. Losses associated with Superstorm Sandy were capped at $4,000,000 in the reinsurance segment and totaled only $907,000 in the property and casualty insurance segment. Since premiums earned are utilized in the calculation of the loss and settlement expense ratio, the rate level increases implemented during the past two years also had a favorable impact on the 2012 ratio. The actuarial analysis of the Company's carried reserves as of December 31, 2012 indicates that the level of reserve adequacy is consistent with other recent evaluations. From management's perspective, this measure is more relevant to an understanding of the Company's results of operations than the composition of the underwriting results between the current and prior accident years.

The loss and settlement expense ratio for the property and casualty insurance segment decreased to 65.5 percent in 2012 from 78.2 percent in 2011. This decrease is primarily attributed to a significant decline in catastrophe and storm losses and an increase in premium income. Catastrophe and storm losses declined in 2012 to a more normal level of 9.6 percentage points of the loss and settlement expense ratio, which is slightly higher than the most recent 10-year average of 9.2 percentage points (which includes the record catastrophe and storm losses experienced in 2008 and 2011). In comparison, catastrophe and storm losses accounted for 16.3 percentage points of the 2011 loss and settlement expense ratio. Claim frequency declined in nearly all lines of business; however, the savings associated with this decline was largely offset by an increase in loss severity. Large losses (which the Company defines as losses greater than $500,000 for the EMC Insurance Companies' pool, excluding catastrophe and storm losses) decreased to $21,241,000 in 2012 from $24,044,000 in 2011. The property and casualty insurance segment experienced $13,057,000 of favorable development on prior years' reserves in 2012, compared to $20,163,000 in 2011. The development amount for 2012 includes $4,551,000 of adverse development stemming from changes in the allocation of bulk reserves between the current and prior accident years, while the 2011 amount includes $1,396,000 of favorable development stemming from similar changes in the allocation of bulk reserves. Development on prior years' reserves resulting solely from changes in the allocation of bulk reserves between the current and prior accident years does not have an impact on earnings. This is due to the fact that such development is simply a mathematical by-product of the mechanical process used to reallocate bulk reserves to the various accident years for financial reporting purposes. Earnings are only impacted by changes in the total amount of carried reserves.

The loss and settlement expense ratio for the reinsurance segment decreased to 68.3 percent in 2012 from 96.6 percent in 2011. This decrease is primarily attributed to the rate level increases previously noted and a decline in catastrophe and storm losses. While less than 2011, catastrophe and storm losses were well above average in 2012. During 2012, the reinsurance segment had three events, including Superstorm Sandy, which exceeded the $4,000,000 retention amount under the excess of loss agreement. Losses from these three events totaled $23,722,000, with $12,000,000 retained by the reinsurance segment and the remaining $11,722,000 ($11,000,000 from Superstorm Sandy alone) ceded to Employers Mutual. During 2011, the reinsurance segment experienced an unprecedented five events with losses greater than the $3,000,000 retention amount. Losses from those five events totaled $31,500,000 at December 31, 2011, with $15,000,000 retained by the reinsurance segment and the remaining $16,500,000 ceded to Employers Mutual. During 2012, the reinsurance segment also incurred $6,057,000 of losses on U.S. multi-peril crop reinsurance programs that resulted from the severe drought conditions that existed in much of the United States. Because the losses from the crop reinsurance programs are not attributable to a specific event, they are not subject to the $4,000,000 cap on losses per event under the excess of loss agreement. The favorable development experienced on prior years' reserves in 2012 is primarily the HORAD book of business, and reflects a reduction in IBNR reserves for prior accident years that was greater than the actual losses reported for those accident years.

Acquisition and other expenses

Acquisition and other expenses increased 12.2 percent to $153,824,000 in 2012 from $137,089,000 in 2011. The acquisition expense ratio also increased, totaling 33.5 percent in 2012 compared to 32.9 percent in 2011. The large increase in acquisition and other expenses is primarily attributed to significant increases in both contingent commission and policyholder dividend expenses, both of which are reflective of the better underwriting results experienced in 2012. The increase in the acquisition expense ratio was tempered by the significant increase in premium income.

For the property and casualty insurance segment, the acquisition expense ratio increased to 36.8 percent in 2012 from 36.2 percent in 2011. The increase reflects higher contingent commission and policyholder dividend expenses resulting from the better underwriting results experienced in 2012, but was moderated by the significant increase in premium income.

For the reinsurance segment, the acquisition expense ratio increased to 22.0 percent in 2012 from 21.6 percent in 2011. While the increase is primarily attributed to higher contingent commission expense, the impact on the acquisition expense ratio was limited by non-recurring commission adjustments recorded in 2012 and 2011. During 2012, a $1,362,000 negative commission allowance was recorded in connection with the cancellation of a large MRB account. However, a portion of this negative commission allowance was offset by the resulting release (amortization) of the related deferred policy acquisition cost asset, resulting in an immediate expense reduction of approximately $654,000 during the first quarter of 2012. In 2011, the reinsurance segment recognized $399,000 of commission expense in conjunction with Country Mutual's withdrawal from MRB. A portion of this commission expense was capitalized as part of the deferred policy acquisition cost asset (to be expensed as the related premiums are earned), resulting in an immediate expense recognition of approximately $181,000 during the first quarter of 2011.

Investment results

Net investment income decreased 4.3 percent to $44,145,000 in 2012 from $46,111,000 in 2011. The decrease is primarily attributed to the low interest rate environment that has persisted for the past several years. During this time period, available cash flow has been invested in fixed maturity securities with progressively lower yields, resulting in a decline in the annualized yield of the fixed maturity portfolio. The average coupon on the fixed maturity portfolio was 4.23 percent at December 31, 2012, compared to 4.58 percent and 4.98 percent at December 31, 2011 and 2010, respectively. Management is actively pursuing ways to minimize the decline in investment income without increasing overall risk, such as the implementation of the new equity strategy during 2012 that emphasizes dividend income (see discussion below); however, investment income is currently projected to decline an additional 5.0 percent in 2013. The effective duration of the Company's fixed maturity portfolio was 4.20 years at December 31, 2012, compared to 4.65 years at December 31, 2011.

At the end of the first quarter of 2012, management reinvested approximately $35,000,000 from the current equity portfolio and $10,000,000 of cash into a new equity portfolio with an emphasis on dividend income. In addition to a higher dividend return, this new equity strategy is expected to carry less market volatility. The Company's equity security holdings produced dividend income of $3,852,000 in 2012, compared to $2,362,000 in 2011.

The Company reported a net realized investment gain of $8,017,000 in 2012 compared to $9,303,000 in 2011. The Company experienced an unusually large amount of realized investment gains in the first quarters of both 2012 and 2011, totaling $8,918,000 and $8,258,000, respectively. The realized investment gains recognized in the first quarter of 2012 primarily resulted from the sale of equity securities. Proceeds from those sales were used to fund the purchase of equity securities in the new portfolio that emphasizes dividend income. The realized investment gains recognized during the first quarter of 2011 resulted from normal activity in the equity portfolio when market prices were at elevated levels. "Other-than-temporary" investment impairment losses totaled $186,000 during 2012 compared to $5,960,000 in 2011. The impairment losses in 2012 were recognized on four equity securities, while the impairment losses in 2011 were recognized on four residential mortgage-backed securities (all resulting from the intent to sell) and 36 equity securities.

Other expense

Other expense decreased 20.6 percent to $2,122,000 in 2012 from $2,673,000 in 2011. The decrease is attributed to changes in the foreign currency exchange gains and losses recognized on the reinsurance segment's foreign currency denominated reinsurance business. Foreign currency exchange losses of $25,000 and $592,000 were recognized during 2012 and 2011, respectively.

Income tax

The Company had income tax expense of $13,667,000 in 2012 compared to an income tax benefit of $8,255,000 in 2011. The effective tax rate for 2012 was 26.5 percent compared to 75.1 percent in 2011. Note that the effective tax rate for 2011 is based on a tax benefit relative to pre-tax loss, thus an effective tax rate greater than the United States federal corporate tax rate of 35 percent is indicative of a favorable or "low" effective tax rate. The fluctuation in the effective tax rate primarily reflects the variation in the amount of pre-tax income (loss) reported relative to the amount of tax-exempt interest income earned.

Year ended December 31, 2011 compared to year ended December 31, 2010

The Company had a net loss of $2,737,000 ($0.21 per share) in 2011, compared to net income of $31,349,000 ($2.40 per share) in 2010. The net loss of 2011 was primarily attributed to an unprecedented amount of catastrophe and storm losses, as well as a significant decline in investment income. 2011 marked the fourth consecutive year of above average catastrophe and storm losses for the Company. While this was not unprecedented, having most recently occurred during the period 1998 through 2001, it was also not common. What was unusual about this current period of above-average catastrophe and storm losses was the fact that the Company had experienced record levels of catastrophe and storm losses in two of the four years. This was due to the fact that during the past four years, tornados and hail storms had tended to hit more densely populated areas with larger concentrations of exposures, resulting in much higher levels of insured losses. Historically, similar periods of increased storm activity had been associated with cyclical weather patterns, and high catastrophe and storm loss years such as 2011 had not necessarily been indicative of the future. Nonetheless, the current active weather cycle accentuated the need for appropriate reinsurance coverage, and reinforced management's ongoing attention to property exposure concentrations.

Premium income

Premiums earned increased 7.0 percent to $416,402,000 in 2011 from $389,122,000 in 2010. Premium rate levels for the property and casualty insurance segment had risen slightly during 2011, and were beginning to show an upward trend. Moderate rate increases continued to be implemented in the personal lines of business, most notably in personal property exposures. The commercial lines of business remained very competitive; however, for the first time in six years, small rate increases were being obtained on most accounts and lines of business. The unusually severe weather experienced during 2011 was not expected to have a significant impact on commercial lines rate levels in 2012; however, rate levels were expected to continue to improve steadily throughout the year and into 2013.

Premiums earned for the property and casualty insurance segment increased 5.2 percent to $321,649,000 in 2011 from $305,647,000 in 2010. This growth was primarily attributed to an increase in policy retention, rate and exposure increases and, to a lesser extent, an increase in policy counts in both the commercial and personal lines of business. Premium income for both 2011 and 2010 was negatively impacted by return premiums resulting from audits of policyholders' insured exposures; however, the amount of premiums returned in 2011 was much less than the amount returned in 2010. Premium income for 2011 was also negatively impacted by $964,000 of additional premiums ceded to outside reinsurance companies to reinstate the property and casualty insurance segment's share of the pool's catastrophe reinsurance protection as a result of the severe tornado losses in the second quarter. Renewal business premium increased approximately seven percent during 2011 compared to 2010; however, new business premium was down slightly. The overall policy retention rate increased to approximately 88 percent from 86 percent in 2010. Premium rates continued to improve in the personal lines of business during 2011, but the commercial lines of business, which accounted for more than 80 percent of the property and casualty insurance segment's premium income, remained very competitive. While the overall rate level of the commercial lines of business remained relatively steady during 2011, the pool participants were able to begin implementing some small rate increases for the first time since 2005.

Premiums earned for the reinsurance segment increased 13.5 percent to $94,753,000 in 2011 from $83,475,000 in 2010. This increase was primarily attributed to increased participation in the MRB pool (from an approximate one-fifth share in 2010 to a one-fourth share in 2011), an increase in facility business (includes reinsurance business from small to mid-size insurance companies, and new property business in central and eastern Europe) and an increase in reinstatement premium income. The reinsurance segment benefited from a small decline in the cost of the excess of loss reinsurance protection provided by Employers Mutual (from 10.5 percent in 2010 to 10.0 percent in 2011); however, this benefit was offset by additional reinsurance premiums paid to Employers Mutual to provide reinsurance protection on the direct reinsurance business written outside the quota share agreement. Due to the mild 2010 hurricane season and a recovery in the reinsurance industry's capital level, premium rate levels declined slightly during the January 1, 2011 renewal season. However, the market subsequently trended higher due to the number of severe catastrophic events that occurred in 2011 (including the Japan earthquake and tsunami, and the unprecedented number of severe tornadoes in the United States during the second quarter), and this improved pricing continued through the January 1, 2012 renewal season.

Under the terms of the quota share agreement, the reinsurance subsidiary receives reinstatement premium income that is collected by Employers Mutual from the ceding companies when coverage is reinstated after a loss event; however, the cap on losses assumed per event contained in the excess of loss agreement is automatically reinstated without cost to the reinsurance subsidiary. The reinsurance subsidiary recognized approximately $3,139,000 of reinstatement premium income during 2011 (net amount after 10 percent was ceded back to Employers Mutual under the terms of the excess of loss agreement).

Effective January 1, 2011, Country Mutual Insurance Company (Country Mutual) discontinued its participation in the MRB pool. As a result, Employers Mutual became a one-fourth participant in the MRB pool, up from its previous approximate one-fifth participation. In connection with Employers Mutual's increased participation in the MRB pool, the reinsurance subsidiary recorded a $1,023,000 portfolio adjustment increase in written premiums in the first quarter of 2011 that offset a corresponding increase in unearned premium. The reinsurance subsidiary ceded ten percent of this amount ($102,000) to Employers Mutual for the cost of the excess of loss reinsurance protection and recognized $399,000 of commission allowance to compensate Country Mutual for the acquisition costs incurred to generate this business.

Losses and settlement expenses

Losses and settlement expenses increased 34.7 percent to $342,974,000 in 2011 from $254,641,000 in 2010, and the loss and settlement expense ratio increased to 82.4 percent in 2011 from 65.4 percent in 2010. The ratio for 2010 reflected a reduction of 1.6 percentage points associated with the reclassification of $6,065,000 from IBNR reserves to contingent commission reserves in the reinsurance segment. The large increase in the 2011 loss and settlement expense ratio was primarily attributed to a record amount of catastrophe and storm losses, which totaled $80,331,000 ($4.04 per share after tax), compared to $42,144,000 ($2.10 per share after tax) in 2010. Catastrophe and storm losses accounted for 19.3 percentage points of the loss and settlement expense ratio in 2011, which was significantly higher than the 10.8 percentage points reflected in the 2010 ratio, and the 10-year (2001 through 2010) historical average of approximately 8.0 percentage points. The increase in the 2011 loss and settlement expense ratio also reflected a significant decline in the amount of favorable development experienced on prior years' reserves. The actuarial analysis of the Company's carried reserves as of December 31, 2011 indicated that the level of reserve adequacy was consistent with other recent evaluations. From management's perspective, this measure is more relevant to an understanding of the Company's results of operations than the composition of the underwriting results between the current and prior accident years.

The loss and settlement expense ratio for the property and casualty insurance segment increased to 78.2 percent in 2011 from 68.1 percent in 2010. The increase in the 2011 ratio was primarily attributed to a record amount of catastrophe and storm losses, which totaled $52,448,000, compared to $33,062,000 in 2010. Catastrophe and storm losses accounted for 16.3 percentage points of the 2011 loss and settlement expense ratio, which was significantly higher than the 10.8 percentage points reflected in the 2010 ratio, and the 10-year (2001 through 2010) historical average of 7.8 percentage points. The property and casualty insurance segment continued to experience favorable development on prior years' reserves during 2011, but the amount was substantially less than the amount reported in 2010. The decline in favorable development was largely attributed to a decline in the amount of favorable development experienced with the final settlement of prior accident years' claims and less favorable IBNR emergence. Development amounts can vary significantly from year to year depending on a number of factors, including the number of claims settled and the settlement terms, and should therefore not be considered a reliable factor in assessing the adequacy of carried reserves.

The loss and settlement expense ratio for the reinsurance segment increased to 96.6 percent in 2011 from 55.7 percent in 2010. The ratio for 2010 reflected a reduction of 7.3 percentage points associated with the reclassification of $6,065,000 from IBNR reserves to contingent commission reserves. The increase in the 2011 ratio was primarily attributed to a significant increase in catastrophe and storm losses and a decline in the amount of favorable development experienced on prior years' reserves (excluding the reclassification of the IBNR reserves). During 2011, the reinsurance subsidiary experienced an unprecedented five events with losses greater than the $3,000,000 retention amount contained in the excess of loss agreement. Total losses from these five events were estimated at $31,500,000, with $15,000,000 retained by the reinsurance subsidiary and the remaining $16,500,000 ceded to Employers Mutual. The reinsurance subsidiary continued to experience favorable development on prior years' reserves in 2011. The amount reported for 2010 included $6,065,000 of favorable development resulting from the previously noted reclassification of IBNR reserves to contingent commissions, which had no impact on operating income. The HORAD book of business (which accounted for almost all of the favorable reserve development) experienced uncharacteristic adverse development on the 2010 catastrophe excess and property pro rata lines of business. The MRB book of business experienced little development in 2011.

Acquisition and other expenses

Acquisition and other expenses decreased 4.5 percent to $137,089,000 in 2011 from $143,533,000 in 2010. The acquisition expense ratio decreased to 32.9 percent in 2011 from 36.9 percent in 2010. The ratio for 2010 reflected an increase of 1.6 percentage points associated with the reclassification of $6,065,000 from IBNR reserves to contingent commission reserves in the reinsurance segment.

For the property and casualty insurance segment, the acquisition expense ratio decreased to 36.2 percent in 2011 from 38.2 percent in 2010. This decrease was primarily attributed to declines in policyholder dividend expense and agents' contingent commissions, both of which reflect the deterioration in 2011 underwriting results. Growth in premium revenue, coupled with continued careful oversight of general administrative costs, also contributed to the decline in the 2011 ratio.

For the reinsurance segment, the acquisition expense ratio decreased to 21.6 percent in 2011 from 32.1 percent in 2010. The ratio for 2010 reflected an increase of 7.3 percentage points associated with the reclassification of $6,065,000 from IBNR reserves to contingent commission reserves. Excluding this one-time adjustment, the decrease in the 2011 ratio was primarily attributed to a decline in contingent commissions on the MRB book of business, as well as the growth in premium revenue. Partially offsetting the decline in contingent commissions was $399,000 of commission expense recorded in conjunction with Country Mutual's withdrawal from the MRB pool. However, a portion of these commissions were capitalized as part of the deferred policy acquisition cost asset (to be expensed as the related premiums were earned), resulting in an immediate expense recognition of approximately $181,000 during the first quarter of 2011.

Investment results

Net investment income decreased 6.8 percent to $46,111,000 in 2011 from $49,489,000 in 2010. This decrease was primarily attributed to the low interest rate environment that had existed for the past several years. During this time period, available cash flow was invested in fixed maturity securities with progressively lower yields, resulting in a persistent decline in the annualized yield of the fixed maturity portfolio. The average coupon on the fixed maturity portfolio had declined to 4.58 percent at December 31, 2011, compared to 4.98 percent and 5.27 percent at December 31, 2010 and 2009, respectively. Also contributing to the decline in investment income was a decrease in the par value of the fixed maturity portfolio, which resulted from claim payments associated with the record catastrophe losses experienced during 2011. The effective duration of the Company's fixed maturity portfolio was 4.65 years at December 31, 2011, compared to 5.75 years at December 31, 2010. The Company's equity portfolio returned 4.46 percent during 2011, compared to 2.11 percent for the S&P 500. Due to the factors described above, investment income was projected to decline again in 2012; however, the decline was expected to be less than the decline experienced in 2011.

The Company reported a net realized investment gain of $9,303,000 in 2011 compared to $3,869,000 in 2010. The large amount of realized investment gain for 2011 resulted from first quarter activity in the equity portfolio, when market prices were at elevated levels. "Other-than-temporary" impairment losses totaled $5,960,000 during 2011 compared to $2,384,000 in 2010. The impairment losses in 2011 were recognized on four residential mortgage-backed securities (all resulting from an intent to sell) and 36 equity securities, while the impairment losses in 2010 were recognized on two residential mortgage-backed securities ($121,000 associated with credit loss on one security, and $83,000 associated with management's intent to sell another security) and 23 equity securities.

Other expense

Other expense increased 53.5 percent to $2,673,000 in 2011 from $1,741,000 in 2010. This increase was attributed to changes in the amount of foreign currency exchange gains and losses recognized on the reinsurance segment's foreign currency denominated reinsurance business. During 2011, the reinsurance segment had a foreign currency exchange loss of $592,000, compared to a foreign currency exchange gain of $346,000 in 2010.

Income tax

The Company had an income tax benefit of $8,255,000 in 2011 compared to income tax expense of $11,099,000 in 2010. The effective tax rate for 2011 was 75.1 percent compared to 26.1 percent in 2010. Note that the 2011 effective tax rate was based on tax benefits relative to pre-tax losses, thus an effective tax rate larger than the United States federal corporate tax rate of 35 percent was indicative of a favorable or "low" effective tax rate. The "low" effective tax rate for 2011 primarily reflected a small amount of pre-tax loss relative to the amount of tax-exempt interest income earned. The effective tax rate for 2010 was elevated by 1.9 percentage points due to the impact of tax law changes signed into law during the first quarter of 2010 in connection with the passage of the Patient Protection and Affordable Care Act (H.R. 3590) and the follow-up Health Care and Education Reconciliation Act of 2010 (H.R. 4872) (the "Acts"). In accordance with these Acts, beginning in 2013 the Company will no longer be able to claim a tax deduction for drug expenses that are reimbursed under the Medicare Part D retiree drug subsidy program. Although this tax change did not take effect until 2013, the Company was required to recognize the financial impact of the change beginning in the period in which the Acts were signed. As a result of the Acts, the Company recognized a decrease in its deferred tax asset of $794,000 during the first quarter of 2010.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Liquidity is a measure of a company's ability to generate sufficient cash flows to meet cash obligations. The Company had positive cash flows from operations of $55,038,000 in 2012, $11,765,000 in 2011 and $30,322,000 in 2010. The Company typically generates substantial positive cash flows from operations because cash from premium payments is generally received in advance of cash payments made to settle claims. These positive cash flows provide the foundation of the Company's asset/liability management program and are the primary drivers of the Company's liquidity. The Company invests in high quality, liquid securities to match the anticipated payments of losses and settlement expenses of the underlying insurance policies. Because the timing of the losses is uncertain, the majority of the portfolio is maintained in short to intermediate maturity securities that can be easily liquidated or that generate adequate cash flow to meet liabilities.

The Company is a holding company whose principal asset is its investment in its property and casualty insurance subsidiaries and its reinsurance subsidiary ("insurance subsidiaries"). As a holding company, the Company is dependent upon cash dividends from its insurance subsidiaries to meet all its obligations, including cash dividends to stockholders and the funding of the Company's stock repurchase programs. State insurance regulations restrict the maximum amount of dividends insurance companies can pay without prior regulatory approval. See note 6 of Notes to Consolidated Financial Statements for additional information regarding dividend restrictions. The maximum amount of dividends that the insurance subsidiaries can pay to the Company in 2013 without prior regulatory approval is approximately $38,839,000. The Company received $12,050,000, $10,000,000 and $17,000,000 of dividends from its insurance subsidiaries and paid cash dividends to its stockholders totaling $10,439,000, $9,941,000 and $9,512,000 in 2012, 2011 and 2010, respectively.

The Company's insurance subsidiaries must maintain adequate liquidity to ensure that their cash obligations are met; however, because of the property and casualty insurance subsidiaries' participation in the pooling agreement and the reinsurance subsidiary's participation in the quota share agreement, they do not have the daily liquidity concerns normally associated with an insurance company. This is because under the terms of the pooling and quota share agreements, Employers Mutual receives all premiums and pays all losses and expenses associated with the insurance business produced by the pool participants and the assumed reinsurance business ceded to the Company's reinsurance subsidiary, and then settles inter-company balances generated by these transactions with the participating companies on a monthly (pool participants) or quarterly (reinsurance subsidiary) basis. Prior to the second quarter of 2011, all inter-company balances were settled on a quarterly basis.

At the insurance subsidiary level, the primary sources of cash are premium income, investment income and proceeds from called or matured investments. The principal outflows of cash are payments of claims, commissions, premium taxes, operating expenses, income taxes, dividends, interest and principal payments on debt, and investment purchases. Cash outflows vary because of uncertainties regarding settlement dates for unpaid losses and the potential for large losses, either individually or in the aggregate. Accordingly, the insurance subsidiaries maintain investment and reinsurance programs intended to provide adequate funds to pay claims without forced sales of investments. In addition, the insurance subsidiaries have access to a line of credit maintained by Employers Mutual with the Federal Home Loan Bank to provide additional liquidity if needed. Beginning in 2012, the insurance subsidiaries also have the ability to borrow funds on a short-term basis (180 days) from Employers Mutual and its subsidiaries and affiliate under a newly implemented inter-company loan agreement.

The Company maintains a portion of its investment portfolio in relatively short-term and highly liquid investments to ensure the availability of funds to pay claims and expenses. A variety of maturities are maintained in the Company's investment portfolio to assure adequate liquidity. The maturity structure of the fixed maturity portfolio is also established by the relative attractiveness of yields on short, intermediate and long-term securities. The Company does not invest in high-yield, non-investment grade debt securities. Any non-investment grade securities held by the Company are the result of rating downgrades subsequent to their purchase.

The Company invests for the long term and generally purchases fixed maturity securities with the intent to hold them to maturity. Despite this intent, the Company currently classifies purchases of fixed maturity securities as available-for-sale to provide flexibility in the management of its investment portfolio. At December 31, 2012 and 2011, the Company had net unrealized holding gains, net of deferred taxes, on its fixed maturity securities available-for-sale of $51,318,000 and $37,872,000, respectively. The fluctuation in the fair value of these investments is primarily due to changes in the interest rate environment during this time period, but also reflects fluctuations in risk premium spreads over U.S. Treasuries. Since the Company does not actively trade in the bond market, such fluctuations in the fair value of these investments are not expected to have a material impact on the operations of the Company, as forced liquidations of investments are not anticipated. The Company closely monitors the bond market and makes appropriate adjustments in its portfolio as conditions warrant.

The majority of the Company's assets are invested in fixed maturity securities. These investments provide a substantial amount of investment income that supplements underwriting results and contributes to net earnings. As these investments mature, or are called, the proceeds are reinvested at current interest rates, which may be higher or lower than those now being earned; therefore, more or less investment income may be available to contribute to net earnings. Due to the declining interest rate environment, proceeds from calls and maturities in recent years have been reinvested at lower yields, which has negatively impacted current investment income.

The Company held $863,000 and $15,000 in minority ownership interests in limited partnerships and limited liability companies at December 31, 2012 and 2011, respectively. The Company does not hold any other unregistered securities.

The Company's cash balance was $330,000 and $255,000 at December 31, 2012 and 2011, respectively.

Employers Mutual contributed $15,000,000, $17,400,000 and $26,000,000 to its qualified pension plan in 2012, 2011 and 2010, respectively, and plans to contribute approximately $15,000,000 to the qualified pension plan in 2013. The Company reimbursed Employers Mutual $4,589,000, $5,348,000 and $7,973,000 for its share of the pension contributions in 2012, 2011 and 2010, respectively. Employers Mutual contributed $1,500,000, $8,000,000 and $2,480,000 to its postretirement benefit plans in 2012, 2011 and 2010, respectively, and expects to contribute approximately $4,000,000 to the postretirement benefit plans in 2013. The Company reimbursed Employers Mutual $434,000, $2,244,000 and $697,000 for its share of the postretirement benefit plan contributions in 2012, 2011 and 2010, respectively.

Capital Resources

Capital resources consist of stockholders' equity and debt, representing funds deployed or available to be deployed to support business operations. For the Company's insurance subsidiaries, capital resources are required to support premium writings. Regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to its statutory surplus should not exceed three to one. All of the Company's property and casualty insurance subsidiaries were well under this guideline at December 31, 2012.

The Company's insurance subsidiaries are required to maintain a certain minimum level of surplus on a statutory basis, and are subject to regulations under which the payment of dividends from statutory surplus is restricted and may require prior approval of their domiciliary insurance regulatory authorities. The Company's insurance subsidiaries are also subject to annual Risk Based Capital (RBC) requirements that may further impact their ability to pay dividends. RBC requirements attempt to measure minimum statutory capital needs based upon the risks in a company's mix of products and investment portfolio. At December 31, 2012, the Company's insurance subsidiaries had total adjusted statutory capital well in excess of the minimum RBC requirement.

The Company's total cash and invested assets at December 31, 2012 and 2011 are summarized as follows:

($ in thousands)	December 31, 2012 Amortized cost	Fair value	Percent of total fair value	Carrying value
Fixed maturity securities available-for-sale	$ 920,844	$ 999,795	83.7 %	$ 999,795
Equity securities available-for-sale	111,852	140,294	11.8	140,294
Cash	330	330	-	330
Short-term investments	53,419	53,419	4.5	53,419
Other long-term investments	863	863	-	863
	$ 1,087,308	$ 1,194,701	100.0 %	$ 1,194,701

($ in thousands)	December 31, 2011 Amortized cost	Fair value	Percent of total fair value	Carrying value
Fixed maturity securities available-for-sale	$ 899,940	$ 958,204	86.1 %	$ 958,204
Equity securities available-for-sale	90,866	111,300	10.0	111,300
Cash	255	255	-	255
Short-term investments	42,629	42,629	3.9	42,629
Other long-term investments	14	14	-	14
	$ 1,033,704	$ 1,112,402	100.0 %	$ 1,112,402

The amortized cost and estimated fair value of fixed maturity and equity securities at December 31, 2012 were as follows:

($ in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury	$ 4,698	$ 287	$ -	$ 4,985
US government-sponsored agencies	159,548	3,229	334	162,443
Obligations of states and political subdivisions	335,188	35,776	2	370,962
Commercial mortgage-backed	69,952	10,413	16	80,349
Residential mortgage-backed	46,287	1,777	274	47,790
Other asset-backed	9,721	1,566	-	11,287
Corporate	295,450	26,775	246	321,979
Total fixed maturity securities	920,844	79,823	872	999,795
Equity securities:				
Common stocks:				
Financial services	14,497	3,630	34	18,093
Information technology	12,331	4,723	128	16,926
Healthcare	14,824	4,200	-	19,024
Consumer staples	12,020	1,593	3	13,610
Consumer discretionary	10,830	6,261	-	17,091
Energy	14,630	4,800	-	19,430
Industrials	7,639	936	-	8,575
Other	16,749	2,215	283	18,681
Non-redeemable preferred stocks	8,332	648	116	8,864
Total equity securities	111,852	29,006	564	140,294
Total securities available-for-sale	$ 1,032,696	$108,829	$ 1,436	$ 1,140,089

The Company's property and casualty insurance subsidiaries have $25,000,000 of surplus notes issued to Employers Mutual at an interest rate of 3.60 percent. The Inter-Company Committees of the boards of directors of the Company and Employers Mutual approved a decrease in the interest rate on the outstanding notes to 1.35 percent effective February 1, 2013, subject to regulatory approval. Reviews of the interest rate are conducted by the Inter-Company Committees every five years, with the next review due in 2018. Payments of interest and repayments of principal can only be made out of the applicable subsidiary's statutory surplus and is subject to prior approval by the insurance commissioner of the respective states of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the applicable insurance subsidiaries. Total interest expense incurred on these surplus notes was $900,000 in each of the years 2012, 2011 and 2010. At December 31, 2012, the Company's property and casualty insurance subsidiaries had received approval for the payment of interest accrued on the surplus notes during 2012.

As of December 31, 2012, the Company had no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Employers Mutual collects from agents, policyholders and ceding companies all premiums associated with the insurance business produced by the pool participants and the assumed reinsurance business ceded to the reinsurance subsidiary. Employers Mutual settles with the pool participants (monthly) and the reinsurance subsidiary (quarterly) the premiums written from these insurance policies and reinsurance contracts, providing full credit for the premiums written during the period (not just the collected portion). Due to this arrangement, and since a significant portion of these premium balances are collected over the course of the coverage period, Employers Mutual carries a substantial receivable balance for insurance and reinsurance premiums in process of collection. Any of these receivable amounts that are ultimately deemed to be uncollectible are charged-off by Employers Mutual and the expense is charged to the reinsurance subsidiary or allocated to the pool members on the basis of pool participation. As a result, the Company has an off-balance sheet arrangement with an unconsolidated entity that results in a credit-risk exposure (Employers Mutual's insurance and reinsurance premium receivable balances) that is not reflected in the Company's financial statements. The average annual expense for such charge-offs allocated to the Company over the past ten years is $325,000. Based on this historical data, this credit-risk exposure is not considered to be material to the Company's results of operations or financial position, and accordingly, no loss contingency liability has been recorded.

Investment Impairments and Considerations

The Company recorded "other-than-temporary" investment impairment losses totaling $186,000 on four equity securities during 2012, compared to $5,960,000 on 36 equity securities and four residential mortgage-backed securities (all resulting from an intent to sell) during 2011.

The Company has no direct exposure to sub-prime residential lending, and holds no sub-prime residential collateralized debt obligations or sub-prime collateralized mortgage obligations. The Company does have indirect exposure to sub-prime residential lending markets as it has significant holdings of government agency securities, prime and Alt-A collateralized mortgage obligations, as well as fixed maturity and equity securities in both the banking and financial services sectors. While these holdings do not include companies engaged in originating residential lending as their primary business, they do include companies that may be indirectly engaged in this type of lending.

The Company has no direct exposure to European sovereign debt, but does have indirect exposure to European sovereign debt through its holdings of dollar-denominated fixed maturity securities issued by European-based financial institutions. This includes (at par value) $8,000,000 from Great Britain, $14,500,000 from Switzerland, and $4,750,000 from Germany.

At December 31, 2012, the Company had unrealized losses on available-for-sale securities as presented in the table below. The estimated fair value is based on quoted market prices, where available. In cases where quoted market prices are not available, fair values are based on a variety of valuation techniques depending on the type of security. None of these securities are considered to be in concentrations by either security type or industry. The Company uses several factors to determine whether the carrying value of an individual security has been "other-than-temporarily" impaired. Such factors include, but are not limited to, the security's value and performance in the context of the overall markets, length of time and extent the security's fair value has been below carrying value, key corporate events and collateralization of fixed maturity securities. Based on these factors, the absence of management's intent to sell these securities prior to recovery or maturity, and the fact that management does not anticipate that it will be forced to sell these securities prior to recovery or maturity, it was determined that the carrying value of these securities were not "other-than-temporarily" impaired at December 31, 2012. Risks and uncertainties inherent in the methodology utilized in this evaluation process include interest rate risk, equity price risk, and the overall performance of the economy, all of which have the potential to adversely affect the value of the Company's investments. Should a determination be made at some point in the future that these unrealized losses are "other-than-temporary", the Company's earnings would be reduced by approximately $933,000, net of tax; however, the Company's financial position would not be affected because unrealized losses on available-for-sale securities are reflected in the Company's financial statements as a component of stockholders' equity, net of deferred taxes.

Following is a schedule of the length of time securities have continuously been in an unrealized loss position as of December 31, 2012.

	Less than twelve months		Twelve months or longer		Total	
($ in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Fixed maturity securities:						
U.S. government-sponsored agencies	$ 33,950	$ 334	$ -	$ -	$ 33,950	$ 334
Obligations of states and political subdivisions	3,234	2	-	-	3,234	2
Commercial mortgage-backed	3,773	16	-	-	3,773	16
Residential mortgage-backed	5,304	274	-	-	5,304	274
Corporate	17,568	246	-	-	17,568	246
Subtotal, fixed maturity securities	63,829	872	-	-	63,829	872
Equity securities:						
Common stocks:						
Financial services	881	34	-	-	881	34
Information technology	1,435	128	-	-	1,435	128
Consumer staples	90	3	-	-	90	3
Other	2,404	283	-	-	2,404	283
Non-redeemable preferred stocks	-	-	1,884	116	1,884	116
Subtotal, equity securities	4,810	448	1,884	116	6,694	564
Total temporarily impaired securities	$ 68,639	$ 1,320	$ 1,884	$ 116	$ 70,523	$ 1,436

Following is a schedule of the maturity dates of the fixed maturity securities presented in the above table.

($ in thousands)	Book value	Fair value	Gross unrealized loss
Due in one year or less	$ -	$ -	$ -
Due after one year through five years	1,951	1,951	-
Due after five years through ten years	5,978	5,937	41
Due after ten years	47,405	46,864	541
Mortgage-backed securities	9,367	9,077	290
	$ 64,701	$ 63,829	$ 872

The Company does not purchase non-investment grade securities. Any non-investment grade securities held are the result of rating downgrades that occurred subsequent to their purchase. At December 31, 2012, non-investment grade fixed maturity securities held by the Company included eleven securities, ten of which were residential mortgage-backed securities. None of these securities were in an unrealized loss position at December 31, 2012.

Following is a schedule of gross realized losses recognized in 2012 from the sale of securities and from "other-than-temporary" investment impairments. The schedule is aged according to the length of time the underlying securities were in an unrealized loss position. This schedule does not include realized losses stemming from corporate actions such as calls, pay-downs, redemptions, etc.

	Realized losses from sales			"Other-than-temporary" impairment losses	Total gross realized losses
($ in thousands)	Book value	Sales price	Gross realized losses		
Fixed maturity securities:					
Three months or less	$ -	$ -	$ -	$ -	$ -
Over three months to six months	-	-	-	-	-
Over six months to nine months	-	-	-	-	-
Over nine months to twelve months	-	-	-	-	-
Over twelve months	509	499	10	-	10
	$ 509	$ 499	$ 10	$ -	$ 10
Equity securities:					
Three months or less	$ 26,434	$ 24,183	$ 2,251	$ 149	$ 2,400
Over three months to six months	2,092	1,794	298	37	335
Over six months to nine months	-	-	-	-	-
Over nine months to twelve months	137	120	17	-	17
Over twelve months	-	-	-	-	-
	$ 28,663	$ 26,097	$ 2,566	$ 186	$ 2,752

LEASES, COMMITMENTS AND CONTINGENT LIABILITIES

The following table reflects the Company's contractual obligations as of December 31, 2012. Included in the table are the estimated payments that the Company expects to make in the settlement of its loss and settlement expense reserves and with respect to its long-term debt. One of the Company's property and casualty insurance subsidiaries leases office facilities in Bismarck, North Dakota with lease terms expiring in 2014. Employers Mutual has entered into various leases for branch and service office facilities with lease terms expiring through 2021. All of these lease costs are included as expenses under the pooling agreement. Included in the following table is the Company's current 30.0 percent aggregate participation percentage of all operating lease obligations of the parties to the pooling agreement.

	Payments due by period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Contractual obligations	($ in thousands)				
Loss and settlement expense reserves (1)	$ 583,097	$ 230,396	$ 216,838	$ 79,182	$ 56,681
Long-term debt (2)	25,000	-	-	-	25,000
Interest expense on long-term debt (3)	3,984	900	722	675	1,687
Real estate operating leases	7,602	1,328	2,454	1,811	2,009
Total	$ 619,683	$ 232,624	$ 220,014	$ 81,668	$ 85,377

(1) The amounts presented are estimates of the dollar amounts and time periods in which the Company expects to pay out its gross loss and settlement expense reserves. These amounts are based on historical payment patterns and do not represent actual contractual obligations. The actual payment amounts and the related timing of those payments could differ significantly from these estimates.

(2) Long-term debt reflects the surplus notes issued by the Company's property and casualty insurance subsidiaries to Employer Mutual, which have no maturity date. Excluded from long-term debt are pension and other postretirement benefit obligations.

(3) Interest expense on long-term debt reflects the interest expense on the surplus notes issued by the Company's property and casualty insurance subsidiaries to Employers Mutual. The interest rate on the surplus notes is subject to change every five years (rate was decreased to 1.35 percent effective February 1, 2013, with the next review scheduled for 2018). Interest payments on the surplus notes are subject to prior approval of the regulatory authorities of the issuing company's state of domicile. The balance shown under the heading "More than 5 years" represents estimated interest expense for years six through ten. Since the surplus notes have no maturity date and the interest rate is subject to change every five years, interest expense could be greater than the amounts shown.

The participants in the pooling agreement are subject to guaranty fund assessments by states in which they write business. Guaranty fund assessments are used by states to pay policyholder liabilities of insolvent insurers domiciled in those states. Many states allow assessments to be recovered through premium tax offsets. Estimated guaranty fund assessments of $1,016,000 and $1,039,000 have been accrued as of December 31, 2012 and 2011, respectively. Premium tax offsets of $653,000 and $666,000, which are related to prior guarantee fund payments and current assessments, have been accrued as of December 31, 2012 and 2011, respectively. The guaranty fund assessments are expected to be paid over the next two years and the premium tax offsets are expected to be realized within ten years of the payments. The participants in the pooling agreement are also subject to second-injury fund assessments, which are designed to encourage employers to employ workers with pre-existing disabilities. Estimated second-injury fund assessments of $1,579,000 and $1,873,000 have been accrued as of December 31, 2012 and 2011, respectively. The second-injury fund assessment accruals are based on projected loss payments. The periods over which the assessments will be paid is not known.

The participants in the pooling agreement have purchased annuities from life insurance companies, under which the claimant is payee, to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company's share of case loss reserves eliminated by the purchase of those annuities was $165,000 at December 31, 2012. The Company has a contingent liability for the aggregate guaranteed amount of the annuities of $239,000 at December 31, 2012 should the issuers of those annuities fail to perform. The probability of a material loss due to failure of performance by the issuers of these annuities is considered remote.

MARKET RISK

The main objectives in managing the Company's investment portfolios are to maximize after-tax investment return while minimizing risk, in order to provide maximum support for the underwriting operations. Investment strategies are developed based upon many factors including underwriting results, regulatory requirements, fluctuations in interest rates and consideration of other market risks. Investment decisions are centrally managed by investment professionals and are supervised by the investment committees of the respective boards of directors for each of the Company's subsidiaries.

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments, and is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The market risks of the financial instruments of the Company relate to the investment portfolio, which exposes the Company to interest rate (inclusive of credit spreads) and equity price risk and, to a lesser extent, credit quality and prepayment risk. Monitoring systems and analytical tools are in place to assess each of these elements of market risk; however, there can be no assurance that future changes in interest rates, creditworthiness of issuers, prepayment activity, liquidity available in the market and other general market conditions will not have a material adverse impact on the Company's results of operations, liquidity or financial position.

Interest rate risk (inclusive of credit spreads) includes the price sensitivity of a fixed maturity security to changes in interest rates, and the affect on the Company's future earnings from short-term investments and maturing long-term investments given a change in interest rates. The following table illustrates the sensitivity of the Company's portfolio of fixed maturity securities available-for-sale to hypothetical changes in market rates and prices.

($ in thousands)	Estimated fair value at December 31, 2012	Hypothetical change in interest rate (bp=basis points)	Estimated fair value after hypothetical change in interest rate	Hypothetical percentage increase (decrease) in Stockholders' Equity
Fixed maturity securities:				
U.S. treasury	$ 4,985	200 bp decrease	$ 5,296	0.05 %
		100 bp decrease	5,137	0.02
		100 bp increase	4,837	(0.02)
		200 bp increase	4,695	(0.05)
U.S. government-sponsored agencies	$ 162,443	200 bp decrease	$ 168,552	0.99 %
		100 bp decrease	165,963	0.57
		100 bp increase	151,473	(1.78)
		200 bp increase	137,962	(3.97)
Obligations of states and political subdivisions	$ 370,962	200 bp decrease	$ 404,117	5.37 %
		100 bp decrease	387,334	2.65
		100 bp increase	352,033	(3.07)
		200 bp increase	330,069	(6.63)
Commercial mortgage-backed	$ 80,349	200 bp decrease	$ 83,873	0.57 %
		100 bp decrease	82,078	0.28
		100 bp increase	78,683	(0.27)
		200 bp increase	77,076	(0.53)
Residential mortgage-backed	$ 47,790	200 bp decrease	$ 48,960	0.19 %
		100 bp decrease	48,740	0.15
		100 bp increase	45,921	(0.30)
		200 bp increase	43,390	(0.71)
Other asset-backed	$ 11,287	200 bp decrease	$ 12,460	0.19 %
		100 bp decrease	11,852	0.09
		100 bp increase	10,760	(0.09)
		200 bp increase	10,270	(0.16)
Corporate	$ 321,979	200 bp decrease	$ 355,244	5.39 %
		100 bp decrease	338,120	2.62
		100 bp increase	306,704	(2.47)
		200 bp increase	292,403	(4.79)
Total fixed maturity securities	$ 999,795	200 bp decrease	$ 1,078,502	12.75 %
		100 bp decrease	1,039,224	6.39
		100 bp increase	950,411	(8.00)
		200 bp increase	895,865	(16.84)

The Company monitors interest rate risk through an analysis of interest rate simulations, and adjusts the average duration of its fixed maturity portfolio by investing in either longer or shorter term instruments given the results of interest rate simulations and judgments of cash flow needs. The effective duration of the Company's fixed maturity portfolio at December 31, 2012 was 4.20 years.

The valuation of the Company's marketable equity portfolio is subject to equity price risk. In general, equities have more year-to-year price variability than bonds. However, returns from equity securities have been consistently higher over longer time frames. The Company invests in a diversified portfolio of readily marketable equity securities. A hypothetical 10 percent decrease in the S&P 500 index as of December 31, 2012 would result in a corresponding pre-tax decrease in the fair value of the Company's equity portfolio of approximately $13,143,000.

Fixed maturity securities held by the Company generally have an investment quality rating of "A" or better by independent rating agencies. The following table shows the composition of the Company's fixed maturity securities, by rating, as of December 31, 2012.

	Securities available-for-sale (at fair value)	
($ in thousands)	Amount	Percent
Rating:		
AAA	$ 296,157	29.6 %
AA	375,960	37.6
A	291,043	29.1
BAA	30,423	3.1
BA	3,048	0.3
B	1,743	0.2
CAA	1,122	0.1
CA	299	-
Total fixed maturities	$ 999,795	100.0 %

Ratings for preferred stocks and fixed maturity securities are assigned by nationally recognized statistical rating organizations (referred to generically as NRSROs, which includes such organizations as Moody's Investor's Services, Inc., Standard and Poor, etc.). The NRSROs' rating processes seek to evaluate the quality of a security by examining the factors that affect returns to investors. NRSROs' ratings are based on quantitative and qualitative factors, as well as the economic, social and political environment in which the issuing entity operates. For further discussion of credit risk and related topics (i.e., "other-than-temporary" impairment losses, residential mortgage-backed securities, unrealized losses in the investment portfolios, and non-investment grade securities held by the Company) see the section entitled "Investment Impairments and Considerations" within this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Municipal fixed maturity securities, including taxable, tax-exempt and pre-refunded securities, totaled $370,962,000 as of December 31, 2012. Municipal securities are well diversified between general obligation and revenue bonds, as well as geographically. The Company's credit analysis of municipal securities is predominantly based on the underlying credit quality of the obligor. Therefore, although a portion of the Company's municipal securities are guaranteed by financial guaranty insurers, reliance is placed on the underlying obligor to pay all contractual cash flows. The ratings of insured municipal securities generally reflect the rating of the underlying primary obligor. The average quality of the municipal fixed maturity securities portfolio is Aa2/AA with over 99 percent of securities rated A3/A- or higher. Approximately $92,877,000 of the Company's municipal securities have been pre-refunded, which means that funds have been set aside in escrow to satisfy the future interest and principal obligations of the securities.

Prepayment risk refers to changes in prepayment patterns that can shorten or lengthen the expected timing of principal repayments and thus the average life and the effective yield of a security. Such risk exists primarily within the portfolio of mortgage-backed securities. Prepayment risk is monitored regularly through the analysis of interest rate simulations. At December 31, 2012, the effective duration of the mortgage-backed securities is 2.6 years with an average life of 3.3 years and a yield to worst of 1.4 percent. At December 31, 2011, the effective duration of the mortgage-backed securities was 3.1 years, with an average life of 3.6 years and a yield to worst of 3.6 percent.

IMPACT OF INFLATION

Inflation has a widespread effect on the Company's results of operations, primarily through increased losses and settlement expenses. The Company considers inflation, including social inflation that reflects an increasingly litigious society and increasing jury awards, when setting loss and settlement expense reserve amounts. Premiums are also affected by inflation, although they are often restricted or delayed by competition and the regulatory rate-setting environment.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2013, the FASB updated its guidance related to the Comprehensive Income Topic 220 of the ASC. The objective of this update is to improve the reporting of reclassifications out of accumulated other comprehensive income. This updated guidance requires an entity to report the impact of the reclassified amounts on the respective line items of the statement of income if the amount is required to be reclassified in its entirety. For amounts that are not reclassified in their entirety on the statement of income in the same reporting period, cross-referencing to other existing disclosures that provide additional detail about those amounts is required. This guidance is to be applied prospectively to annual and interim reporting periods beginning after December 15, 2012. Early adoption is permitted. The Company will adopt this guidance during the first quarter of 2013. Adoption of this guidance will have no impact on the consolidated financial condition or operating results of the Company.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The information under the caption "Market Risk" in "Management's Discussion and Analysis of Financial Condition and Results of Operations", which is included in Part II, Item 7 of this Form 10-K, is incorporated herein by reference.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Management's Report on Internal Control Over Financial Reporting

The management of EMC Insurance Group Inc. and Subsidiaries is responsible for the preparation, integrity and objectivity of the accompanying Consolidated Financial Statements, as well as all other financial information in this report. The Consolidated Financial Statements and the accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles and include amounts that are based on management's estimates and judgments where necessary.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, including safeguarding of assets and reliability of financial records. The Company's internal control over financial reporting, designed by or under the supervision of management, includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. This control structure is further reinforced by a program of internal audits, including audits of the Company's decentralized branch locations, which requires responsive management action.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, adequate internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the effectiveness of the Company's internal control over financial reporting based on criteria established in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management believes that, as of December 31, 2012, the Company maintained effective internal control over financial reporting.

The Audit Committee of the Board of Directors is comprised of three outside directors who are independent of the Company's management. The Audit Committee is responsible for the selection of the independent registered public accounting firm. It meets periodically with management, the independent registered public accounting firm, and the internal auditors to ensure that they are carrying out their responsibilities. In addition to reviewing the Company's financial reports, the Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company. The independent registered public accounting firm and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

The Company's financial statements and internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm. Management has made available to Ernst & Young LLP all of the Company's financial records and related data, as well as the minutes of the stockholders' and directors' meetings. Furthermore, management believes that all representations made to Ernst & Young LLP during its audit were valid and appropriate. Their reports with respect to the fairness of presentation of the Company's financial statements and the effectiveness of the Company's internal control over financial reporting appear elsewhere in this annual report.

/s/ Bruce G. Kelley
Bruce G. Kelley
President and Chief Executive Officer

/s/ Mark E. Reese
Mark E. Reese
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
EMC Insurance Group Inc.

We have audited EMC Insurance Group Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). EMC Insurance Group Inc. and Subsidiaries' (the Company) management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, EMC Insurance Group Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of EMC Insurance Group Inc. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of EMC Insurance Group Inc. and Subsidiaries and our report dated March 12, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Des Moines, Iowa
March 12, 2013

Report of Independent Registered Public Accounting Firm
On Consolidated Financial Statements

The Board of Directors and Stockholders
EMC Insurance Group Inc.

We have audited the accompanying consolidated balance sheets of EMC Insurance Group Inc. and Subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EMC Insurance Group Inc. and Subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in response to new accounting standards, the Company changed its method of accounting for the capitalization of deferred policy acquisition costs effective January 1, 2012.

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), EMC Insurance Group Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2012, based on criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Des Moines, Iowa
March 12, 2013

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2012	2011 (As Adjusted)
ASSETS		
Investments:		
Fixed maturity securities available-for-sale, at fair value (amortized cost $920,843,939 and $899,939,616)	$ **999,794,857**	$ 958,203,576
Equity securities available-for-sale, at fair value (cost $111,851,963 and $90,866,131)	**140,293,825**	111,300,053
Other long-term investments	**863,257**	14,527
Short-term investments	**53,418,914**	42,628,926
Total investments	**1,194,370,853**	1,112,147,082
Cash	**330,392**	255,042
Reinsurance receivables due from affiliate	**34,277,728**	39,517,108
Prepaid reinsurance premiums due from affiliate	**5,195,892**	9,378,026
Deferred policy acquisition costs (all affiliated)	**34,425,593**	30,849,717
Prepaid pension benefits due from affiliate	**1,413,104**	-
Accrued investment income	**9,938,714**	10,256,499
Accounts receivable	**2,390,955**	1,644,782
Income taxes recoverable	**1,588,089**	9,670,459
Deferred income taxes	**-**	6,710,919
Goodwill	**941,586**	941,586
Other assets (affiliated $5,760,369 and $2,584,111)	**5,836,200**	2,659,942
Total assets	$ **1,290,709,106**	$ 1,224,031,162

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2012	2011 (As Adjusted)
LIABILITIES		
Losses and settlement expenses (affiliated $577,476,988 and $588,846,586)	**$ 583,096,965**	$ 593,300,247
Unearned premiums (all affiliated)	**196,215,465**	180,689,377
Other policyholders' funds (all affiliated)	**6,055,111**	5,061,160
Surplus notes payable to affiliate	**25,000,000**	25,000,000
Amounts due affiliate to settle inter-company transaction balances	**19,127,010**	21,033,627
Pension and postretirement benefits payable to affiliate	**30,714,633**	29,671,835
Deferred income taxes	**6,352,690**	-
Other liabilities (affiliated $22,794,304 and $16,744,447)	**22,938,068**	16,934,321
Total liabilities	**889,499,942**	871,690,567
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, authorized 20,000,000 shares; issued and outstanding, 12,909,457 shares in 2012 and 12,875,591 shares in 2011	**12,909,457**	12,875,591
Additional paid-in capital	**89,205,881**	88,310,632
Accumulated other comprehensive income (loss):		
Net unrealized gains on investments	**69,805,305**	51,153,622
Unrecognized pension and postretirement benefit obligations (all affiliated)	**(22,052,930)**	(23,813,112)
Total accumulated other comprehensive income	**47,752,375**	27,340,510
Retained earnings	**251,341,451**	223,813,862
Total stockholders' equity	**401,209,164**	352,340,595
Total liabilities and stockholders' equity	**$ 1,290,709,106**	$ 1,224,031,162

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,		
	2012	2011 (As Adjusted)	2010 (As Adjusted)
REVENUES			
Premiums earned (affiliated $452,334,205, $410,955,792 and $384,335,196)	**$ 458,845,999**	$ 416,402,313	$ 389,122,150
Investment income, net	**44,145,074**	46,110,925	49,489,215
Net realized investment gains, excluding impairment losses on available-for-sale securities	**8,202,651**	15,263,426	6,253,079
Total "other-than-temporary" impairment losses on available-for-sale securities	**(185,623)**	(5,874,116)	(2,263,737)
Portion of "other-than-temporary" impairment losses on fixed maturity available-for-sale securities reclassified from other comprehensive income (before taxes)	**-**	(86,017)	(120,539)
Net impairment losses on available-for-sale securities	**(185,623)**	(5,960,133)	(2,384,276)
Net realized investment gains	**8,017,028**	9,303,293	3,868,803
Other income (all affiliated)	**859,426**	828,110	783,346
Total revenues	**511,867,527**	472,644,641	443,263,514
LOSSES AND EXPENSES			
Losses and settlement expenses (affiliated $298,798,399, $338,658,534 and $252,186,372)	**303,387,715**	342,974,437	254,640,519
Dividends to policyholders (all affiliated)	**8,630,580**	5,255,568	8,013,843
Amortization of deferred policy acquisition costs (affiliated $82,539,551, $75,900,854 and $71,342,879)	**84,274,773**	77,318,057	72,645,370
Other underwriting expenses (affiliated $60,981,322, $54,541,637 and $62,965,590)	**60,918,591**	54,515,442	62,873,830
Interest expense (all affiliated)	**900,000**	900,000	900,000
Other expense (affiliated $2,044,343, $2,830,745 and $1,822,758)	**2,122,254**	2,672,654	1,741,270
Total losses and expenses	**460,233,913**	483,636,158	400,814,832
Income (loss) before income tax expense (benefit)	**51,633,614**	(10,991,517)	42,448,682
INCOME TAX EXPENSE (BENEFIT)			
Current	**11,594,581**	(9,818,259)	7,291,068
Deferred	**2,072,604**	1,564,021	3,809,043
Total income tax expense (benefit)	**13,667,185**	(8,254,238)	11,100,111
Net income (loss)	**$ 37,966,429**	$ (2,737,279)	$ 31,348,571
Net income (loss) per common share -basic and diluted	**$ 2.95**	$ (0.21)	$ 2.40
Average number of common shares outstanding -basic and diluted	**12,886,667**	12,912,718	13,038,263

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31,		
	2012	2011 (As Adjusted)	2010 (As Adjusted)
Net income (loss)	**$ 37,966,429**	$ (2,737,279)	$ 31,348,571
OTHER COMPREHENSIVE INCOME (LOSS)			
Change in unrealized holding gains on investment securities, net of deferred income tax expense of $12,849,174, $10,712,640 and $6,036,247	**23,862,752**	19,894,900	11,210,173
Reclassification adjustment for realized investment gains included in net income (loss), net of income tax (expense) of ($2,805,959), ($3,286,258) and ($1,396,270)	**(5,211,069)**	(6,103,052)	(2,593,072)
Change in unrealized holding gains (losses) on fixed maturity securities with "other-than-temporary" impairment, net of deferred income tax expense (benefit) of $0, $7,507 and ($23,345)	**-**	13,941	(43,356)
Reclassification adjustment for realized investment losses from fixed maturity securities with "other-than-temporary" impairment included in net income (loss), net of income tax benefit of $0, $30,106 and $42,188	**-**	55,911	78,351
Change in funded status of affiliate's pension and postretirement benefit plans, net of deferred income tax expense (benefit) of $947,790, ($5,932,055) and ($112,514):			
Net actuarial gain (loss)	**1,372,617**	(10,734,397)	65,206
Prior service cost (credit)	**387,565**	(282,280)	(274,157)
Total change in funded status of affiliate's pension and postretirement benefit plans	**1,760,182**	(11,016,677)	(208,951)
Other comprehensive income	**20,411,865**	2,845,023	8,443,145
Total comprehensive income	**$ 58,378,294**	$ 107,744	$ 39,791,716

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total stockholders' equity
Balance at December 31, 2009, as previously reported	$ 13,114,481	$ 92,804,282	$ 16,052,342	$ 220,446,580	$ 342,417,685
Adjustment for retrospective adoption of ASC Topic 944 accounting for costs associated with acquiring or renewing insurance contracts				(5,790,333)	(5,790,333)
Balance at January 1, 2010, as adjusted	13,114,481	92,804,282	16,052,342	214,656,247	336,627,352
Issuance of common stock through affiliate's stock plans	57,597	1,048,008			1,105,605
Repurchase of common stock	(244,400)	(5,052,137)			(5,296,537)
Increase resulting from stock-based compensation expense associated with affiliate's stock plans allocated to the Company		137,141			137,141
Change in unrealized gains on investment securities, net of deferred income taxes			8,617,101		8,617,101
Change in unrealized gains on fixed maturity securities with "other-than-temporary" impairment, net of deferred income taxes			34,995		34,995
Change in funded status of affiliate's pension and postretirement benefit plans, net of deferred income taxes			(208,951)		(208,951)
Net income, as adjusted				31,348,571	31,348,571
Dividends paid to public stockholders ($.73 per share)				(3,783,428)	(3,783,428)
Dividends paid to affiliate ($.73 per share)				(5,728,932)	(5,728,932)
Balance at December 31, 2010, as adjusted	12,927,678	88,937,294	24,495,487	236,492,458	362,852,917

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total stockholders' equity
Balance at December 31, 2010, as adjusted	$ 12,927,678	$ 88,937,294	$ 24,495,487	$ 236,492,458	$ 362,852,917
Issuance of common stock through affiliate's stock plans	46,113	928,380			974,493
Repurchase of common stock	(98,200)	(1,751,696)			(1,849,896)
Increase resulting from stock-based compensation expense associated with affiliate's stock plans allocated to the Company		196,654			196,654
Change in unrealized gains on investment securities, net of deferred income taxes			13,791,848		13,791,848
Change in unrealized gains on fixed maturity securities with "other-than-temporary" impairment, net of deferred income taxes			69,852		69,852
Change in funded status of affiliate's pension and postretirement benefit plans, net of deferred income taxes			(11,016,677)		(11,016,677)
Net loss, as adjusted				(2,737,279)	(2,737,279)
Dividends paid to public stockholders ($.77 per share)				(3,898,471)	(3,898,471)
Dividends paid to affiliate ($.77 per share)				(6,042,846)	(6,042,846)
Balance at December 31, 2011, as adjusted	12,875,591	88,310,632	27,340,510	223,813,862	352,340,595
Issuance of common stock through affiliate's stock plans	**33,866**	**657,686**			**691,552**
Increase resulting from stock-based compensation expense associated with affiliate's stock plans allocated to the Company		**237,563**			**237,563**
Change in unrealized gains on investment securities, net of deferred income taxes			**18,651,683**		**18,651,683**
Change in funded status of affiliate's pension and postretirement benefit plans, net of deferred income taxes			**1,760,182**		**1,760,182**
Net income				**37,966,429**	**37,966,429**
Dividends paid to public stockholders ($.81 per share)				**(4,082,080)**	**(4,082,080)**
Dividends paid to affiliate ($.81 per share)				**(6,356,760)**	**(6,356,760)**
Balance at December 31, 2012	**$ 12,909,457**	**$ 89,205,881**	**$ 47,752,375**	**$ 251,341,451**	**$ 401,209,164**

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2012	2011 (As Adjusted)	2010 (As Adjusted)
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$ 37,966,429**	$ (2,737,279)	$ 31,348,571
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Losses and settlement expenses (affiliated ($11,369,598), $35,721,403 and ($662,587))	**(10,203,282)**	37,159,291	(10,621)
Unearned premiums (all affiliated)	**15,526,088**	12,793,258	8,410,023
Other policyholders' funds due to affiliate	**993,951**	(3,254,591)	397,086
Amounts due affiliate to settle inter-company transaction balances	**(1,906,617)**	2,652,814	4,892,089
Net pension and postretirement benefits payable to affiliate	**2,337,666**	(2,569,912)	(3,205,170)
Reinsurance receivables due from affiliate	**5,239,380**	(9,260,522)	287,972
Prepaid reinsurance premiums due from affiliate	**4,182,134**	152,400	(4,418,040)
Commission payable (affiliated $2,606,348, ($5,326,118) and $4,923,984)	**2,586,605**	(5,231,377)	4,927,212
Deferred policy acquisition costs (all affiliated)	**(3,575,876)**	(2,170,016)	(937,278)
Stock-based compensation payable to affiliate	**239,784**	190,032	136,599
Accrued investment income	**317,785**	669,355	156,278
Accrued income tax:			
Current	**8,080,149**	(7,312,973)	(7,839,082)
Deferred	**2,072,604**	1,564,021	3,809,043
Realized investment gains	**(8,017,028)**	(9,303,293)	(3,868,803)
Accounts receivable	**(746,173)**	71,368	(104,410)
Amortization of premium/discount on fixed maturity securities	**(298,564)**	(663,000)	(871,394)
Other, net (affiliated $269,472, ($945,107) and ($2,773,887))	**243,105**	(984,085)	(2,788,540)
Total adjustments to reconcile net income (loss) to cash provided by operating activities	**17,071,711**	14,502,770	(1,027,036)
Net cash provided by operating activities	**$ 55,038,140**	$ 11,765,491	$ 30,321,535

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

	Year ended December 31,		
	2012	2011 (As Adjusted)	2010 (As Adjusted)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of fixed maturity securities available-for-sale	**$ (246,492,328)**	$ (210,127,051)	$ (211,632,995)
Disposals of fixed maturity securities available-for-sale	**226,671,993**	220,875,360	176,138,289
Purchases of equity securities available-for-sale	**(84,761,903)**	(104,379,504)	(35,975,193)
Disposals of equity securities available-for-sale	**71,007,675**	98,048,353	36,203,661
Purchases of other long-term investments	**(855,226)**	-	-
Disposals of other long-term investments	**6,496**	15,300	17,256
Disposals of fixed maturity securities held-to-maturity	**-**	388,012	69,672
Net (purchases) disposals of short-term investments	**(10,789,988)**	(6,012,815)	18,773,985
Net cash used in investing activities	**(45,213,281)**	(1,192,345)	(16,405,325)
CASH FLOWS FROM FINANCING ACTIVITIES			
Issuance of common stock through affiliate's stock option plans	**691,552**	974,493	1,105,605
Excess tax benefit associated with affiliate's stock plans	**(2,221)**	6,622	542
Repurchase of common stock	**-**	(1,849,896)	(5,296,537)
Dividends paid to stockholders (affiliated ($6,356,760), ($6,042,846) and ($5,728,932))	**(10,438,840)**	(9,941,317)	(9,512,360)
Net cash used in financing activities	**(9,749,509)**	(10,810,098)	(13,702,750)
NET INCREASE (DECREASE) IN CASH	**75,350**	(236,952)	213,460
Cash at the beginning of the year	**255,042**	491,994	278,534
Cash at the end of the year	**$ 330,392**	$ 255,042	$ 491,994
Income taxes paid (recovered)	**$ 3,514,432**	$ (1,759,507)	$ 15,130,150
Interest paid to affiliate	**$ 900,000**	$ 900,000	$ 900,000

All affiliated balances presented above are the result of related party transactions with Employers Mutual.

See accompanying Notes to Consolidated Financial Statements.

EMC INSURANCE GROUP INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

EMC Insurance Group Inc., a majority owned subsidiary of Employers Mutual Casualty Company (Employers Mutual), is an insurance holding company with operations in property and casualty insurance and reinsurance. The Company conducts its property and casualty insurance operations through the following subsidiaries: EMCASCO Insurance Company, Illinois EMCASCO Insurance Company and Dakota Fire Insurance Company, and its reinsurance operations through its subsidiary, EMC Reinsurance Company. The Company also has an excess and surplus lines insurance agency subsidiary, EMC Underwriters, LLC. The term "Company" is used interchangeably to describe EMC Insurance Group Inc. (Parent Company only) and EMC Insurance Group Inc. and its subsidiaries.

The Company writes property and casualty insurance in both commercial and personal lines of insurance, with a focus on medium-sized commercial accounts. Approximately 37 percent of the premiums written are in Iowa and contiguous states. The Company's reinsurance business is primarily written through a quota share reinsurance agreement with Employers Mutual. A small portion of the assumed reinsurance business is written on a direct basis, outside the quota share reinsurance agreement.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements have been prepared on the basis of U.S. generally accepted accounting principles (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities. All significant inter-company balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The Company has evaluated all subsequent events through the date the financial statements were issued.

Property and Casualty Insurance and Reinsurance Operations

Property and casualty insurance premiums are recognized as revenue ratably over the terms of the respective policies. Unearned premiums are calculated on the daily pro rata method. Both domestic and foreign assumed reinsurance premiums are recognized as revenues ratably over the terms of the contract period. Amounts paid as ceded reinsurance premiums are reported as prepaid reinsurance premiums and are amortized over the remaining contract period in proportion to the amount of reinsurance protection provided. Reinsurance reinstatement premiums are recognized in the same period as the loss event that gave rise to the reinstatement premiums.

Costs related to the acquisition of insurance contracts are deferred and amortized to expense as the associated premium revenue is recognized. New accounting guidance effective for 2012 specifies that only incremental costs or costs directly related to the successful acquisition of new or renewal insurance contracts are to be capitalized. Accordingly, acquisition costs consist of commissions, premium taxes, and salary and benefit expenses of employees directly involved in the underwriting of insurance policies that are successfully issued. Prior to 2012, industry practice was to defer these same expenses, as well as salary and benefit expenses related to unsuccessful acquisitions of insurance contracts, advertising, and certain other acquisition-related overhead expenses.

The following tables provide a summary of the adjusted financial information resulting from the retrospective adoption of the new accounting guidance related to deferred policy acquisition costs.

	December 31, 2011		
	As previously reported	As adjusted	Effect of change
Balance Sheet			
Deferred policy acquisition costs	$ 40,738,565	$ 30,849,717	$ (9,888,848)
Deferred income taxes	3,249,821	6,710,919	3,461,098
Total assets	1,230,458,912	1,224,031,162	(6,427,750)
Retained earnings	230,241,612	223,813,862	(6,427,750)
Total stockholders' equity	358,768,345	352,340,595	(6,427,750)
Total liabilities and stockholders' equity	1,230,458,912	1,224,031,162	(6,427,750)

	Year ended December 31, 2011		
	As previously reported	As adjusted	Effect of change
Income Statement			
Amortization of deferred policy acquisition costs	$ 97,552,830	$ 77,318,057	$(20,234,773)
Other underwriting expenses	33,296,568	54,515,442	21,218,874
Loss before income tax benefit	(10,007,416)	(10,991,517)	(984,101)
Income tax benefit	(7,909,802)	(8,254,238)	(344,436)
Net loss	(2,097,614)	(2,737,279)	(639,665)
Net loss per common share, basic and diluted	(0.16)	(0.21)	(0.05)

	Year ended December 31, 2010		
	As previously reported	As adjusted	Effect of change
Income Statement			
Amortization of deferred policy acquisition costs	$ 92,098,219	$ 72,645,370	$(19,452,849)
Other underwriting expenses	43,424,439	62,873,830	19,449,391
Income before income tax expense	42,445,224	42,448,682	3,458
Income tax expense	11,098,901	11,100,111	1,210
Net income	31,346,323	31,348,571	2,248
Net income per common share, basic and diluted	2.40	2.40	-

The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to the estimated realizable value. In determining estimated realizable value, the computation gives effect to the premium to be earned, related investment income, anticipated losses and settlement expenses, anticipated policyholder dividends, and certain other costs expected to be incurred to administer the insurance policies as the premium is earned. The anticipated losses and settlement expenses are not discounted and are based on the Company's projected loss and settlement expense ratios for the next twelve months, which include catastrophe loads based on historical results adjusted for recent trends. The occurrence of a significant catastrophe, and/or accumulation of catastrophes would not have a direct impact on the determination of premium deficiencies; however, such occurrences would be included in the historical results that are used to establish the catastrophe loads. A premium deficiency is first recognized by expensing the amount of unamortized deferred policy acquisition costs necessary to eliminate the deficiency. If the premium deficiency is greater than the unamortized deferred policy acquisition costs, a liability is accrued for the excess deficiency. The Company did not record a premium deficiency for the years ended December 31, 2012, 2011 and 2010.

Certain commercial lines of business written by the property and casualty insurance subsidiaries, including workers' compensation, are eligible for policyholder dividends in accordance with provisions of the underlying insurance policies. Net premiums written subject to policyholder dividends represented approximately 29 percent of the property and casualty insurance subsidiaries' total net commercial premiums written in 2012. Policyholder dividends are accrued over the terms of the underlying policy periods.

Liabilities for losses reflect losses incurred through the balance sheet date and are based upon case-basis estimates of reported losses supplemented with bulk case loss reserves, estimates of unreported losses based upon prior experience adjusted for current trends, and estimates of losses expected to be paid under assumed reinsurance contracts. Liabilities for settlement expenses are provided by estimating expenses expected to be incurred in settling the claims provided for in the loss reserves. Changes in estimates are reflected in current operating results (see note 4).

Ceded reinsurance amounts with nonaffiliated reinsurers relating to reinsurance receivables for paid and unpaid losses and settlement expenses and prepaid reinsurance premiums are reported on the balance sheet on a gross basis. Amounts ceded to Employers Mutual relating to the affiliated reinsurance pooling and excess of loss agreements (see note 2) have not been grossed up because the contracts provide that receivables and payables may be offset upon settlement.

Based on current information, the liabilities for losses and settlement expenses are considered to be adequate. Since the provisions are necessarily based on estimates, the ultimate liability may be more or less than such provisions.

Investments

Currently, all securities are classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses reported as a component of accumulated other comprehensive income (loss) in stockholders' equity, net of deferred income taxes. Other long-term investments consist of a holding in a limited partnership that is carried under the equity method of accounting, and holdings in limited partnerships and limited liability companies designed for the distribution of tax credits that are carried at amortized cost. Short-term investments generally include money market funds, U.S. Treasury bills and commercial paper that are carried at fair value, which approximates cost.

The Company uses independent pricing sources to obtain the estimated fair value of securities. The fair value is based on quoted market prices, where available. In cases where quoted market prices are not available, the fair value is based on a variety of valuation techniques depending on the type of investment. The fair values obtained from independent pricing sources are reviewed for reasonableness and any discrepancies are investigated for final valuation (see note 8).

Premiums and discounts on fixed maturity securities are amortized over the life of the security as an adjustment to yield using the effective interest method. Amortization of premiums and discounts on mortgage-backed securities incorporates prepayment assumptions to estimate expected lives. Gains and losses realized on the disposition of investments are included in net income. The cost of investments sold is determined on the specific identification method using the highest cost basis first. Included in investments at December 31, 2012 and 2011 are securities on deposit with various regulatory authorities as required by law amounting to $11,557,194 and $11,910,882, respectively.

The Company regularly monitors its investments that have a fair value that is less than the carrying value for indications of "other-than-temporary" impairment. Several factors are used to determine whether the carrying value of an individual security has been "other-than-temporarily" impaired. Such factors include, but are not limited to (1) the security's value and performance in the context of the overall markets, (2) length of time and extent the security's fair value has been below carrying value, (3) key corporate events, and (4) for equity securities, the ability and intent to hold the security until recovery to its cost basis. When an equity security is deemed to be "other-than-temporarily" impaired, the carrying value is reduced to fair value and a realized loss is recognized and charged to income. For fixed maturity securities, if the present value of cash flows expected to be collected is less than the amortized cost of the security, a credit loss is deemed to exist and the security is considered "other-than-temporarily" impaired. The portion of the impairment related to a credit loss is recognized through earnings and the portion of the impairment related to other factors, if any, is recognized through "other comprehensive income". Alternatively, if the Company has the intent to sell a fixed maturity security in an unrealized loss position, or assesses that it will more likely than not be required to sell a fixed maturity security in an unrealized loss position before recovery of its amortized cost basis, then the carrying value is reduced to fair value and the entire amount of the impairment is recognized through earnings.

Income Taxes

The Company files a consolidated Federal income tax return with its subsidiaries. Consolidated income taxes/benefits are allocated among the entities based upon separate tax liabilities.

Deferred income taxes are provided for temporary differences between the tax basis of assets and liabilities and the reported amounts of those assets and liabilities for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Income tax expense provisions increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is established to reduce deferred tax assets to their net realizable value if it is "more likely than not" that a tax benefit will not be realized.

An assessment of the Company's current tax positions indicated no uncertainties that would warrant different recognition and valuation from that applied in the Company's tax returns.

Stock-Based Compensation

The Company has no stock-based compensation plans of its own; however, Employers Mutual has several stock plans that utilize the common stock of the Company. The Company receives the current fair value for all shares issued under these plans. Employers Mutual also has a stock appreciation rights (SAR) agreement in effect with a former executive officer of the Company. The SAR agreement is based upon the market price of the Company's common stock and is considered to be a liability-classified award because it will be settled in cash. A portion of the compensation expense recognized by Employers Mutual, as the requisite service period for granted options is rendered or the fair value of the SAR agreement changes, is allocated to the Company's property and casualty insurance subsidiaries though their participation in the pooling agreement (see note 2). Because a portion of Employers Mutual's stock compensation expense is reflected in the Company's financial statements and issuances of the Company's stock under Employers Mutual's stock option plans have an impact on the Company's capital accounts, the disclosures required by the Compensation – Stock Compensation Topic 718 of the Financial Accounting Standards Board (FASB) Accounting Standards Codification™ (Codification or ASC) are included in the Company's consolidated financial statements.

Employee Retirement Plans

Employers Mutual has various employee benefit plans, including two defined benefit pension plans, and two postretirement benefit plans that provide retiree healthcare and life insurance coverage. Although the Company has no employees of its own, it is responsible for its share of the expenses and related prepaid assets and liabilities of these plans as determined under the terms of the pooling agreement, and the costs allocated by Employers Mutual to subsidiaries that do not participate in the pooling agreement (see note 2). Accordingly, the Company recognizes its share of the funded status of Employers Mutual's pension and postretirement benefit plans on its balance sheet, with changes in the funded status of the plans recognized through "other comprehensive income."

Accounts Receivable

The accounts receivable balance consists of assumed reinsurance premiums receivable (net of any commissions) on business written directly by the reinsurance subsidiary, and commission income receivable on excess and surplus lines business marketed by EMC Underwriters, LLC. These receivables are carried at their initial recognition amounts. It is the Company's policy to reflect the impairment of receivables through a valuation allowance until ultimately collected or charged-off. No valuation allowance is currently carried as no amounts are deemed impaired. No interest income, other fees, or deferred costs related to these receivables are assessed or recognized.

Off-Balance-Sheet Credit Exposure

Employers Mutual collects from agents, policyholders and ceding companies all premiums associated with the insurance business produced by the pool participants and the assumed reinsurance business ceded to the reinsurance subsidiary. Employers Mutual settles with the pool participants (monthly) and the reinsurance subsidiary (quarterly) the premiums written from these insurance policies and reinsurance contracts, providing full credit for the premiums written during the period (not just the collected portion). Due to this arrangement, and since a significant portion of these premium balances are collected over the course of the coverage period, Employers Mutual carries a substantial receivable balance for insurance and reinsurance premiums in process of collection. Any of these receivable amounts that are ultimately deemed to be uncollectible are charged-off by Employers Mutual and the expense is allocated to the pool members on the basis of pool participation or charged to the reinsurance subsidiary. As a result, the Company has an off-balance-sheet arrangement with an unconsolidated entity that results in a credit-risk exposure (Employers Mutual's insurance and reinsurance premium receivable balances) that is not reflected in the Company's financial statements. The average annual expense for such charge-offs allocated to the Company over the past ten years is $325,286. Based on this historical data, this credit-risk exposure is not considered to be material to the Company's results of operations or financial position, and accordingly, no loss contingency liability has been recorded.

Foreign Currency Transactions

Included in the underlying reinsurance business assumed by the reinsurance subsidiary are reinsurance transactions conducted with foreign cedants denominated in their local functional currencies. In accordance with the terms of the quota share agreement (see note 2), the reinsurance subsidiary assumes all foreign currency exchange gains/losses associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. The assets and liabilities resulting from these foreign reinsurance transactions are reported in U.S. dollars based on the foreign currency exchange rates that existed at the balance sheet dates. The foreign currency exchange rate gains/losses reported in the consolidated statements of income that resulted from these foreign reinsurance transactions are reported in U.S. dollars re-measured from the foreign currency exchange rates that existed at the inception of each reinsurance contract. The foreign currency exchange rate gains/losses resulting from these re-measurements to U.S. dollars are reported as a component of other expense in the consolidated statements of income.

Net Income (Loss) Per Share - Basic and Diluted

The Company's basic and diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during each period. As previously noted, the Company receives the current fair value for all shares issued under Employers Mutual's stock plans. As a result, the Company had no potential common shares outstanding during 2012, 2011 and 2010 that would have been dilutive to the calculation of net income (loss) per share.

Goodwill

Goodwill represents the excess of cost over the fair value of net assets of acquired subsidiaries. Goodwill is not amortized, but is subject to impairment if the carrying value of the goodwill exceeds the estimated fair value of net assets. If the carrying amount of the subsidiary (including goodwill) exceeds the computed fair value, an impairment loss is recognized through the income statement equal to the excess amount, but not greater than the balance of the goodwill. Goodwill was not deemed to be impaired in 2012, 2011 or 2010.

New Accounting Pronouncements

In February 2013, the FASB updated its guidance related to the Comprehensive Income Topic 220 of the ASC. The objective of this update is to improve the reporting of reclassifications out of accumulated other comprehensive income. This updated guidance requires an entity to report the impact of the reclassified amounts on the respective line items of the statement of income if the amount is required to be reclassified in its entirety. For amounts that are not reclassified in their entirety on the statement of income in the same reporting period, cross-referencing to other existing disclosures that provide additional detail about those amounts is required. This guidance is to be applied prospectively to annual and interim reporting periods beginning after December 15, 2012. Early adoption is permitted. The Company will adopt this guidance during the first quarter of 2013. Adoption of this guidance will have no impact on the consolidated financial condition or operating results of the Company.

2. AFFILIATION AND TRANSACTIONS WITH AFFILIATES

Property and Casualty Insurance Subsidiaries

The Company's three property and casualty insurance subsidiaries and two subsidiaries and an affiliate of Employers Mutual are parties to reinsurance pooling agreements with Employers Mutual (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to Employers Mutual all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from Employers Mutual an amount equal to its participation in the pool. All premiums, losses, settlement expenses, and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by Employers Mutual from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. Employers Mutual negotiates reinsurance agreements that provide protection to the pool and each of its participants, including protection against losses arising from catastrophic events. The aggregate participation of the Company's property and casualty insurance subsidiaries in the pooling agreement is 30 percent.

Operations of the pool give rise to inter-company balances with Employers Mutual, which are settled within 45 days after the end of each month. The investment and income tax activities of the pool participants are not subject to the pooling agreement. The pooling agreement provides that Employers Mutual will make up any shortfall or difference resulting from an error in its systems and/or computation processes that would otherwise result in the required restatement of the pool participants' financial statements.

The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies.

Reinsurance Subsidiary

The Company's reinsurance subsidiary is party to a quota share reinsurance retrocessional agreement (the "quota share agreement") and an excess of loss reinsurance agreement (the "excess of loss agreement"), with Employers Mutual. Under the terms of the quota share agreement, the reinsurance subsidiary assumes 100 percent of Employers Mutual's assumed reinsurance business, subject to certain exceptions. Under the terms of the excess of loss agreement, the reinsurance subsidiary cedes to Employers Mutual all losses in excess of $4,000,000 ($3,000,000 in 2011) per event (covering both business assumed from Employers Mutual through the quota share agreement, as well as business obtained outside the quota share agreement). The cost of the excess of loss reinsurance protection during 2012 and 2011 was 10.0 percent of the reinsurance subsidiary's total assumed reinsurance premiums written.

Prior to 2011, the excess of loss agreement between the reinsurance subsidiary and Employers Mutual did not exist. Rather, the cap on losses per event ($3,000,000) and the related cost of this protection (10.5 percent of the net assumed premiums written subject to cession to the reinsurance subsidiary) was contained in the quota share agreement, and the transactions were handled on a net, rather than a gross, basis. The cost of the cap on losses per event was recorded as a reduction to the premiums assumed by the reinsurance subsidiary, and the cap on losses per event did not cover the business written directly by the reinsurance subsidiary.

The terms of the excess of loss agreement have been revised for fiscal year 2013. Effective January 1, 2013, EMC Reinsurance Company will continue to retain the first $4,000,000 of losses per event, but will also retain 20.0 percent of any losses between $4,000,000 and $10,000,000 and 10.0 percent of any losses between $10,000,000 and $50,000,000 associated with any event. In connection with the change in the amount of losses retained per event, the cost of the excess of loss coverage will decrease from the current 10.0 percent of total assumed reinsurance premiums written to 9.0 percent of total assumed reinsurance premiums written. These changes are a result of efforts to ensure that the terms of the agreement are fair and equitable to both parties.

The reinsurance subsidiary does not directly reinsure any of the insurance business written by Employers Mutual or the other pool participants; however, Employers Mutual assumes reinsurance business from the Mutual Reinsurance Bureau (MRB) underwriting association, which provides a small amount of reinsurance protection to the members of the EMC Insurance Companies pooling agreement. As a result, the reinsurance subsidiary's assumed exposures include a small portion of the EMC Insurance Companies' direct business, after ceded reinsurance protections purchased by MRB are applied. In addition, the reinsurance subsidiary does not reinsure any "involuntary" facility or pool business that Employers Mutual assumes pursuant to state law. The reinsurance subsidiary assumes all foreign currency exchange gain/loss associated with contracts incepting on January 1, 2006 and thereafter that are subject to the quota share agreement. Operations of the quota share agreement give rise to inter-company balances with Employers Mutual, which are settled within 45 days after the end of each quarter. The investment and income tax activities of the reinsurance subsidiary are not subject to the quota share agreement.

Under the terms of the quota share agreement, the reinsurance subsidiary receives reinstatement premium income that is collected by Employers Mutual from the ceding companies when reinsurance coverage is reinstated after a loss event; however, the cap on losses assumed per event contained in the excess of loss agreement is automatically reinstated without cost. The reinsurance subsidiary recognized $2,343,630, $3,139,205 and $1,155,190 of reinstatement premium in 2012, 2011 and 2010, respectively.

Premiums earned assumed by the reinsurance subsidiary from Employers Mutual amounted to $107,111,745, $100,028,061 and $78,688,538 in 2012, 2011 and 2010, respectively. The reinsurance subsidiary ceded 10.0 percent of its total assumed reinsurance premiums written to Employers Mutual as payment for the excess of loss protection, which totaled $11,916,226 and $10,721,484 in 2012 and 2011, respectively. Losses and settlement expenses assumed by the reinsurance subsidiary from Employers Mutual amounted to $74,832,154, $103,086,914 and $42,980,602 in 2012, 2011 and 2010, respectively. Losses and settlement expenses ceded to Employers Mutual under the excess of loss agreement totaled $9,926,034 and $15,877,627 in 2012 and 2011, respectively. As noted above, prior to 2011 the cost of the cap on losses per event was treated as a reduction to the premiums written assumed by the reinsurance subsidiary through the quota share agreement. Accordingly, the premium amount reported for 2010 reflects a reduction of $9,299,582. Likewise, prior to 2011 losses and settlement expenses in excess of the cap on losses per event were treated as a reduction to the losses and settlement expenses assumed by the reinsurance subsidiary through the quota share agreement. Accordingly, the losses and settlement expenses amount reported for 2010 reflects a reduction of $92,368 for losses retained by Employers Mutual.

It is customary in the reinsurance business for the assuming company to compensate the ceding company for the acquisition expenses incurred in the generation of the business. Commissions incurred by the reinsurance subsidiary under the quota share agreement with Employers Mutual amounted to $19,536,634, $17,413,284 and $23,797,182 in 2012, 2011 and 2010, respectively. The large amount of commission expense reported in 2010 reflects a reclassification by MRB of $6,065,000 from incurred but not reported (IBNR) loss reserves to contingent commission reserves. This reclassification had no impact on net income.

The net foreign currency exchange gain/(loss) assumed by the reinsurance subsidiary from Employers Mutual was $53,081 in 2012, ($749,938) in 2011 and $264,490 in 2010. The total amount of net foreign currency exchange gain/(loss) assumed by the reinsurance subsidiary, including the business written on a direct basis outside the quota share agreement, was ($24,830) in 2012, ($591,848) in 2011 and $345,978 in 2010.

Services Provided by Employers Mutual

The Company does not have any employees of its own. Employers Mutual performs all operations for all of its subsidiaries and affiliate. Such services include data processing, claims, financial, actuarial, legal, auditing, marketing and underwriting. Employers Mutual allocates a portion of the cost of these services to its subsidiaries that do not participate in the pooling agreement based upon a number of criteria, including usage of the services and the number of transactions. The remaining costs are charged to the pooling agreement and each pool participant shares in the total cost in accordance with its pool participation percentage. Costs allocated to the Company by Employers Mutual for services provided to the holding company and its subsidiaries that do not participate in the pooling agreement amounted to $3,324,922, $2,835,005 and $3,470,772 in 2012, 2011 and 2010, respectively. Costs allocated to the Company through the operation of the pooling agreement amounted to $76,074,327, $73,061,011 and $71,724,663 in 2012, 2011 and 2010, respectively.

Investment expenses are based on actual expenses incurred by the Company plus an allocation of other investment expenses incurred by Employers Mutual, which is based on a weighted-average of total invested assets and number of investment transactions. Investment expenses allocated to the Company by Employers Mutual amounted to $1,297,277, $1,182,482 and $1,049,702 in 2012, 2011 and 2010, respectively.

3. REINSURANCE

The parties to the pooling agreement cede insurance business to other insurers in the ordinary course of business for the purpose of limiting their maximum loss exposure through diversification of their risks. In its consolidated financial statements, the Company treats risks to the extent they are reinsured as though they were risks for which the Company is not liable. Insurance ceded by the pool participants does not relieve their primary liability as the originating insurers. Employers Mutual evaluates the financial condition of the reinsurers of the parties to the pooling agreement and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize exposure to significant losses from reinsurer insolvencies.

As of December 31, 2012 and 2011, reinsurance ceded to two nonaffiliated reinsurers totaled $16,783,964 and $22,228,862 respectively, which represents a significant portion of the total prepaid reinsurance premiums and reinsurance receivables for losses and settlement expenses. For these two nonaffiliated reinsurers, the amounts reflect the property and casualty insurance subsidiaries' aggregate pool participation percentage of amounts ceded by Employers Mutual to these organizations on a mandatory basis. Credit risk associated with these amounts is minimal, as all companies participating in these organizations are responsible for the liabilities of such organizations on a pro rata basis.

The effect of reinsurance on premiums written and earned, and losses and settlement expenses incurred, for the three years ended December 31, 2012 is presented below. The classification of the assumed and ceded reinsurance amounts between affiliates and nonaffiliates is based on the participants in the underlying reinsurance agreements, and is intended to provide an understanding of the actual source of the reinsurance activities. This presentation differs from the classifications used in the consolidated financial statements, where all amounts flowing through the pooling, quota share and excess of loss agreements with Employers Mutual are reported as "affiliated" balances.

	Year ended December 31, 2012		
	Property and casualty insurance	Reinsurance	Total
Premiums written			
Direct	$ 341,306,420	$ -	$ 341,306,420
Assumed from nonaffiliates	2,459,427	121,500,482	123,959,909
Assumed from affiliates	390,982,516	-	390,982,516
Ceded to nonaffiliates	(22,206,486)	(2,338,228)	(24,544,714)
Ceded to affiliates	(341,306,420)	(11,916,226)	(353,222,646)
Net premiums written	$ 371,235,457	$ 107,246,028	$ 478,481,485
Premiums earned			
Direct	$ 328,227,401	$ -	$ 328,227,401
Assumed from nonaffiliates	2,296,360	119,502,706	121,799,066
Assumed from affiliates	377,690,009	-	377,690,009
Ceded to nonaffiliates	(22,847,683)	(5,879,167)	(28,726,850)
Ceded to affiliates	(328,227,401)	(11,916,226)	(340,143,627)
Net premiums earned	$ 357,138,686	$ 101,707,313	$ 458,845,999
Losses and settlement expenses incurred			
Direct	$ 193,121,677	$ -	$ 193,121,677
Assumed from nonaffiliates	1,718,484	83,987,064	85,705,548
Assumed from affiliates	237,723,061	962,408	238,685,469
Ceded to nonaffiliates	(5,549,265)	(5,528,003)	(11,077,268)
Ceded to affiliates	(193,121,677)	(9,926,034)	(203,047,711)
Net losses and settlement expenses incurred	$ 233,892,280	$ 69,495,435	$ 303,387,715

	Year ended December 31, 2011		
	Property and casualty insurance	Reinsurance	Total
Premiums written			
Direct	$ 301,829,277	$ -	$ 301,829,277
Assumed from nonaffiliates	1,610,872	123,274,743	124,885,615
Assumed from affiliates	356,622,503	-	356,622,503
Ceded to nonaffiliates	(24,939,233)	(16,059,909)	(40,999,142)
Ceded to affiliates	(301,829,277)	(10,721,484)	(312,550,761)
Net premiums written	$ 333,294,142	$ 96,493,350	$ 429,787,492
Premiums earned			
Direct	$ 283,482,713	$ -	$ 283,482,713
Assumed from nonaffiliates	1,541,807	122,064,711	123,606,518
Assumed from affiliates	344,668,820	-	344,668,820
Ceded to nonaffiliates	(24,561,412)	(16,590,129)	(41,151,541)
Ceded to affiliates	(283,482,713)	(10,721,484)	(294,204,197)
Net premiums earned	$ 321,649,215	$ 94,753,098	$ 416,402,313
Losses and settlement expenses incurred			
Direct	$ 249,429,916	$ -	$ 249,429,916
Assumed from nonaffiliates	1,619,025	122,680,597	124,299,622
Assumed from affiliates	264,217,463	732,478	264,949,941
Ceded to nonaffiliates	(14,387,241)	(16,010,258)	(30,397,499)
Ceded to affiliates	(249,429,916)	(15,877,627)	(265,307,543)
Net losses and settlement expenses incurred	$ 251,449,247	$ 91,525,190	$ 342,974,437

	Year ended December 31, 2010		
	Property and casualty insurance	Reinsurance	Total
Premiums written			
Direct	$ 261,451,268	$ -	$ 261,451,268
Assumed from nonaffiliates	1,803,365	121,555,317	123,358,682
Assumed from affiliates	332,195,425	-	332,195,425
Ceded to nonaffiliates	(23,204,501)	(28,200,915)	(51,405,416)
Ceded to affiliates	(261,451,268)	(9,299,582)	(270,750,850)
Net premiums written	$ 310,794,289	$ 84,054,820	$ 394,849,109
Premiums earned			
Direct	$ 249,254,444	$ -	$ 249,254,444
Assumed from nonaffiliates	1,907,337	116,757,761	118,665,098
Assumed from affiliates	326,744,028	-	326,744,028
Ceded to nonaffiliates	(23,004,707)	(23,982,687)	(46,987,394)
Ceded to affiliates	(249,254,444)	(9,299,582)	(258,554,026)
Net premiums earned	$ 305,646,658	$ 83,475,492	$ 389,122,150
Losses and settlement expenses incurred			
Direct	$ 177,642,699	$ -	$ 177,642,699
Assumed from nonaffiliates	1,718,591	56,082,176	57,800,767
Assumed from affiliates	210,780,608	1,166,006	211,946,614
Ceded to nonaffiliates	(4,385,038)	(10,629,456)	(15,014,494)
Ceded to affiliates	(177,642,699)	(92,368)	(177,735,067)
Net losses and settlement expenses incurred	$ 208,114,161	$ 46,526,358	$ 254,640,519

Individual lines in the above tables are defined as follows:

- "Direct" represents business produced by the property and casualty insurance subsidiaries.
- "Assumed from nonaffiliates" for the property and casualty insurance subsidiaries represents their aggregate 30 percent pool participation percentage of involuntary business assumed by the pool participants pursuant to state law. For the reinsurance subsidiary, this line represents the reinsurance business assumed through the quota share agreement (including "fronting" activities initiated by Employers Mutual) and the business assumed outside the quota share agreement.
- "Assumed from affiliates" for the property and casualty insurance subsidiaries represents their aggregate 30 percent pool participation percentage of all the pool members' direct business. "Losses and settlement expenses incurred" also includes claim-related services provided by Employers Mutual that are allocated to the property and casualty insurance subsidiaries and the reinsurance subsidiary.
- "Ceded to nonaffiliates" for the property and casualty insurance subsidiaries represents their aggregate 30 percent pool participation percentage of the amounts ceded to nonaffiliated reinsurance companies in accordance with the terms of the reinsurance agreements providing protection to the pool and each of its participants. For the reinsurance subsidiary, this line includes reinsurance business that is ceded to other insurance companies in connection with "fronting" activities initiated by Employers Mutual.
- "Ceded to affiliates" for the property and casualty insurance subsidiaries represents the cession of their direct business to Employers Mutual under the terms of the pooling agreement. For the reinsurance subsidiary this line represents amounts ceded to Employers Mutual under the terms of the excess of loss agreement in 2012 and 2011, and for 2010, the amounts ceded to Employers Mutual in connection with the cap on losses that was contained in the quota share agreement.

4. LIABILITY FOR LOSSES AND SETTLEMENT EXPENSES

The following table sets forth a reconciliation of beginning and ending reserves for losses and settlement expenses of the Company. Amounts presented are on a net basis, with a reconciliation of beginning and ending reserves to the gross amounts presented in the consolidated financial statements.

	Year ended December 31,		
	2012	2011	2010
Gross reserves at beginning of year	**$ 593,300,247**	$ 556,140,956	$ 556,151,577
Re-valuation due to foreign currency exchange rates	**386**	392,276	(166,051)
Ceded reserves at beginning of year	**(36,842,204)**	(29,062,553)	(28,170,575)
Net reserves at beginning of year	**556,458,429**	527,470,679	527,814,951
Incurred losses and settlement expenses related to:			
Current year	**329,120,220**	376,073,620	305,389,389
Prior years	**(25,732,505)**	(33,099,183)	(50,748,870)
Total incurred losses and settlement expenses	**303,387,715**	342,974,437	254,640,519
Paid losses and settlement expenses related to:			
Current year	**145,102,723**	167,793,377	122,330,309
Prior years	**163,034,481**	146,193,310	132,654,482
Total paid losses and settlement expenses	**308,137,204**	313,986,687	254,984,791
Net reserves at end of year	**551,708,940**	556,458,429	527,470,679
Ceded reserves at end of year	**31,389,594**	36,842,204	29,062,553
Re-valuation due to foreign currency exchange rates	**(1,569)**	(386)	(392,276)
Gross reserves at end of year	**$ 583,096,965**	$ 593,300,247	$ 556,140,956

Development on prior years' reserves resulting solely from changes in the allocation of bulk reserves between the current and prior accident years does not have an impact on earnings. This is due to the fact that such development is simply a mathematical by-product of the mechanical process used to reallocate bulk reserves to the various accident years for financial reporting purposes. Earnings are only impacted by changes in the total amount of carried reserves.

The following table presents the reported amounts of favorable development experienced on prior years' reserves and the portion of the reported development amounts that resulted solely from changes in the allocation of bulk reserves between the current and prior accident years (no impact on earnings). The result is an approximation of the implied favorable development that had an impact on earnings.

	Year ended December 31,		
	2012	2011	2010
Reported favorable development experienced on prior years' reserves	$ (25,732,505)	$ (33,099,183)	$ (50,748,870)
Adjustment for (adverse) favorable development that had no impact on earnings	(4,551,000)	1,396,000	(6,036,000)
Approximation of the implied favorable development that had an impact on earnings	$ (30,283,505)	$ (31,703,183)	$ (56,784,870)

There is an inherent amount of uncertainty involved in the establishment of insurance liabilities. This uncertainty is greatest in the current and more recent accident years because a smaller percentage of the expected ultimate claims have been reported, adjusted and settled compared to more mature accident years. For this reason, carried reserves for these accident years reflect prudently conservative assumptions. As the carried reserves for these accident years run off, the overall expectation is that, more often than not, favorable development will occur. However, there is also the possibility that the ultimate settlement of liabilities associated with these accident years will show adverse development, and such adverse development could be substantial.

Changes in reserve estimates are reflected in operating results in the year such changes are recorded. Following is an analysis of the reserve development the Company has experienced during the past three years. Care should be exercised when attempting to analyze the financial impact of the reported development amounts because, as noted above, the overall expectation is that, more often than not, favorable development will occur as the prior accident years' reserves run off.

2012 Development

For the property and casualty insurance segment, the December 31, 2012 estimate of loss and settlement expense reserves for accident years 2011 and prior decreased $13,056,836 from the estimate at December 31, 2011. This decrease represents 3.1 percent of the December 31, 2011 gross carried reserves and is primarily attributed to decreased severity associated with the final settlement of prior accident years' claims, lower than expected IBNR emergence, as well as favorable development on settlement expense reserves. No changes were made in the key actuarial assumptions utilized to estimate loss and settlement expense reserves during 2012; however, the accident year allocation factors applied to IBNR loss, bulk case loss and a portion of defense and cost containment expense reserves were revised at December 31, 2012 as part of the annual review. This change resulted in the movement of $4,551,000 of reserves from the current accident year to prior accident years, and hence, was reported as adverse development on prior years' reserves. Development on prior years' reserves resulting solely from changes in the allocation of bulk reserves between the current and prior accident years does not have an impact on earnings.

For the reinsurance segment, the December 31, 2012 estimate of loss and settlement expense reserves for accident years 2011 and prior decreased $12,675,669 from the estimate at December 31, 2011. This decrease represents 7.3 percent of the December 31, 2011 gross carried reserves and is largely attributed to reported losses that were below the December 2011 implicit projections for policy year 2011 in the Home Office Reinsurance Assumed Department (also known as "HORAD") book of business.

2011 Development

For the property and casualty insurance segment, the December 31, 2011 estimate of loss and settlement expense reserves for accident years 2010 and prior decreased $20,162,952 from the estimate at December 31, 2010. This decrease represented 5.0 percent of the December 31, 2010 gross carried reserves and was primarily attributed to decreased severity associated with the final settlement of prior accident years' claims, lower than expected IBNR emergence, as well as favorable development on settlement expense reserves. No changes were made in the key actuarial assumptions utilized to estimate loss and settlement expense reserves during 2011; however, the accident year allocation factors applied to IBNR loss, bulk case loss and a portion of defense and cost containment expense reserves were revised at December 31, 2011 as part of the annual review. This change resulted in the movement of $1,396,000 of reserves from prior accident years to the current accident year, and hence, was reported as favorable development on prior years' reserves. Development on prior years' reserves resulting solely from changes in the allocation of bulk reserves between the current and prior accident years does not have an impact on earnings.

For the reinsurance segment, the December 31, 2011 estimate of loss and settlement expense reserves for accident years 2010 and prior decreased $12,936,231 from the estimate at December 31, 2010. This decrease represented 8.4 percent of the December 31, 2010 gross carried reserves and was largely attributed to reported losses that were below the December 2010 implicit projections for policy year 2010 in the HORAD book of business.

2010 Development

For the property and casualty insurance segment, the December 31, 2010 estimate of loss and settlement expense reserves for accident years 2009 and prior decreased $28,726,238 from the estimate at December 31, 2009. This decrease represented 7.0 percent of the December 31, 2009 gross carried reserves and was primarily attributed to decreased severity associated with the final settlement of prior accident years' claims, lower than expected IBNR emergence, as well as favorable development on settlement expense reserves. No changes were made in the key actuarial assumptions utilized to estimate loss and settlement expense reserves during 2010; however, three changes were made to the procedures used to establish and allocate certain reserves to the various accident years. First, the bulk case loss reserve methodology was enhanced with the introduction of an "incurred" accident year chain ladder method to supplement the "paid" chain ladder review. This change in procedure had no impact on the reported development amounts. Second, the procedure for allocating the formula IBNR loss reserve to the various accident years was revised to incorporate an analysis of reserve adequacy by accident year maturity, as well as historic IBNR emergence. This change resulted in the movement of $5,494,000 of IBNR loss reserves from the current accident year to prior accident years, and hence, was reported as adverse development on prior years' reserves. The accident year allocation factors for the bulk case loss reserves were developed using the same methodology as the IBNR accident year allocation factors. This change resulted in the movement of $688,000 in bulk case loss reserves from prior accident years to the current accident year, and therefore was reported as favorable development on prior years' reserves. The changes in the IBNR and bulk case loss reserve accident year allocation factors generated $1,230,000 of adverse development in the defense and cost containment expense reserves. Development on prior years' reserves resulting solely from changes in the allocation of bulk reserves between the current and prior accident years does not have an impact on earnings.

For the reinsurance segment, the December 31, 2010 estimate of loss and settlement expense reserves for accident years 2009 and prior decreased $22,022,632 from the estimate at December 31, 2009. This decrease represented 15.1 percent of the December 31, 2009 gross carried reserves and was largely attributed to reported losses that were below the December 2009 implicit projections for policy year 2009 in the HORAD book of business, as well as a $6,065,000 reclassification of prior accident years' IBNR loss reserves to contingent commission reserves by MRB. This reclassification had no impact on net income.

5. ASBESTOS AND ENVIRONMENTAL RELATED CLAIMS

The Company has exposure to asbestos and environmental related claims associated with the insurance business written by the parties to the pooling agreement and the reinsurance business assumed from Employers Mutual by the reinsurance subsidiary. These exposures are not considered to be significant. Asbestos and environmental losses paid by the Company have averaged $1,637,002 per year over the past five years. Reserves for asbestos and environmental related claims for direct insurance and assumed reinsurance business totaled $9,432,926 and $7,671,611 ($8,777,876 and $6,933,138 net of reinsurance) at December 31, 2012 and 2011, respectively.

At present, the pool participants are defending approximately 1,600 asbestos bodily injury lawsuits, some of which involve multiple plaintiffs. Six former policyholders and one current policyholder dominate the pool participants' asbestos claims. Most of the lawsuits are subject to express reservation of rights based upon the lack of an injury within the applicable policy periods because many asbestos lawsuits do not specifically allege dates of asbestos exposure or dates of injury. During 2003, the pool participants were presented with several hundred plaintiff lawsuits (primarily multi-plaintiff lawsuits) filed against three former policyholders representing approximately 66,500 claimants related to exposure to asbestos or products containing asbestos. These claims are based upon nonspecific asbestos exposure and nonspecific injuries. As a result, management did not establish a significant amount of case loss reserves for these claims. Several of the multi-plaintiff lawsuits (including the vast majority of those associated with one former policyholder) were dismissed. As of December 31, 2012, approximately 2,235 of the claims remain open. During 2006, the pool participants received notice that another former policyholder was a named defendant in approximately 33,000 claims nationwide. The last of these claims were settled during 2012 for approximately $690,000 (the Company's share).

Prior to 2008, actual losses paid for asbestos-related claims had been minimal due to the plaintiffs' failure to identify an exposure to any asbestos-containing product associated with the pool participants' current and former policyholders. However, paid losses and settlement expenses have increased significantly since 2008 as a result of claims attributed to two former policyholders. One of these former policyholders, a broker of various products, including asbestos, settled a claim for approximately $450,000 (the Company's share) in 2008. At December 31, 2012, 11 additional claims associated with this former policyholder remain open, though similar exposure on these claims is not anticipated. The other former policyholder, a furnace manufacturer, had multiple claims settle for a total of approximately $1,296,000 (the Company's share) during the period 2009 through 2012. The asbestos exposure associated with this former policyholder has increased in recent years, and this trend may possibly continue into the future with increased per plaintiff settlements. Approximately 490 asbestos exposure claims associated with this former policyholder remain open.

IBNR loss reserves have been established to cover estimated ultimate losses. The asbestos IBNR reserves were increased in each of the last five years based on examinations of the implied three-year survival ratio (ratio of loss and settlement expense reserves to the three-year average of loss and settlement expense payments), which has deteriorated due to an increase in both paid losses and paid settlement expenses. Settlement expense payments have increased significantly since 2008 and have been the primary driver behind recently implemented reserve increases. The primary cause of this increase in paid settlement expenses is the retention of a national coordinating counsel in 2008 for a policyholder having exposure in numerous jurisdictions. The national coordinating counsel has provided, and continues to provide, significant services in the areas of document review, discovery, deposition and trial preparation. Environmental IBNR reserves are established in consideration of the implied three-year survival ratio.

Estimating loss and settlement expense reserves for asbestos and environmental claims is very difficult due to the many uncertainties surrounding these types of claims. These uncertainties exist because the assignment of responsibility varies widely by state and claims often emerge long after a policy has expired, which makes assignment of damages to the appropriate party and to the time period covered by a particular policy difficult. In establishing reserves for these types of claims, management monitors the relevant facts concerning each claim, the current status of the legal environment, social and political conditions, and claim history and trends within the Company and the industry.

6. STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

The Company's insurance subsidiaries are required to file financial statements with state regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting practices that differ from GAAP. Prescribed statutory accounting principles include state laws, regulations and general administrative rules issued by the state of domicile, as well as a variety of publications and manuals of the National Association of Insurance Commissioners (NAIC). Permitted accounting practices encompass all accounting practices not prescribed, but allowed by the state of domicile. The Company's insurance subsidiaries had no permitted accounting practices during 2012, 2011 or 2010.

Statutory surplus of the Company's insurance subsidiaries was $354,590,598 and $325,218,421 at December 31, 2012 and 2011, respectively. Statutory net income (loss) of the Company's insurance subsidiaries was $38,101,856, ($5,274,698) and $34,459,093 for 2012, 2011 and 2010, respectively.

The NAIC utilizes a risk-based capital model to help state regulators assess the capital adequacy of insurance companies and identify insurers that are in, or are perceived as approaching, financial difficulty. This model establishes minimum capital needs based on the risks applicable to the operations of the individual insurer. The risk-based capital requirements for property and casualty insurance companies measure three major areas of risk: asset risk, credit risk and underwriting risk. Companies having less statutory surplus than required by the risk-based capital requirements are subject to varying degrees of regulatory scrutiny and intervention, depending on the severity of the inadequacy. At December 31, 2012, the Company's insurance subsidiaries had total adjusted statutory capital well in excess of the minimum risk-based capital requirement.

The amount of dividends available for distribution to the Company by its insurance subsidiaries is limited by law to a percentage of the statutory unassigned surplus of each of the subsidiaries as of the previous December 31, as determined in accordance with accounting practices prescribed by insurance regulatory authorities of the state of domicile of each subsidiary. Subject to this limitation, the maximum dividend that may be paid within a 12 month period without prior approval of the insurance regulatory authorities is generally restricted to the greater of 10 percent of statutory surplus as regards policyholders as of the preceding December 31, or net income of the preceding calendar year on a statutory basis, not greater than earned statutory surplus. At December 31, 2012, $38,839,146 was available for distribution to the Company in 2013 without prior approval.

7. SEGMENT INFORMATION

The Company's operations consist of a property and casualty insurance segment and a reinsurance segment. The property and casualty insurance segment writes both commercial and personal lines of insurance, with a focus on medium-sized commercial accounts. The reinsurance segment provides reinsurance for other insurers and reinsurers. The segments are managed separately due to differences in the insurance products sold and the business environment in which they operate. The accounting policies of the segments are described in note 1, Summary of Significant Accounting Policies.

Summarized financial information for the Company's segments is as follows:

Year ended December 31, 2012	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	**$ 357,138,686**	**$ 101,707,313**	**$ -**	**$ 458,845,999**
Underwriting profit (loss)	**(8,207,255)**	**9,841,595**	**-**	**1,634,340**
Net investment income	**32,214,705**	**11,940,123**	**(9,754)**	**44,145,074**
Realized investment gains	**7,347,944**	**669,084**	**-**	**8,017,028**
Other income	**774,210**	**85,216**	**-**	**859,426**
Interest expense	**900,000**	**-**	**-**	**900,000**
Other expenses	**798,046**	**24,829**	**1,299,379**	**2,122,254**
Income (loss) before income tax expense (benefit)	**$ 30,431,558**	**$ 22,511,189**	**$ (1,309,133)**	**$ 51,633,614**
Assets	**$ 934,876,596**	**$ 350,867,500**	**$ 401,319,530**	**$ 1,687,063,626**
Eliminations	**-**	**-**	**(396,288,097)**	**(396,288,097)**
Reclassifications	**-**	**-**	**(66,423)**	**(66,423)**
Net assets	**$ 934,876,596**	**$ 350,867,500**	**$ 4,965,010**	**$ 1,290,709,106**

Year ended December 31, 2011	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$ 321,649,215	$ 94,753,098	$ -	$ 416,402,313
Underwriting loss	(46,387,960)	(17,273,231)	-	(63,661,191)
Net investment income	33,718,436	12,395,350	(2,861)	46,110,925
Realized investment gains	6,970,028	2,333,265	-	9,303,293
Other income	790,802	37,308	-	828,110
Interest expense	900,000	-	-	900,000
Other expenses	750,675	591,850	1,330,129	2,672,654
Loss before income tax benefit	$ (6,559,369)	$ (3,099,158)	$ (1,332,990)	$ (10,991,517)
Assets	$ 894,566,764	$ 325,952,038	$ 352,625,304	$ 1,573,144,106
Eliminations	-	-	(349,112,944)	(349,112,944)
Net assets	$ 894,566,764	$ 325,952,038	$ 3,512,360	$ 1,224,031,162

Year ended December 31, 2010	Property and casualty insurance	Reinsurance	Parent company	Consolidated
Premiums earned	$ 305,646,658	$ 83,475,492	$ -	$ 389,122,150
Underwriting profit (loss)	(19,171,812)	10,120,400	-	(9,051,412)
Net investment income	36,966,159	12,523,505	(449)	49,489,215
Realized investment gains	3,078,289	790,514	-	3,868,803
Other income	783,346	-	-	783,346
Interest expense	900,000	-	-	900,000
Other expenses	753,014	(345,978)	1,334,234	1,741,270
Income (loss) before income tax expense (benefit)	$ 20,002,968	$ 23,780,397	$ (1,334,683)	$ 42,448,682

The following table displays the net premiums earned of the property and casualty insurance segment and the reinsurance segment for the three years ended December 31, 2012, by line of insurance.

	Year ended December 31,		
	2012	2011	2010
Property and casualty insurance segment			
Commercial lines:			
Automobile	**$ 76,361,648**	$ 67,110,580	$ 65,097,220
Property	**77,726,271**	69,239,781	65,380,689
Workers' compensation	**75,696,890**	68,323,060	63,539,473
Liability	**68,661,112**	60,455,101	58,180,559
Other	**7,613,899**	7,626,542	8,429,630
Total commercial lines	**306,059,820**	272,755,064	260,627,571
Personal lines:			
Automobile	**28,436,720**	27,514,345	25,383,097
Property	**22,020,416**	20,824,263	19,099,403
Liability	**621,730**	555,543	536,587
Total personal lines	**51,078,866**	48,894,151	45,019,087
Total property and casualty insurance	**$ 357,138,686**	$ 321,649,215	$ 305,646,658
Reinsurance segment			
Pro rata reinsurance:			
Property and casualty	**$ 6,231,955**	$ 9,398,123	$ 7,752,937
Property	**13,508,911**	13,798,857	14,650,486
Crop	**3,840,893**	5,681,196	3,246,597
Casualty	**1,171,245**	1,261,047	666,791
Marine/Aviation	**5,708,220**	889,350	668,275
Total pro rata reinsurance	**30,461,224**	31,028,573	26,985,086
Excess of loss reinsurance:			
Property	**59,537,028**	53,170,244	45,540,294
Casualty	**11,698,372**	10,561,260	10,929,859
Surety	**10,689**	(6,979)	20,253
Total excess of loss reinsurance	**71,246,089**	63,724,525	56,490,406
Total reinsurance	**$ 101,707,313**	$ 94,753,098	$ 83,475,492
Consolidated	**$ 458,845,999**	$ 416,402,313	$ 389,122,150

8. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and the estimated fair value of the Company's financial instruments are summarized below.

	Carrying amount	Estimated fair value
December 31,2012		
Assets:		
Fixed maturity securities available-for-sale:		
U.S. treasury	$ 4,984,902	$ 4,984,902
U.S. government-sponsored agencies	162,442,630	162,442,630
Obligations of states and political subdivisions	370,962,114	370,962,114
Commercial mortgage-backed	80,349,182	80,349,182
Residential mortgage-backed	47,789,604	47,789,604
Other asset-backed	11,286,848	11,286,848
Corporate	321,979,577	321,979,577
Total fixed maturity securities available-for-sale	999,794,857	999,794,857
Equity securities available-for-sale:		
Common stocks:		
Financial services	18,093,388	18,093,388
Information technology	16,925,764	16,925,764
Healthcare	19,023,849	19,023,849
Consumer staples	13,609,527	13,609,527
Consumer discretionary	17,090,547	17,090,547
Energy	19,430,330	19,430,330
Industrials	8,574,816	8,574,816
Other	18,681,440	18,681,440
Non-redeemable preferred stocks	8,864,164	8,864,164
Total equity securities available-for-sale	140,293,825	140,293,825
Short-term investments	53,418,914	53,418,914
Liabilities:		
Surplus notes	25,000,000	18,835,954

	Carrying amount	Estimated fair value
December 31,2011		
Assets:		
Fixed maturity securities available-for-sale:		
U.S. treasury	$ 5,011,250	$ 5,011,250
U.S. government-sponsored agencies	152,179,684	152,179,684
Obligations of states and political subdivisions	401,127,528	401,127,528
Commercial mortgage-backed	99,106,059	99,106,059
Residential mortgage-backed	21,902,112	21,902,112
Other asset-backed	11,942,191	11,942,191
Corporate	266,934,752	266,934,752
Total fixed maturity securities available-for-sale	958,203,576	958,203,576
Equity securities available-for-sale:		
Common stocks:		
Financial services	9,518,685	9,518,685
Information technology	17,818,367	17,818,367
Healthcare	16,237,164	16,237,164
Consumer staples	10,460,870	10,460,870
Consumer discretionary	13,710,379	13,710,379
Energy	19,947,029	19,947,029
Industrials	5,742,518	5,742,518
Other	12,916,041	12,916,041
Non-redeemable preferred stocks	4,949,000	4,949,000
Total equity securities available-for-sale	111,300,053	111,300,053
Short-term investments	42,628,926	42,628,926
Liabilities:		
Surplus notes	25,000,000	17,285,170

The estimated fair value of fixed maturity and equity securities is based on quoted market prices, where available. In cases where quoted market prices are not available, fair values are based on a variety of valuation techniques depending on the type of security.

Short-term investments generally include money market funds, U.S. Treasury bills and commercial paper. Short-term investments are carried at fair value, which approximates cost due to the highly liquid nature of the securities. Short-term securities are classified as Level 1 fair value measurements when the fair value can be validated by recent trades. When recent trades are not available, fair value is deemed to be the cost basis and the securities are classified as Level 2 fair value measurements.

The estimated fair value of the surplus notes is derived by discounting future expected cash flows at a rate deemed appropriate. The discount rate was set at the average of current yields-to-maturity on several insurance company surplus notes that are traded in observable markets, adjusted upward by 50 basis points to reflect illiquidity and perceived risk premium differences. Other assumptions include a 25 year term for the surplus notes (the surplus notes have no stated maturity date) and an interest rate that continues at the current rate (the rate is typically adjusted every five years and is based upon the then-current Federal Home Loan Bank borrowing rate for 5-year funds available to Employers Mutual).

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

Level 3 - Prices or valuation techniques that require significant unobservable inputs because observable inputs are not available. The unobservable inputs may reflect the Company's own judgments about the assumptions that market participants would use.

The Company uses an independent pricing source to obtain the estimated fair value of a majority of its securities, subject to an internal validation. The fair value is based on quoted market prices, where available. This is typically the case for equity securities and money market funds, which are accordingly classified as Level 1 fair value measurements. In cases where quoted market prices are not available, fair value is based on a variety of valuation techniques depending on the type of security. Fixed maturity securities and various short term investments in the Company's portfolio may not trade on a daily basis; however, observable inputs are utilized in their valuations, and these securities are therefore classified as Level 2 fair value measurements. Following is a brief description of the various pricing techniques used by the independent pricing source for different asset classes.

- U.S. Treasury securities (including bonds, notes, and bills) are priced according to a number of live data sources, including active market makers and inter-dealer brokers. Prices from these sources are reviewed based on the sources' historical accuracy for individual issues and maturity ranges.
- U.S. government-sponsored agencies and corporate securities (including fixed-rate corporate bonds and medium-term notes) are priced by determining a bullet (non-call) spread scale for each issuer for maturities going out to forty years. These spreads represent credit risk and are obtained from the new issue market, secondary trading, and dealer quotes. An option adjusted spread model is incorporated to adjust spreads of issues that have early redemption features. The final spread is then added to the U.S. Treasury curve.
- Obligations of states and political subdivisions are priced by tracking and analyzing actively quoted issues and reported trades, material event notices and benchmark yields. Municipal bonds with similar characteristics are grouped together into market sectors, and internal yield curves are constructed daily for these sectors. Individual bond evaluations are extrapolated from these sectors, with the ability to make individual spread adjustments for attributes such as discounts, premiums, alternative minimum tax, and/or whether or not the bond is callable.
- Mortgage-backed and asset-backed securities are first reviewed for the appropriate pricing speed (if prepayable), spread, yield and volatility. The securities are priced with models using spreads and other information solicited from Wall Street buy- and sell-side sources, including primary and secondary dealers, portfolio managers, and research analysts. To determine a tranche's price, first the benchmark yield is determined and adjusted for collateral performance, tranche level attributes and market conditions. Then the cash flow for each tranche is generated (using consensus prepayment speed assumptions including, as appropriate, a prepayment projection based on historical statistics of the underlying collateral). The tranche-level yield is used to discount the cash flows and generate the price. Depending on the characteristics of the tranche, a volatility-driven, multi-dimensional single cash flow stream model or an option-adjusted spread model may be used. When cash flows or other security structure or market information is not available, broker quotes may be used.

On a quarterly basis, the Company receives from its independent pricing service a list of fixed maturity securities, if any, that were priced solely from broker quotes. For these securities, fair value may be determined using the broker quotes, or by the Company using similar pricing techniques as the Company's independent pricing service. Depending on the level of observable inputs, these securities would be classified as Level 2 or Level 3 fair value measurements. At December 31, 2012 and 2011, the Company did not hold any fixed maturity securities that were priced solely from broker quotes.

A small number of the Company's securities are not priced by the independent pricing service. One is an equity security that is reported as a Level 3 fair value measurement at December 31, 2012 and 2011, since no reliable observable inputs are used in its valuation. This equity security continues to be reported at the fair value obtained from the Securities Valuation Office (SVO) of the National Association of Insurance Commissioners (NAIC). The SVO establishes a per share price for this security based on an annual review of that company's financial statements. This review is typically performed during the second quarter, and resulted in a fair value for the shares held by the Company of $2,401 and $2,250 at December 31, 2012 and 2011, respectively. The other securities not priced by the Company's independent pricing service at December 31, 2012 are three fixed maturity securities (one fixed maturity security was not priced by the Company's independent pricing service at December 31, 2011). These fixed maturity securities are classified as Level 2 fair value measurements. The fair values for these fixed maturity securities were obtained from the SVO and the Company's investment custodian using independent pricing services which utilize similar pricing techniques as the Company's independent pricing service.

Presented in the table below are the estimated fair values of the Company's financial instruments as of December 31, 2012 and 2011.

		Fair value measurements at December 31, 2012 using		
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial instruments reported at fair value on recurring basis:				
Assets:				
Fixed maturity securities available-for-sale:				
U.S. treasury	$ 4,984,902	$ -	$ 4,984,902	$ -
U.S. government-sponsored agencies	162,442,630	-	162,442,630	-
Obligations of states and political subdivisions	370,962,114	-	370,962,114	-
Commercial mortgage-backed	80,349,182	-	80,349,182	-
Residential mortgage-backed	47,789,604	-	47,789,604	-
Other asset-backed	11,286,848	-	11,286,848	-
Corporate	321,979,577	-	321,979,577	-
Total fixed maturity securities available-for-sale	999,794,857	-	999,794,857	-
Equity securities available-for-sale:				
Common stocks:				
Financial services	18,093,388	18,090,987	-	2,401
Information technology	16,925,764	16,925,764	-	-
Healthcare	19,023,849	19,023,849	-	-
Consumer staples	13,609,527	13,609,527	-	-
Consumer discretionary	17,090,547	17,090,547	-	-
Energy	19,430,330	19,430,330	-	-
Industrials	8,574,816	8,574,816	-	-
Other	18,681,440	18,681,440	-	-
Non-redeemable preferred stocks	8,864,164	8,864,164	-	-
Total equity securities available-for-sale	140,293,825	140,291,424	-	2,401
Short-term investments	53,418,914	42,062,664	11,356,250	-
Financial instruments not reported at fair value:				
Liabilities:				
Surplus notes	18,835,954	-	-	18,835,954

Description	Total	Fair value measurements at December 31, 2011 using		
		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial instruments reported at fair value on recurring basis:				
Assets:				
Fixed maturity securities available-for-sale:				
U.S. treasury	$ 5,011,250	$ -	$ 5,011,250	$ -
U.S. government-sponsored agencies	152,179,684	-	152,179,684	-
Obligations of states and political subdivisions	401,127,528	-	401,127,528	-
Commercial mortgage-backed	99,106,059	-	99,106,059	-
Residential mortgage-backed	21,902,112	-	21,902,112	-
Other asset-backed	11,942,191	-	11,942,191	-
Corporate	266,934,752	-	266,934,752	-
Total fixed maturity securities available-for-sale	958,203,576	-	958,203,576	-
Equity securities available-for-sale:				
Common stocks:				
Financial services	9,518,685	9,516,435	-	2,250
Information technology	17,818,367	17,818,367	-	-
Healthcare	16,237,164	16,237,164	-	-
Consumer staples	10,460,870	10,460,870	-	-
Consumer discretionary	13,710,379	13,710,379	-	-
Energy	19,947,029	19,947,029	-	-
Industrials	5,742,518	5,742,518	-	-
Other	12,916,041	12,916,041	-	-
Non-redeemable preferred stocks	4,949,000	4,949,000	-	-
Total equity securities available-for-sale	111,300,053	111,297,803	-	2,250
Short-term investments	42,628,926	42,628,926	-	-
Financial instruments not reported at fair value:				
Liabilities:				
Surplus notes	17,285,170	-	-	17,285,170

Presented in the table below is a reconciliation of the assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2012 and 2011. Any unrealized gains or losses on these securities are recognized in other comprehensive income. Any gains or losses from disposals or impairments of these securities are reported as realized investment gains or losses in net income.

	Fair value measurements using significant unobservable inputs (Level 3)	
	Equity securities available-for-sale, financial services	Total
Balance at December 31, 2010	$ 2,130	$ 2,130
Unrealized gains included in other comprehensive income	120	120
Balance at December 31, 2011	2,250	2,250
Unrealized gains included in other comprehensive income	151	151
Balance at December 31, 2012	$ 2,401	$ 2,401

There were no transfers into or out of Levels 1 or 2 during 2012 or 2011. It is the Company's policy to recognize transfers between levels at the beginning of the reporting period.

9. INVESTMENTS

Investments of the Company's insurance subsidiaries are subject to the insurance laws of the state of their incorporation. These laws prescribe the kind, quality and concentration of investments that may be made by insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks and real estate mortgages. The Company believes that it is in compliance with these laws.

The amortized cost and estimated fair value of securities available-for-sale as of December 31, 2012 and 2011 are as follows. All securities are classified as available-for-sale and are carried at fair value.

December 31, 2012	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury	$ 4,697,762	$ 287,140	$ -	$ 4,984,902
U.S. government-sponsored agencies	159,548,303	3,228,302	333,975	162,442,630
Obligations of states and political subdivisions	335,188,220	35,776,373	2,479	370,962,114
Commercial mortgage-backed	69,952,036	10,412,989	15,843	80,349,182
Residential mortgage-backed	46,286,598	1,777,113	274,107	47,789,604
Other asset-backed	9,720,662	1,566,186	-	11,286,848
Corporate	295,450,358	26,774,604	245,385	321,979,577
Total fixed maturity securities	920,843,939	79,822,707	871,789	999,794,857
Equity securities:				
Common stocks:				
Financial services	14,496,766	3,630,544	33,922	18,093,388
Information technology	12,331,378	4,722,076	127,690	16,925,764
Healthcare	14,823,967	4,199,882	-	19,023,849
Consumer staples	12,019,892	1,593,039	3,404	13,609,527
Consumer discretionary	10,829,547	6,261,000	-	17,090,547
Energy	14,629,926	4,800,404	-	19,430,330
Industrials	7,638,633	936,183	-	8,574,816
Other	16,749,417	2,215,172	283,149	18,681,440
Non-redeemable preferred stocks	8,332,437	647,727	116,000	8,864,164
Total equity securities	111,851,963	29,006,027	564,165	140,293,825
Total securities available-for-sale	$ 1,032,695,902	$ 108,828,734	$ 1,435,954	$ 1,140,088,682

December 31, 2011	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Securities available-for-sale:				
Fixed maturity securities:				
U.S. treasury	$ 4,681,611	$ 329,639	$ -	$ 5,011,250
U.S. government-sponsored agencies	149,016,862	3,162,822	-	152,179,684
Obligations of states and political subdivisions	373,597,081	27,530,447	-	401,127,528
Commercial mortgage-backed	89,452,202	9,694,648	40,791	99,106,059
Residential mortgage-backed	20,740,802	1,191,625	30,315	21,902,112
Other asset-backed	10,440,167	1,502,024	-	11,942,191
Corporate	252,010,891	16,438,873	1,515,012	266,934,752
Total fixed maturity securities	899,939,616	59,850,078	1,586,118	958,203,576
Equity securities:				
Common stocks:				
Financial services	8,479,330	1,055,486	16,131	9,518,685
Information technology	12,757,833	5,165,021	104,487	17,818,367
Healthcare	13,150,669	3,090,110	3,615	16,237,164
Consumer staples	9,572,447	896,769	8,346	10,460,870
Consumer discretionary	9,054,299	4,675,095	19,015	13,710,379
Energy	15,932,242	4,029,892	15,105	19,947,029
Industrials	4,983,996	802,862	44,340	5,742,518
Other	11,774,715	1,164,832	23,506	12,916,041
Non-redeemable preferred stocks	5,160,600	232,400	444,000	4,949,000
Total equity securities	90,866,131	21,112,467	678,545	111,300,053
Total securities available-for-sale	$ 990,805,747	$ 80,962,545	$ 2,264,663	$ 1,069,503,629

The following table sets forth the estimated fair value and gross unrealized losses associated with investment securities that were in an unrealized loss position as of December 31, 2012 and 2011, listed by length of time the securities were in an unrealized loss position.

December 31, 2012	Less than twelve months		Twelve months or longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Fixed maturity securities:						
U.S. government-sponsored agencies	**$ 33,950,271**	**$ 333,975**	**$ -**	**$ -**	**$ 33,950,271**	**$ 333,975**
Obligations of states and political subdivisions	**3,234,180**	**2,479**	**-**	**-**	**3,234,180**	**2,479**
Commercial mortgage-backed	**3,773,043**	**15,843**	**-**	**-**	**3,773,043**	**15,843**
Residential mortgage-backed	**5,303,741**	**274,107**	**-**	**-**	**5,303,741**	**274,107**
Corporate	**17,567,579**	**245,385**	**-**	**-**	**17,567,579**	**245,385**
Total, fixed maturity securities	**63,828,814**	**871,789**	**-**	**-**	**63,828,814**	**871,789**
Equity securities:						
Common stocks:						
Financial services	**881,580**	**33,922**	**-**	**-**	**881,580**	**33,922**
Information technology	**1,435,122**	**127,690**	**-**	**-**	**1,435,122**	**127,690**
Consumer staples	**90,080**	**3,404**	**-**	**-**	**90,080**	**3,404**
Other	**2,403,683**	**283,149**	**-**	**-**	**2,403,683**	**283,149**
Non-redeemable preferred stocks	**-**	**-**	**1,884,000**	**116,000**	**1,884,000**	**116,000**
Total, equity securities	**4,810,465**	**448,165**	**1,884,000**	**116,000**	**6,694,465**	**564,165**
Total temporarily impaired securities	**$ 68,639,279**	**$ 1,319,954**	**$ 1,884,000**	**$ 116,000**	**$ 70,523,279**	**$ 1,435,954**

December 31, 2011	Less than twelve months		Twelve months or longer		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Fixed maturity securities:						
Commercial mortgage-backed	$ 8,865,991	$ 30,729	$ 2,987,967	$ 10,062	$ 11,853,958	$ 40,791
Residential mortgage-backed	-	-	471,941	30,315	471,941	30,315
Corporate	40,789,555	1,332,242	817,500	182,770	41,607,055	1,515,012
Total, fixed maturity securities	49,655,546	1,362,971	4,277,408	223,147	53,932,954	1,586,118
Equity securities:						
Common stocks:						
Financial services	853,572	16,131	-	-	853,572	16,131
Information technology	3,074,796	101,096	49,324	3,391	3,124,120	104,487
Healthcare	1,912,273	3,615	-	-	1,912,273	3,615
Consumer staples	1,259,440	8,346	-	-	1,259,440	8,346
Consumer discretionary	191,508	19,015	-	-	191,508	19,015
Energy	712,268	15,105	-	-	712,268	15,105
Industrials	1,486,762	44,340	-	-	1,486,762	44,340
Other	1,053,572	23,506	-	-	1,053,572	23,506
Non-redeemable preferred stocks	-	-	1,556,000	444,000	1,556,000	444,000
Total, equity securities	10,544,191	231,154	1,605,324	447,391	12,149,515	678,545
Total temporarily impaired securities	$ 60,199,737	$ 1,594,125	$ 5,882,732	$ 670,538	$ 66,082,469	$ 2,264,663

Unrealized losses on fixed maturity securities are not associated with any one category at December 31, 2012. Most of these securities are considered investment grade by credit rating agencies. Because management does not intend to sell these securities, does not believe it will be required to sell these securities before recovery, and believes it will collect the amounts due on these securities, it was determined that these securities were not "other-than-temporarily" impaired at December 31, 2012.

The unrealized losses on common stocks at December 31, 2012 are not concentrated in a particular sector or an individual security. The Company believes the unrealized losses on common stocks are primarily due to general fluctuations in the equity markets. Because the Company has the ability and intent to hold these securities for a reasonable amount of time to allow for recovery, it was determined that these securities were not "other-than-temporarily" impaired at December 31, 2012.

All of the Company's preferred stock holdings are perpetual preferred stocks. The Company evaluates perpetual preferred stocks with unrealized losses for "other-than-temporary" impairment similar to fixed maturity securities since they have debt-like characteristics such as periodic cash flows in the form of dividends and call features, are rated by rating agencies and are priced like other long-term callable fixed maturity securities. There was no evidence of any credit deterioration in the issuers of the preferred stocks and the Company does not intend to sell these securities before recovery, nor does it believe it will be required to sell these securities before recovery; therefore, it was determined that these securities were not "other-than-temporarily" impaired at December 31, 2012.

The amortized cost and estimated fair value of fixed maturity securities at December 31, 2012, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized cost	Estimated fair value
Securities available-for-sale:		
Due in one year or less	**$ 15,429,447**	**$ 15,796,205**
Due after one year through five years	**149,835,889**	**159,814,436**
Due after five years through ten years	**150,473,582**	**168,557,989**
Due after ten years	**488,866,387**	**527,487,441**
Mortgage-backed securities	**116,238,634**	**128,138,786**
Totals	**$ 920,843,939**	**$ 999,794,857**

A summary of realized investment gains and (losses) is as follows:

	Year ended December 31,		
	2012	2011	2010
Fixed maturity securities held-to-maturity:			
Gross realized investment gains	**$ -**	$ 47,077	$ -
Fixed maturity securities available-for-sale:			
Gross realized investment gains	**795,199**	1,236,302	1,325,345
Gross realized investment losses	**(9,777)**	(572,071)	(87,082)
"Other-than-temporary" impairments	**-**	(221,956)	(204,045)
Equity securities available-for-sale:			
Gross realized investment gains	**9,983,532**	18,604,135	5,794,677
Gross realized investment losses	**(2,566,303)**	(4,052,016)	(779,861)
"Other-than-temporary" impairments	**(185,623)**	(5,738,178)	(2,180,231)
Totals	**$ 8,017,028**	$ 9,303,293	$ 3,868,803

Gains and losses realized on the disposition of investments are included in net income. The cost of investments sold is determined on the specific identification method using the highest cost basis first. During the fourth quarter of 2011, the Company sold all of its held-to-maturity securities, which consisted solely of small balances remaining on Government National Mortgage Association (GNMA) securities. These securities were ultimately purchased by GNMA, who repackaged them into a single security and resold them through a broker to the Company on the same day. The transaction was conducted to improve administrative efficiency, increase liquidity and reduce custodial costs. The amounts reported as "other-than-temporary" impairments do not include any individually significant items.

The following table is a roll forward of the cumulative credit losses on fixed maturity securities that have been recognized in earnings from "other-than-temporary" impairments. Note that this table only includes the credit loss component of "other-than-temporary" impairments, and does not include the non-credit loss component of impairments (which is recognized through "other comprehensive income") or impairments that are recognized through earnings in their entirety (not subject to bifurcation between credit and non-credit components). During the first quarter of 2010, the Company determined that the credit loss associated with a previously impaired residential mortgage-backed security increased, resulting in additional impairment loss recognized in earnings in the first quarter of 2010. During the second quarter of 2011, management determined that it would sell certain residential mortgage-backed securities that were in an unrealized loss position, resulting in the recognition of the non-credit loss component of the impairments through earnings.

	Year ended December 31,		
	2012	2011	2010
Balance at beginning of year	**$ -**	$ 207,854	$ 87,315
Additional credit loss for which an "other-than-temporary" impairment loss was previously recognized	**-**	-	120,539
Reduction for credit loss associated with previously recognized "other-than-temporary" impairment due to management's intent to sell the security	**-**	(207,854)	-
Balance at end of year	**$ -**	$ -	$ 207,854

A summary of net investment income is as follows:

	Year ended December 31,		
	2012	**2011**	2010
Interest on fixed maturity securities	**$ 41,699,293**	**$ 44,874,829**	$ 48,661,716
Dividends on equity securities	**3,851,932**	**2,361,929**	1,969,281
Interest on short-term investments	**187,480**	**143,529**	137,745
Interest on long-term investments	**11,584**	**27,472**	26,437
Fees from securities lending	**-**	**-**	195
Total investment income	**45,750,289**	**47,407,759**	50,795,374
Investment expenses	**(1,605,215)**	**(1,296,834)**	(1,306,159)
Net investment income	**$ 44,145,074**	**$ 46,110,925**	$ 49,489,215

A summary of net changes in unrealized holding gains (losses) on securities available-for-sale is as follows:

	Year ended December 31,		
	2012	2011	2010
Fixed maturity securities	**$ 20,686,958**	$ 26,309,716	$ 4,968,032
Deferred income tax expense	**7,240,435**	9,208,402	1,738,811
Total fixed maturity securities	**13,446,523**	17,101,314	3,229,221
Equity securities	**8,007,940**	(4,984,021)	8,342,884
Deferred income tax expense (benefit)	**2,802,780**	(1,744,407)	2,920,009
Total equity securities	**5,205,160**	(3,239,614)	5,422,875
Total available-for-sale securities	**$ 18,651,683**	$ 13,861,700	$ 8,652,096

10. INCOME TAXES

Temporary differences between the consolidated financial statement carrying amount and tax basis of assets and liabilities that give rise to significant portions of the deferred income tax asset (liability) at December 31, 2012 and 2011 are as follows:

	December 31,	
	2012	**2011**
Loss reserve discounting	**$ 18,669,516**	$ 20,055,111
Unearned premium reserve limitation	**13,372,124**	11,989,717
Retirement benefits	**9,388,387**	9,862,263
Other policyholders' funds payable	**2,119,289**	1,771,406
Minimum tax credits	**-**	1,051,205
"Other-than-temporarily" impaired securities held	**356,976**	572,526
Other, net	**1,369,711**	1,299,889
Total deferred income tax asset	**45,276,003**	46,602,117
Net unrealized holding gains on investment securities	**(37,587,475)**	(27,544,260)
Deferred policy acquisition costs	**(12,048,958)**	(10,797,400)
Other, net	**(1,992,260)**	(1,549,538)
Total deferred income tax liability	**(51,628,693)**	(39,891,198)
Net deferred income tax asset (liability)	**$ (6,352,690)**	$ 6,710,919

Based upon anticipated future taxable income and consideration of all other available evidence, management believes that it is “more likely than not” that the Company’s deferred income tax assets will be realized.

The actual income tax expense (benefit) for the years ended December 31, 2012, 2011 and 2010 differed from the "expected" income tax expense (benefit) for those years (computed by applying the United States federal corporate tax rate of 35 percent to income (loss) before income tax expense (benefit)) as follows:

	Year ended December 31,		
	2012	2011	2010
Computed "expected" income tax expense (benefit)	**$ 18,071,765**	$ (3,847,032)	$ 14,857,038
Increases (decreases) in tax resulting from:			
Tax-exempt interest income	**(4,432,861)**	(4,636,716)	(4,931,396)
Dividends received deduction	**(722,900)**	(516,691)	(478,528)
Proration of tax-exempt interest and dividends received deduction	**773,364**	773,011	811,489
Elimination of deduction for Medicare Part D retiree drug subsidy	**-**	-	794,383
Other, net	**(22,183)**	(26,810)	47,125
Income tax expense (benefit)	**$ 13,667,185**	$ (8,254,238)	$ 11,100,111

As a result of the Patient Protection and Affordable Care Act (H.R. 3590) and the follow-up Health Care and Education Reconciliation Act of 2010 (H.R. 4872) signed into law on March 23, 2010 and March 30, 2010, respectively (the "Acts"), beginning in 2013 the Company will no longer be able to claim a tax deduction for drug expenses that are reimbursed under the Medicare Part D retiree drug subsidy program. Although this tax change does not take effect until 2013, the Company was required to recognize the financial impact of this tax change in the period in which the Acts were signed, thus the Company eliminated the associated deferred tax asset during the first quarter of 2010.

Comprehensive income tax expense (benefit) included in the consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 is as follows:

	Year ended December 31,		
	2012	2011	2010
Income tax expense (benefit) on:			
Operations	**$ 13,667,185**	$ (8,254,238)	$ 11,100,111
Change in unrealized holding gains on investment securities	**10,043,215**	7,463,995	4,658,820
Change in funded status of retirement benefit plans:			
Pension plans	**597,802**	(3,132,777)	668,041
Postretirement benefit plans	**349,988**	(2,799,278)	(780,555)
Comprehensive income tax expense (benefit)	**$ 24,658,190**	$ (6,722,298)	$ 15,646,417

The Company had no provision for uncertain income tax positions at December 31, 2012 or 2011. The Company recognized $3,359 and $9,396 of interest income related to U.S. federal income taxes during 2012 and 2011, respectively. The Company did not recognize any interest or other penalties related to U.S. federal or state income taxes during 2012, 2011 or 2010. It is the Company's accounting policy to reflect income tax penalties as other expense, and interest as interest expense.

The Company files a U.S. federal income tax return, along with various states income tax returns. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2009.

11. SURPLUS NOTES

The Company's property and casualty insurance subsidiaries have $25,000,000 of surplus notes issued to Employers Mutual at an interest rate of 3.60 percent. The Inter-Company Committees of the boards of directors of the Company and Employers Mutual approved a reduction in the interest rate on the outstanding notes to 1.35 percent effective February 1, 2013 subject to regulatory approval. Reviews of the interest rate are conducted by the Inter-Company Committees every five years, with the next review due in 2018. Payments of interest and repayments of principal can only be made out of the applicable subsidiary's statutory surplus and is subject to prior approval by the insurance commissioner of the respective states of domicile. The surplus notes are subordinate and junior in right of payment to all obligations or liabilities of the applicable insurance subsidiaries. Total interest expense incurred on these surplus notes was $900,000 in each of the years 2012, 2011 and 2010. At December 31, 2012, the Company's property and casualty insurance subsidiaries had received approval for the payment of interest accrued on the surplus notes during 2012.

12. EMPLOYEE RETIREMENT PLANS

Employers Mutual has various employee benefit plans, including two defined benefit pension plans and two postretirement benefit plans, that provide retiree healthcare and life insurance coverage.

Employers Mutual's pension plans include a qualified defined benefit pension plan and a non-qualified defined benefit supplemental pension plan. The qualified defined benefit plan covers substantially all of its employees. This plan is funded by employer contributions and provides benefits under two different formulas, depending on an employee's age and date of service. Benefits generally vest after three years of service or the attainment of 55 years of age. It is Employers Mutual's funding policy to make contributions sufficient to be in compliance with minimum regulatory funding requirements plus additional amounts as determined by management.

Employers Mutual's non-qualified defined benefit supplemental pension plan provides retirement benefits for a select group of management and highly-compensated employees. This plan enables select employees to receive retirement benefits without the limit on compensation imposed on qualified defined benefit pension plans by the Internal Revenue Service (IRS) and to recognize compensation that has been deferred in the determination of retirement benefits. The plan is unfunded and benefits generally vest after three years of service.

Employers Mutual also offers postretirement benefit plans which provide certain health care and life insurance benefits for retired employees. Substantially all of its employees may become eligible for those benefits if they reach normal retirement age and have attained the required length of service while working for Employers Mutual. The health care postretirement plan requires contributions from participants and contains certain cost sharing provisions such as coinsurance and deductibles. The life insurance plan is noncontributory. The benefits provided under both plans are subject to change.

Employers Mutual maintains a Voluntary Employee Beneficiary Association (VEBA) trust which accumulates funds for the payment of postretirement health care and life insurance benefits. Contributions to the VEBA trust are used to fund the projected postretirement benefit obligation, as well as pay current year benefits.

The following table sets forth the funded status of Employers Mutual's pension and postretirement benefit plans as of December 31, 2012 and 2011, based upon measurement dates of December 31, 2012 and 2011, respectively.

	Pension plans		Postretirement benefit plans	
	2012	**2011**	**2012**	2011
Change in projected benefit obligation:				
Benefit obligation at beginning of year	**$ 225,100,396**	**$ 202,338,953**	**$ 144,354,348**	$ 110,871,237
Service cost	**12,386,021**	**11,527,452**	**6,150,118**	4,602,488
Interest cost	**8,818,790**	**9,703,193**	**6,536,842**	5,998,581
Actuarial loss	**14,251,377**	**13,663,453**	**4,086,259**	25,540,194
Benefits paid	**(13,266,503)**	**(12,132,655)**	**(2,787,354)**	(2,909,110)
Medicare subsidy reimbursements	**-**	**-**	**579,650**	250,958
Plan amendments	**-**	**-**	**(3,817,848)**	-
Projected benefit obligation at end of year	**247,290,081**	**225,100,396**	**155,102,015**	144,354,348
Change in plan assets:				
Fair value of plan assets at beginning of year	**209,926,692**	**208,419,480**	**53,446,305**	48,684,444
Actual return on plan assets	**27,715,290**	**(4,274,435)**	**5,656,128**	(329,029)
Employer contributions	**15,658,403**	**17,914,302**	**1,500,000**	8,000,000
Benefits paid	**(13,266,503)**	**(12,132,655)**	**(2,787,354)**	(2,909,110)
Fair value of plan assets at end of year	**240,033,882**	**209,926,692**	**57,815,079**	53,446,305
Funded status	**$ (7,256,199)**	**$ (15,173,704)**	**$ (97,286,936)**	$ (90,908,043)

The following tables set forth the amounts recognized in the Company's financial statements as a result of the property and casualty insurance subsidiaries' aggregate 30 percent participation in the pooling agreement and amounts allocated to the reinsurance subsidiary as of December 31, 2012 and 2011:

Amounts recognized in the Company's consolidated balance sheets:

	Pension plans		Postretirement benefit plans	
	2012	2011	**2012**	2011
Assets:				
Prepaid pension benefits	**$ 1,413,104**	$ -	**$ -**	$ -
Liability:				
Pension and postretirement benefits	**(3,800,987)**	(4,779,344)	**(26,913,646)**	(24,892,491)
Net amount recognized	**$ (2,387,883)**	$ (4,779,344)	**$ (26,913,646)**	$ (24,892,491)

Amounts recognized in the Company's consolidated balance sheets under the caption "accumulated other comprehensive income", before deferred income taxes:

	Pension plans		Postretirement benefit plans	
	2012	2011	**2012**	2011
Net actuarial loss	**$ (23,299,008)**	$ (24,919,034)	**$ (15,133,387)**	$ (15,625,079)
Prior service (cost) credit	**(49,643)**	(137,624)	**4,554,453**	4,046,180
Net amount recognized	**$ (23,348,651)**	$ (25,056,658)	**$ (10,578,934)**	$ (11,578,899)

During 2013, the Company will amortize $1,810,445 of net actuarial loss and $15,505 of prior service cost associated with the pension plans into net periodic benefit cost. In addition, the Company will amortize $723,688 of prior service credit and $1,054,826 of net actuarial loss associated with the postretirement benefit plans into net periodic postretirement benefit cost in 2013.

Amounts recognized in the Company's consolidated statements of comprehensive income:

	Pension plans		Postretirement benefit plans	
	2012	2011	**2012**	2011
Net actuarial gain (loss)	**$ 1,620,026**	$ (9,080,689)	**$ 491,692**	$ (7,433,767)
Prior service (cost) credit	**87,981**	129,893	**508,273**	(564,169)
Net amount recognized	**$ 1,708,007**	$ (8,950,796)	**$ 999,965**	$ (7,997,936)

The following table sets forth the projected benefit obligation, accumulated benefit obligation and fair value of plan assets of Employers Mutual's non-qualified pension plan. The amounts related to the qualified pension plan are not included since the plan assets exceeded the accumulated benefit obligation.

	Year ended December 31,	
	2012	2011
Projected benefit obligation	**$ 11,931,828**	$ 11,871,591
Accumulated benefit obligation	**10,889,563**	10,466,653
Fair value of plan assets	**-**	-

The components of net periodic benefit cost for Employers Mutual's pension and postretirement benefit plans is as follows:

	Year ended December 31,		
	2012	2011	2010
Pension plans:			
Service cost	**$ 12,386,021**	$ 11,527,452	$ 10,717,698
Interest cost	**8,818,790**	9,703,193	9,970,477
Expected return on plan assets	**(14,925,445)**	(15,506,042)	(12,676,990)
Amortization of net actuarial loss	**6,808,576**	3,528,096	3,995,656
Amortization of prior service cost	**291,152**	432,134	452,080
Net periodic pension benefit cost	**$ 13,379,094**	$ 9,684,833	$ 12,458,921
Postretirement benefit plans:			
Service cost	**$ 6,150,118**	$ 4,602,488	$ 3,931,601
Interest cost	**6,536,842**	5,998,581	5,533,758
Expected return on plan assets	**(3,219,175)**	(2,929,894)	(2,952,489)
Amortization of net actuarial loss	**4,008,614**	1,776,849	1,350,949
Amortization of prior service credit	**(2,131,256)**	(2,131,256)	(2,131,256)
Net periodic postretirement benefit cost	**$ 11,345,143**	$ 7,316,768	$ 5,732,563

Net periodic pension benefit cost allocated to the Company amounted to $4,115,440, $2,983,679 and $3,842,291 in 2012, 2011 and 2010, respectively. Net periodic postretirement benefit cost allocated to the Company for the years ended December 31, 2012, 2011 and 2010 was $3,287,184, $2,111,176 and $1,639,727, respectively.

The weighted-average assumptions used to measure the benefit obligations are as follows:

	Year ended December 31,	
	2012	2011
Pension plans:		
Discount rate	**3.24%**	4.13%
Rate of compensation increase:		
Qualified pension plan	**4.73%**	4.73%
Non-qualified pension plan	**4.68%**	4.68%
Postretirement benefit plans:		
Discount rate	**4.03%**	4.59%

The weighted-average assumptions used to measure the net periodic benefit costs are as follows:

	Year ended December 31,		
	2012	2011	2010
Pension plans:			
Discount rate	**4.13%**	5.00%	5.75%
Expected long-term rate of return on plan assets	**7.25%**	7.50%	7.50%
Rate of compensation increase:			
Qualified pension plan	**4.73%**	4.73%	4.73%
Non-qualified pension plan	**4.68%**	4.68%	4.68%
Postretirement benefit plans:			
Discount rate	**4.59%**	5.50%	6.00%
Expected long-term rate of return on plan assets	**6.25%**	6.25%	6.75%

The expected long-term rates of return on plan assets were developed considering actual historical results, current and expected market conditions, plan asset mix and management's investment strategy.

	Year ended December 31,	
	2012	2011
Assumed health care cost trend rate:		
Health care cost trend rate assumed for next year	**7.75%**	8.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate	**2024**	2024

The assumed health care cost trend rate has a significant effect on the service and interest cost components of the net periodic benefit cost and the benefit obligation reported for the postretirement benefit plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects on the plan:

	One-percentage-point	
	Increase	Decrease
Effect on total of service and interest cost	$ 2,560,009	$ (1,995,552)
Effect on postretirement benefit obligation	$ 26,098,185	$(20,729,372)

The following benefit payments, which reflect expected future service, are expected to be paid from the plans over the next ten years:

	Pension benefits	Postretirement benefits		
		Gross	Medicare subsidy	Net
2013	$ 23,099,747	$ 4,414,075	$ 506,996	$ 3,907,079
2014	22,179,827	4,929,149	584,099	4,345,050
2015	23,876,732	5,547,788	678,840	4,868,948
2016	20,412,323	6,110,892	786,948	5,323,944
2017	21,270,889	6,726,980	892,766	5,834,214
2018 - 2022	121,259,186	43,348,425	6,529,249	36,819,176

Employers Mutual manages the VEBA trust assets internally. The portfolio is currently in the funding stage, with the expectation that over time, contributions, investment returns and life insurance death benefits will be large enough to cover current and future expenses. As such, an emphasis is placed on asset accumulation, with current income generation secondary.

Assets contained in the VEBA trust to fund Employers Mutual's postretirement benefit obligations are currently invested in universal life insurance policies (issued by EMC National Life Company, an affiliate of Employers Mutual), mutual funds and an exchange-traded fund (ETF). The mutual funds are fixed income, international equity and domestic equity funds. The ETF is an emerging markets fund.

See Note 8 for a discussion on fair value measurement. The following is a description of the fair value pricing techniques used for the asset classes of Employers Mutual's VEBA trust.

- Money Market Fund: Valued at amortized cost, which approximates fair value. Under this method, investments purchased at a discount or premium are valued by accreting or amortizing the difference between the original purchase price and maturity value of the issue over the period to maturity. The net asset value of each share held by the trust at year-end was $1.00.

- Mutual Funds: Valued at the net asset value of shares held by the trust at year-end. For purposes of calculating the net asset value, portfolio securities and other assets for which market quotes are readily available are valued at fair value. Fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or independent pricing services.

- ETF: Valued at the closing price from the applicable exchange.

- Life Insurance Contract: Valued at the cash accumulation value, which approximates fair value.

The fair values of the assets held in Employers Mutual's VEBA trust are as follows:

Description	Total	Fair value measurements at December 31, 2012 using Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Money market fund	$ 2,478,233	$ 2,478,233	$ -	$ -
Emerging markets ETF	3,489,949	3,489,949	-	-
Mutual funds:				
Equity	29,398,816	29,398,816	-	-
Tax-exempt fixed income	2,908,889	2,908,889	-	-
International equity	6,666,766	6,666,766	-	-
Life insurance contracts	12,872,426	-	-	12,872,426
	$ 57,815,079	$ 44,942,653	$ -	$ 12,872,426

Description	Total	Fair value measurements at December 31, 2011 using Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Money market fund	$ 8,257,236	$ 8,257,236	$ -	$ -
Emerging markets ETF	2,113,395	2,113,395	-	-
Mutual funds:				
Equity	22,712,199	22,712,199	-	-
Tax-exempt fixed income	2,563,139	2,563,139	-	-
International equity	5,309,728	5,309,728	-	-
Life insurance contracts	12,490,608	-	-	12,490,608
	$ 53,446,305	$ 40,955,697	$ -	$ 12,490,608

Presented below is a reconciliation of the assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31, 2012 and 2011.

	Fair value measurements using significant unobservable inputs (Level 3) Life insurance contracts 2012	2011
Balance at beginning of year	$ 12,490,608	$ 12,125,868
Actual return on plan assets:		
Increase in cash accumulation value of life insurance contracts	381,818	364,740
Balance at end of year	$ 12,872,426	$ 12,490,608

Employers Mutual uses Global Portfolio Strategies, Inc. to advise on the asset allocation strategy for its qualified pension plan. The asset allocation strategy and process of Global Portfolio Strategies, Inc. uses a diversified allocation of equity, debt and real estate exposures that is customized to the plan's payment risk and return targets.

Global Portfolio Strategies, Inc. reviews the plan's assets and liabilities in relation to expectations of long-term market performance and liability development to determine the appropriate asset allocation. The data for the contributions and emerging liabilities is provided from the plan's actuarial valuation, while the current asset and monthly benefit payment data is provided by the plan record keeper.

The following is a description of the fair value pricing techniques used for the asset classes of Employers Mutual's qualified pension plan.

- Pooled Separate Accounts: Each of the funds held by the Plan is in a pooled or commingled investment vehicle that is maintained by the fund sponsor, each with many investors. The Plan asset is represented by a "unit of account" and a per unit value, much like a mutual fund, whose value is the accumulated value of the underlying investments. The sponsor of the fund specifies the source(s) used for the underlying investment asset prices and the protocol used to value each fund. These underlying investments are valued in the following ways:

    - Short-Term Funds are comprised of short-term securities that are valued initially at cost and thereafter adjusted for amortization of any discount or premium.
    - U.S. Stock Funds are comprised of domestic equity securities that are priced using the closing price from the applicable exchange.
    - International Stock Funds are comprised of international equity securities that are priced using the closing price from the appropriate local stock exchange(s). An independent pricing service is also used to seek updated prices in the event there are material market movements between local stock exchange closing time and portfolio valuation time.
    - U.S. Bond Funds are comprised of domestic fixed income securities. These securities are priced using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Market indices and industry and economic events are monitored.

- Real Estate Securities Fund: Valued at the net asset value of shares held by the Plan at year-end. For purposes of calculating the net asset value, portfolio securities and other assets for which market quotes are readily available are valued at fair value. Fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or independent pricing services.

- Bond and Mortgage Separate Account: Invests mainly in fixed income securities such as asset-backed securities, residential mortgage-backed securities, commercial mortgage-backed securities and corporate bonds. Securities are priced by an independent pricing service using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. Market indices and industry and economic events are also monitored.

The fair values of the assets held in Employers Mutual's defined benefit retirement plan are as follows:

		Fair value measurements at December 31, 2012 using		
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Bond and mortgage separate account	$ 29,689,019	$ -	$ 29,689,019	$ -
Pooled separate accounts:				
U.S. stock funds	123,183,685	-	123,183,685	-
International stock funds	46,927,216	-	46,927,216	-
U.S. bond funds	34,412,351	-	34,412,351	-
Short-term funds	1,199,931	-	1,199,931	-
Real estate securities fund	4,621,680	4,621,680	-	-
	$ 240,033,882	$ 4,621,680	$ 235,412,202	$ -

		Fair value measurements at December 31, 2011 using		
Description	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Bond and mortgage separate account	$ 29,850,049	$ -	$ 29,850,049	$ -
Pooled separate accounts:				
U.S. stock funds	109,097,915	-	109,097,915	-
International stock funds	35,955,255	-	35,955,255	-
U.S. bond funds	23,705,875	-	23,705,875	-
Short-term funds	2,968,750	-	2,968,750	-
Real estate securities fund	8,348,848	8,348,848	-	-
	$ 209,926,692	$ 8,348,848	$ 201,577,844	$ -

Employers Mutual plans to contribute approximately $15,000,000 to the pension plan and $4,000,000 to the VEBA trust in 2013.

The Company participates in other benefit plans sponsored by Employers Mutual, including its 401(k) Plan, Board and Executive Non-Qualified Excess Plans and Defined Contribution Supplemental Executive Retirement Plan. The Company's share of expenses for these plans amounted to $1,822,925, $1,523,675 and $1,428,369 in 2012, 2011 and 2010, respectively.

13. STOCK -BASED COMPENSATION

The Company has no stock-based compensation plans of its own; however, Employers Mutual has several stock plans which utilize the common stock of the Company. Employers Mutual can provide the common stock required under its plans by: 1) using shares of common stock that it currently owns; 2) purchasing common stock on the open market; or 3) directly purchasing common stock from the Company at the current fair value. Employers Mutual has historically purchased common stock from the Company for use in its stock plans and its non-employee director stock option plan. Employers Mutual generally purchases common stock on the open market to fulfill its obligations under its employee stock purchase plan.

Stock Plans

Employers Mutual maintains two separate stock plans for the benefit of officers and key employees of Employers Mutual and its subsidiaries. A total of 1,500,000 shares of the Company's common stock have been reserved for issuance under the 2003 Employers Mutual Casualty Company Incentive Stock Option Plan (2003 Plan) and a total of 2,000,000 shares have been reserved for issuance under the 2007 Employers Mutual Casualty Company Stock Incentive Plan (2007 Plan). A third stock plan, the 1993 Employers Mutual Casualty Company Incentive Stock Option Plan (1993 Plan), is no longer active. The time period for exercising options granted under the 1993 Plan expired during 2012. A total of 105,120 shares reserved for issuance under the 1993 Plan will be deregistered in 2013.

The 2003 Plan permitted the issuance of incentive stock options only, while the 2007 Plan permits the issuance of performance shares, performance units, and other stock-based awards, in addition to qualified (incentive) and non-qualified stock options, stock appreciation rights, restricted stock and restricted stock units. Both plans provide for a ten-year time limit for granting awards. No additional options will be granted under the 2003 Plan now that Employers Mutual is utilizing the 2007 Plan. Options granted under the plans generally have a vesting period of five years, with options becoming exercisable in equal annual cumulative increments commencing on the first anniversary of the option grant. Option prices cannot be less than the fair value of the common stock on the date of grant.

The Senior Executive Compensation and Stock Option Committee (the "Committee") of Employers Mutual's Board of Directors (the "Board") grants the awards and is the administrator of the plans. The Company's Compensation Committee must consider and approve all awards granted to the Company's executive officers.

The Company recognized compensation expense from these plans of $239,784 ($173,894 net of tax), $190,032 ($136,281 net of tax) and $136,599 ($112,137 net of tax) in 2012, 2011 and 2010, respectively.

A summary of the activity under Employers Mutual's stock plans for 2012, 2011 and 2010 is as follows:

	Year ended December 31,					
	2012		2011		2010	
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
Outstanding, beginning of year	**1,437,095**	**$ 21.92**	1,251,489	$ 21.25	1,172,614	$ 20.96
Granted	**263,161**	**20.98**	277,180	24.40	219,476	20.72
Exercised	**(42,619)**	**17.97**	(38,631)	18.67	(73,086)	15.70
Expired	**(68,680)**	**21.51**	(50,918)	21.51	(50,315)	20.26
Forfeited	**-**	**-**	(2,025)	19.13	(17,200)	21.68
Outstanding, end of year	**1,588,957**	**$ 21.89**	1,437,095	$ 21.92	1,251,489	$ 21.25
Exercisable, end of year	**872,506**	**$ 21.97**	762,888	$ 21.64	638,788	$ 21.40

Employers Mutual estimated the fair value of each option grant on the date of grant using the Black-Scholes-Merton option-pricing model and the following weighted-average assumptions:

	Year ended December 31,		
	2012	2011	2010
Estimated dividend yield	**3.81%**	3.11%	3.47%
Expected volatility	**25.2% - 44.7%**	20.9% - 51.2%	16.7% - 23.6%
Weighted-average volatility	**35.61%**	32.76%	19.17%
Risk-free interest rate	**0.06% - 1.51%**	0.17% - 2.75%	0.16% - 2.99%
Expected term (years)	**0.25 - 6.40**	0.25 - 6.40	0.25 - 6.30

The expected term of the options granted in 2012 to individuals who were not eligible to retire as of the grant date was estimated using historical data that excluded certain option exercises that occurred prior to the normal vesting period due to the retirement of the option holders. The expected term used for options granted to individuals who were eligible to retire as of the grant date was three months, reflecting the fact that upon retirement all unvested options immediately become vested, and the option holder has 90 days to exercise his or her outstanding options. This produced a weighted-average expected term of 3.53 years.

The expected volatility of options granted in 2012 to individuals who were not eligible to retire as of the grant date was computed by using the historical daily prices of the Company's common stock for a period covering the most recent 6.4 years, which approximates the average term of the options. This produced an expected volatility of 44.7 percent. The expected volatility of options granted to individuals who were eligible to retire as of the grant date was computed by using the historical daily prices for the most recent three-month period. This produced an expected volatility of 25.2 percent. The weighted-average volatility of the 2012 option grant was 35.61 percent. Prior to 2011, expected volatilities were calculated, in most instances, using historical high and low average monthly prices of the Company's common stock. This produced expected volatilities that were typically lower than those calculated in 2012 and 2011 using daily prices. Due to the higher expected volatilities used in the valuation of the 2012 and 2011 option grants, the fair values of the granted options are higher, which produces a larger amount of stock compensation expense.

At December 31, 2012, the Company's portion of the unrecognized compensation cost associated with option awards issued under Employers Mutual's stock plans that are not currently vested was $559,214, with a 1.6 year weighted-average period over which the compensation expense is expected to be recognized. A summary of non-vested option activity under Employers Mutual's stock plans for 2012, 2011 and 2010 is as follows:

	Year ended December 31,					
	2012		2011		2010	
	Number of options	Weighted-average grant-date fair value	Number of options	Weighted-average grant-date fair value	Number of options	Weighted-average grant-date fair value
Non-vested, beginning of year	**674,207**	**$ 3.58**	612,701	$ 2.64	634,828	$ 3.16
Granted	**263,161**	**3.83**	277,180	5.01	219,476	1.92
Vested	**(220,917)**	**3.25**	(213,649)	2.75	(224,403)	3.28
Forfeited	**-**	**-**	(2,025)	3.03	(17,200)	4.15
Non-vested, end of year	**716,451**	**$ 3.77**	674,207	$ 3.58	612,701	$ 2.64

The Company's portion of the total intrinsic value of options exercised under Employers Mutual's stock plans was $54,489, $54,932 and $125,939 in 2012, 2011 and 2010, respectively. Under the terms of the pooling and quota share agreements, these amounts were paid to Employers Mutual. The Company received the full fair value for all shares issued under these plans. The Company's portion of the total fair value of options that vested in 2012, 2011 and 2010 was $215,399, $176,131 and $220,962, respectively. Additional information relating to options outstanding and options vested (exercisable) at December 31, 2012 is as follows:

	December 31, 2012			
	Number of options	Weighted-average exercise price	Aggregate intrinsic value	Weighted-average remaining term
Options outstanding	**1,588,957**	**$ 21.89**	**$ 3,548,868**	**5.99**
Options exercisable	**872,506**	**$ 21.97**	**$ 1,940,904**	**4.39**

The 2003 Plan does not generally generate income tax deductions for the Company because only incentive stock options could be issued under the plan. The Company has recorded a deferred income tax benefit for a portion of the compensation expense associated with the March 2008 grant and for all subsequent grants (all made under the 2007 Plan) because non-qualified options were issued. The Company's portion of the current income tax deduction realized from exercises of stock options was $2,026, $11,341 and $2,644 in 2012, 2011 and 2010, respectively. These actual deductions are generally in excess of the deferred tax benefits recorded in conjunction with the compensation expense (referred to as excess tax benefits) and are reflected in the statement of cash flows as a financing cash inflow (outflow if less) with an offsetting cash flow from operating activities (($2,221), $6,622 and $542 as the Company's portion in 2012, 2011 and 2010, respectively). The income tax benefit that results from disqualifying dispositions of stock purchased through incentive stock options is deemed immaterial.

Employee Stock Purchase Plan

On May 30, 2008, the Company registered 500,000 shares of the Company's common stock for use in the Employers Mutual Casualty Company 2008 Employee Stock Purchase Plan. Any employee may participate in the plan by delivering, during the first twenty days of the calendar month preceding the first day of an election period, a payroll deduction authorization to the plan administrator; or making a cash contribution (employees designated as "Insiders" are required to give six months advance notice prior to participating in the plan). Participants pay 85 percent of the fair market value of the stock on the date of purchase. The plan is administered by the Board of Employers Mutual, and the Board has the right to amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. Expenses allocated to the Company in connection with this plan totaled $38,755, $39,150 and $26,657 in 2012, 2011 and 2010, respectively.

During 2012, a total of 36,702 options were exercised at prices ranging from $17.20 to $19.86. Activity under the plan was as follows:

	Year ended December 31,		
	2012	2011	2010
Shares available for purchase, beginning of year	**407,102**	441,423	468,122
Shares purchased under the plan	**(36,702)**	(34,321)	(26,699)
Shares available for purchase, end of year	**370,400**	407,102	441,423

Non-Employee Director Stock Option Plan

A total of 200,000 shares of the Company's common stock have been reserved for issuance under the 2003 Employers Mutual Casualty Company Non-Employee Director Stock Option Plan. All non-employee directors of Employers Mutual and its subsidiaries and affiliates who are not serving on the "Disinterested Director Committee" of the Board of Employers Mutual as of the beginning of an option period are eligible to participate in the plan. Each eligible director can purchase shares of common stock at 75 percent of the fair value of the stock on the option exercise date in an amount equal to a minimum of 25 percent and a maximum of 100 percent of their annual cash retainer. The plan will continue through the option period for options granted at the 2012 annual meetings. The plan is administered by the Disinterested Director Committee of the Board. The Board may amend or terminate the plan at any time; however, no such amendment or termination shall adversely affect the rights and privileges of participants with unexercised options. Expenses allocated to the Company in connection with this plan totaled $22,138, $48,877 and $10,931 in 2012, 2011 and 2010, respectively.

During 2012, a total of 6,063 options were exercised at prices ranging from $14.49 to $15.44. Activity under the plan was as follows:

	Year ended December 31,		
	2012	2011	2010
Shares available for purchase, beginning of year	**155,467**	167,848	172,630
Shares purchased under the plan	**(6,063)**	(12,381)	(4,782)
Shares available for purchase, end of year	**149,404**	155,467	167,848

Dividend Reinvestment Plan

The Company has previously maintained a dividend reinvestment and common stock purchase plan (the "Plan") which provided stockholders with the option of reinvesting cash dividends in additional shares of the Company's common stock. Participants could also purchase additional shares of common stock without incurring broker commissions by making optional cash contributions to the plan, and sell shares of common stock through the plan.

Effective March 14, 2012, the Company's Board of Directors temporarily suspended the issuance of shares of common stock under the Plan. As a result, dividend reinvestments and optional cash purchases are not currently permitted under the Plan. The temporary suspension of the issuance of shares of common stock under the Plan was due to a late filing of an amendment to a Current Report on Form 8-K. It is the intent of the Board of Directors to reinstate the issuance of shares of common stock under the Plan at such time that the Company is once again in compliance with the eligibility requirements regarding the timely filing of the required reports.

Employers Mutual did not participate in this plan in 2012, 2011 or 2010. Activity under the plan was as follows:

	Year ended December 31,		
	2012	2011	2010
Shares available for purchase, beginning of year	**161,236**	169,383	175,609
Shares purchased under the plan	**(51)**	(8,147)	(6,226)
Shares available for purchase, end of year	**161,185**	161,236	169,383
Range of purchase prices	**$ 21.38**	$ 18.13	$ 20.48
	to	to	to
	$ 23.22	$ 24.25	$ 23.62

Stock Appreciation Right (SAR) agreement

On October 19, 2006, Employers Mutual entered into a stock appreciation rights (SAR) agreement with the Company's Executive Vice President and Chief Operating Officer (Mr. Murray) at that time. Because the SAR agreement will be settled in cash, it is considered to be a liability-classified award under ASC Topic 718. As a result, the value of this agreement must be re-measured at fair value at each financial statement reporting date, subject to a minimum fair value stipulated in the SAR agreement. The full value of this agreement was expensed in 2006 because Mr. Murray was eligible for retirement and was entitled to keep the award at retirement, and as a result, the award did not have any subsequent service requirements. Subsequent changes in the fair value of this agreement are reflected as compensation expense, until the agreement is ultimately settled in 2016. During 2012, 2011 and 2010, the Company did not recognize any compensation expense related to this award because the fair value of the award did not exceed the floor amount contained in the agreement.

14. STOCK REPURCHASE PROGRAMS

Stock Repurchase Plans

On March 10, 2008, the Company's Board of Directors authorized a $15,000,000 stock repurchase program. On October 31, 2008, the Company's Board of Directors announced an extension of the stock repurchase program, authorizing an additional $10,000,000. During 2011 the Company completed the program. In total, the Company repurchased 1,078,733 shares of its common stock at a cost of $24,998,330 under the program.

On November 3, 2011, the Company's Board of Directors authorized a new $15,000,000 stock repurchase program. This program became effective immediately and does not have an expiration date. The timing and terms of the purchases are determined by management based on market conditions and are conducted in accordance with the applicable rules of the Securities and Exchange Commission. Common stock repurchased under this program will be retired by the Company. No purchases have been made under this program.

Stock Purchase Plan

During the second quarter of 2005, Employers Mutual initiated a $15,000,000 stock purchase program under which Employers Mutual will purchase shares of the Company's common stock in the open market. This purchase program does not have an expiration date; however, this program is currently dormant and will remain so while the Company's repurchase program is in effect. The timing and terms of the purchases are determined by management based on market conditions and are conducted in accordance with the applicable rules of the Securities and Exchange Commission. No purchases were made during 2012, 2011 and 2010. As of December 31, 2012, $4,490,561 remained available under this plan for additional purchases.

15. LEASES, COMMITMENTS AND CONTINGENT LIABILITIES

One of the Company's property and casualty insurance subsidiaries leases office facilities in Bismarck, North Dakota, with lease terms expiring in 2014. Employers Mutual has entered into various leases for branch and service office facilities with lease terms expiring through 2021. All of these lease costs are included as expenses under the pooling agreement. The following table reflects the lease commitments of the Company as of December 31, 2012.

	Payments due by period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	More than 5 years
Lease commitments					
Real estate operating leases	$ 7,601,875	$ 1,327,830	$ 2,454,341	$ 1,810,872	$ 2,008,832

The participants in the pooling agreement are subject to guaranty fund assessments by states in which they write business. Guaranty fund assessments are used by states to pay policyholder liabilities of insolvent insurers domiciled in those states. Many states allow assessments to be recovered through premium tax offsets. Estimated guaranty fund assessments of $1,016,334 and $1,038,797 have been accrued as of December 31, 2012 and 2011, respectively. Premium tax offsets of $653,434 and $665,829, which are related to prior guarantee fund payments and current assessments, have been accrued as of December 31, 2012 and 2011, respectively. The guaranty fund assessments are expected to be paid over the next two years and the premium tax offsets are expected to be realized within ten years of the payments. The participants in the pooling agreement are also subject to second-injury fund assessments, which are designed to encourage employers to employ workers with pre-existing disabilities. Estimated second-injury fund assessments of $1,578,802 and $1,873,392 have been accrued as of December 31, 2012 and 2011, respectively. The second-injury fund assessment accruals are based on projected loss payments. The periods over which the assessments will be paid is not known.

The participants in the pooling agreement have purchased annuities from life insurance companies, under which the claimant is payee, to fund future payments that are fixed pursuant to specific claim settlement provisions. The Company's share of case loss reserves eliminated by the purchase of these annuities was $165,362 at December 31, 2012. The Company has a contingent liability for the aggregate guaranteed amount of the annuities of $239,486 at December 31, 2012 should the issuers of those annuities fail to perform. The probability of a material loss due to failure of performance by the issuers of these annuities is considered remote.

The Company and Employers Mutual and its other subsidiaries are parties to numerous lawsuits arising in the normal course of the insurance business. The Company believes that the resolution of these lawsuits will not have a material adverse effect on its financial condition or its results of operations. The companies involved have established reserves which are believed adequate to cover any potential liabilities arising out of all such pending or threatened proceedings.

16. UNAUDITED INTERIM FINANCIAL INFORMATION

	Three months ended,			
	March 31	June 30	September 30	December 31
2012				
Total revenues	**$ 130,073,865**	**$ 120,503,570**	**$ 132,562,158**	**$ 128,727,934**
Income (loss) before income tax expense (benefit)	**$ 27,898,287**	**$ (5,511,804)**	**$ 10,750,356**	**$ 18,496,775**
Income tax expense (benefit)	**8,674,552**	**(2,935,333)**	**2,429,112**	**5,498,854**
Net income (loss)	**$ 19,223,735**	**$ (2,576,471)**	**$ 8,321,244**	**$ 12,997,921**
Net income (loss) per share - basic and diluted^	**$ 1.49**	**$ (0.20)**	**$ 0.65**	**$ 1.01**

	Three months ended,			
	March 31	June 30	September 30	December 31
2011*				
Total revenues	$ 116,827,435	$ 114,341,363	$ 115,423,984	$ 126,051,859
Income (loss) before income tax expense (benefit)	$ 7,153,054	$ (21,660,164)	$ (10,206,423)	$ 13,722,016
Income tax expense (benefit)	1,413,216	(8,758,153)	(4,631,933)	3,722,632
Net income (loss)	$ 5,739,838	$ (12,902,011)	$ (5,574,490)	$ 9,999,384
Net income (loss) per share - basic and diluted^	$ 0.44	$ (1.00)	$ (0.43)	$ 0.78

* Prior year amounts adjusted, where applicable, for new accounting guidance regarding deferrable acquisition costs (effective January 1, 2012). See Note 1 of Notes to Consolidated Financial Statements.

^ Since the weighted-average number of shares outstanding for the quarters are calculated independently of the weighted-average number of shares outstanding for the year, quarterly net income (loss) per share may not total to annual net income (loss) per share.

GLOSSARY

Assumed Reinsurance - When one or more insurers, in exchange for a share of the premium, accepts responsibility to indemnify risk underwritten by another as reinsurance. See "Reinsurance."

Catastrophe and Storm Losses - Losses from the occurrence of an earthquake, hurricane, explosion, flood, hail storm or other similar event which results in substantial loss.

Ceded Reinsurance - The transfer of all or part of the risk of insurance loss from an insurer to another as reinsurance. See "Reinsurance."

Combined Ratio - A measure of property/casualty underwriting results. It is the ratio of claims, settlement and underwriting expenses to insurance premiums. When the combined ratio is under 100%, underwriting results are generally profitable; when the ratio is over 100%, underwriting results are generally unprofitable. Underwriting results do not include net investment income, which may make a significant contribution to overall profitability.

Deferred Policy Acquisition Costs - The capitalization of commissions, premium taxes and other expenses related to the production of insurance business. These costs are deferred and amortized in proportion to related premium revenue.

Excess of Loss Reinsurance - Coverage for the portion of losses which exceed predetermined retention limits.

Generally Accepted Accounting Principles (GAAP) - The set of practices and procedures that provides the framework for financial statement measurement and presentation. Financial statements in this report were prepared in accordance with U.S. GAAP.

Incurred But Not Reported (IBNR) – An estimate of liability for losses that have occurred but not yet been reported to the insurer. For reinsurance business IBNR may also include anticipated increases in reserves for claims that have previously been reported.

Incurred Losses and Settlement Expenses - Claims and settlement expenses paid or unpaid for which the Company has become liable for during a given reporting period.

Loss Reserve Development - A measure of how the latest estimate of an insurance company's claim obligations compares to an earlier projection. This is also referred to as the increase or decrease in the provision for insured events of prior years.

Net Investment Income - Dividends and interest earned during a specified period from cash and invested assets, reduced by related investment expenses.

Net Investment Yield - Net investment income divided by average invested assets.

Other-Than-Temporary Investment Impairment Loss – A realized investment loss that is recognized when an investment's fair value declines below its carrying value and the decline is deemed to be other-than-temporary.

Pooling Agreement - A joint underwriting operation in which the participants assume a predetermined and fixed interest in the premiums, losses, expenses and profits of insurance business.

Premiums - Amounts paid by policyholders to purchase insurance coverages.

Earned Premium - The recognition of the portion of written premiums directly related to the expired portion of an insurance policy for a given reporting period.

Net Written Premiums - Premiums written during a given reporting period, net of assumed and ceded reinsurance, which correlate directly to the insurance coverage provided.

Unearned Premium - The portion of written premium which would be returned to a policyholder upon cancellation.

Written Premium - The cost of insurance coverage. Written premiums refer to premiums for all policies sold during a specified accounting period.

Quota Share Reinsurance Agreement – A form of reinsurance in which the reinsurer assumes a stated percentage of all premiums, losses and related expenses in a given class of business.

Realized Investment Gains/Losses - The amount of net gains/losses realized when an investment is sold at a price higher or lower than its original cost or carrying amount. Also the amount of loss recognized when an investment's carrying value is reduced to fair value due to a other-than-temporary impairment in the fair value of that investment.

Reinsurance - The contractual arrangement by which one or more insurers, called reinsurers, in exchange for premium payments, agree to assume all or part of a risk originally undertaken by another insurer. Reinsurance "spreads risk" among insurance enterprises, allowing individual companies to reduce exposure to losses and provide additional capacity to write insurance.

Reserves - The provision for the estimated future cost of all unpaid claims. The total includes known claims as well as amounts for claims that have occurred but have not been reported to the insurer (IBNR).

Return on Equity (ROE) - Net income divided by average stockholders' equity.

Risk-Based Capital - A model developed by the National Association of Insurance Commissioners which attempts to measure the minimum statutory capital needs of property and casualty insurance companies based upon the risks in a company's mix of products and investment portfolio.

Settlement Expenses - Expenses incurred in the process of investigating and settling claims.

Statutory Accounting - Accounting practices used by insurance companies to prepare financial statements submitted to state regulatory authorities. Statutory accounting differs from GAAP in that it stresses insurance company solvency rather than the matching of revenues and expenses.

Underwriting Gain/Loss - Represents insurance premium income less insurance claims, settlement and underwriting expenses.

Unrealized Holding Gains/Losses on Investments - Represents the difference between the current market value of investments and the basis at the end of a reporting period.

EMCI BOARD OF DIRECTORS

CHAIRMAN OF THE BOARD

George C. Carpenter III
85, E, C, N
Chair – Corp.Gov./Nominating Committee
Retired Executive Director
Iowa Public Television (broadcasting)

DIRECTORS

Stephen A. Crane
67, A, C, N
Chair – Compensation Committee
Independent Consultant
Retired Chief Executive Officer
AlphaStar Insurance Group Ltd.

Jonathan R. Fletcher
39, I, C
Managing Director and Portfolio Manager
BTC Capital Management, Inc.
(finance, investments)

Robert L. Howe*, CFE, CIE, CGFM, AIR
70, A, N, I
Chair – Inter-Company Committee
Consultant, Insurance Strategies Consulting, LLC
Retired Deputy Commissioner and Chief Examiner,
Iowa Insurance Division

Bruce G. Kelley, J.D., CPCU, CLU
59, E
Chair – Executive Committee
President and Chief Executive Officer
EMC Insurance Group Inc.

Gretchen H. Tegeler
57, E, A, I
Chair – Audit Committee
Executive Director
Taxpayers Association of Central Iowa

INDEPENDENT DIRECTORS

George C. Carpenter III
Stephen A. Crane
Jonathan R. Fletcher
Robert L. Howe
Gretchen H. Tegeler

BOARD COMMITTEES

A Audit Committee
C Compensation Committee
E Executive Committee
I Inter-Company Committee
N Corporate Governance and Nominating Committee

EMCI's Board-designated financial expert *

EMCI OFFICERS

Karey S. Anderson, CFA
Assistant Secretary

Jason R. Bogart, CPCU, ARM
Vice President, Branch Operations

Bradley J. Fredericks
Assistant Secretary

Richard W. Hoffmann, J.D.
Vice President, General Counsel & Secretary

Kevin J. Hovick, CPCU
Executive Vice President and COO

Ronald W. Jean, FCAS, MAAA
Executive Vice President for Corporate Development

Scott R. Jean, FCAS, MAAA
Vice President & Chief Actuary

Bruce G. Kelley, J.D., CPCU, CLU
President and CEO

Robert L. Link, CAM, CM
Vice President & Assistant Secretary

Mick A. Lovell, CPCU
Vice President, Director of Business Development

Elizabeth A. Nigut, J.D.
Vice President, Human Resources

Ronald A. Paine, CPA, CIA
Vice President, Internal Audit

Carla A. Prather
Assistant Vice President & Controller

Mark E. Reese, CPA
Senior Vice President & CFO

Richard K. Schulz
Senior Vice President, Claims

Kelvin B. Sederburg, ACAS, MAAA
Vice President & Appointed Actuary

Lisa A. Stange, CFA
Vice President, Chief Investment Officer & Treasurer


EMC
INSURANCE GROUP INC.

EMC Insurance Group Inc.

Dakota Fire Insurance Company
EMC Reinsurance Company
EMC Underwriters, LLC
EMCASCO Insurance Company
Ilinois EMCASCO Insurance Company

717 Mulberry Street | Des Moines, IA 50309 | 515-280-2511 | 800-447-2295 | emcins.group@emcins.com | **www.emcins.com/ir**